Annual Report 2005

For the Year Ended March 31, 2005

JAPAN TOBACCO INC.

CONTENTS

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Unless otherwise specified in this annual report, the information herein is as of June 24, 2005.



Dagmersellen Factory in Switzerland Packing Line



Oriental Leaf

Financial Highlights

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Millions of U.S. dollars
	2001[1]	2002	2003[2]	2004[3]	2005	2005
For the year:						
Net sales	¥4,501,701	¥4,544,175	¥4,492,264	¥4,625,151	¥4,664,514	$43,435
EBITDA	312,045	334,119	337,296	373,435	400,115	3,726
Operating income	139,965	163,805	188,963	234,034	273,371	2,546
Net income (loss)	43,687	36,850	75,302	(7,603)	62,584	583
Free cash flow (FCF)	307,311	31,413	170,372	269,174	269,459	2,509
At year-end:						
Total assets	¥3,188,230	¥3,063,077	¥2,957,665	¥3,029,084	¥2,982,056	$27,768
Total shareholders' equity	1,513,846	1,613,105	1,622,654	1,507,937	1,498,204	13,951
Ratios:						
Return on equity (ROE)	2.9%	2.4%	4.7%	(0.5%)	4.2%	
Equity ratio	47.5%	52.7%	54.9%	49.8%	50.2%	
EBITDA margin	6.9%	7.4%	7.5%	8.1%	8.6%	
Operating income margin	3.1%	3.6%	4.2%	5.1%	5.9%	
Amounts per share (in yen and U.S. dollars):						
Net income	¥ 21,843	¥ 18,425	¥ 37,528	¥ (3,967)	¥ 32,090	$ 299
Shareholders' equity	756,923	806,552	811,204	771,516	781,814	7,280
Cash dividends applicable to the year	8,000	8,000	10,000	10,000	13,000	121

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥107.39 per $1, the rate of exchange as of March 31, 2005.

(1) As discussed in Note 3 k) to the consolidated financial statements, effective April 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits.

(2) As discussed in Note 3 o) to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of a foreign consolidated subsidiary have been accounted for in accordance with new accounting standards. Also, as discussed in Note 3 o) to the consolidated financial statements, effective April 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries.

(3) As discussed in Note 3 o) to the consolidated financial statements, effective from April 2003, the Company changed its method of accounting for the Obligation under the Public Official Mutual Assistance Association Law.

2. EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:

From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect

From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

3

Net Sales and Operating Income Margin


(Billions of Yen)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
6
5
4
3
2
1
0
'01 '02 '03 '04 '05

☐ Net Sales
— Operating Income Margin
(Years ended March 31)

EBITDA and EBITDA Margin


(Billions of Yen)
(%)
500
400
300
200
100
0
10
8
6
4
2
0
'01 '02 '03 '04 '05

☐ EBITDA — EBITDA Margin
(Years ended March 31)

Net Income (Loss) and ROE


(Billions of Yen)
(%)
80
60
40
20
0
-20
8
6
4
2
0
-2
'01 '02 '03 '04 '05

☐ Net Income (Loss) — ROE
(Years ended March 31)

Free Cash Flow


(Billions of Yen)
400
300
200
100
0
'01 '02 '03 '04 '05

☐ Free Cash Flow
(Years ended March 31)

JT at a Glance


Russia
Ukraine
France
Italy
Spain
Turkey
Iran
South Korea
Taiwan
Malaysia
Weihai J.K. Foods Co., Ltd.
Manufacturing and sale of seasonings
JT: Headquarters
Shanghai JS Foods Co., Ltd.
Manufacturing and sale of frozen foods
Thai Foods International Co., Ltd.
Manufacturing and sale of seasonings
Swickers Kingaroy Bacon Factory Pty. Ltd.
Meat processing
Hans Continental Smallgoods Pty. Ltd.
Manufacturing and sale of ham and sausage
JT International S.A.
Headquarters of the International Tobacco Operations

JT International is responsible for the JT Group's international tobacco business.
–Around 12,000 employees from more than 90 countries.
–Products sold in more than 120 countries.
–Operating cigarette manufacturing factories in 15 countries.


Years ended March 31
Net Sales
EBITDA
Operating Income (Loss)
Tobacco Business
(Billions of Yen)
'03 4,134 321 213
'04 4,236 343 238
'05 4,284 360 259
0 1,000 2,000 3,000 4,000 5,000
0 100 200 300 400
0 100 200 300
Pharmaceuticals Business
'03 53 (5) (13)
'04 51 (4) (12)
'05 57 5 1
0 10 20 30 40 50 60
(6) (4) (2) 0 2 4 6
(15) (10) (5) 0 5
Foods Business
'03 232 0 (13)
'04 250 3 (4)
'05 265 7 1
0 100 200 300
0 2 4 6 8
(15) (10) (5) 0 5

Note: The sum of the above does not match the entire JT because there are Other Businesses and Elimination/Corporate.


Canada
AKROS PHARMA INC.
Research activities on pharmaceuticals business and clinical development in the United States
Tobacco Business
Pharmaceuticals Business
Foods Business
Core overseas markets

Japan Tobacco Inc. (JT) and its 32,600 employees worldwide are striving to become a "global growth company that develops diversified, value-creating businesses." We are the world's third-largest tobacco company and our tobacco business continues to grow particularly in the international tobacco business, with a focus on our core markets. In our pharmaceuticals business, the future cash flow generator, we have succeeded in licensing promising new drugs to major Western pharmaceutical companies. We have achieved positive operating income in our foods business, which we see as the next cash flow generator.

Top 5 Brands by Sales Volume Worldwide

(Year ended December 31, 2004)

Brand	Brand Owner	Total World Annual Sales Volume
		(Billions of cigarettes)
1. Marlboro	Philip Morris	466.4
2. Mild Seven	JT	115.6
3. L&M	Philip Morris	113.4
4. Winston	Total*	85.0
	JT	70.2
	Reynolds American	14.8
5. Camel	Total*	58.8
	JT	35.8
	Reynolds American	23.0

Source: The Maxwell Report "Top World Cigarette Market Leaders"
*Sales volume within the United States and that outside the United States belong to Reynolds American and JT, respectively

Summary of Businesses

Domestic Tobacco Business

JT enjoys an approximate two-thirds share of Japan's domestic tobacco market, the world's fourth-largest market. Nine of the top 10 products in Japan by sales volume are JT products. Of these, the Mild Seven brand family holds five spots, from No. 1 to No. 3 as well as No. 7. and No. 10. We are also actively developing competitive new products, including a reduced-odor product based on such innovative technologies as D-spec, one of the world's most advanced tobacco technologies.

International Tobacco Business

Our international tobacco business, with JT International S.A. (JTI) at its core, sells products in over 120 countries. Our domestic and international businesses combined make us the world's third-largest global tobacco company, in terms of sales volume. JTI has four Global Flagship Brands (GFB), including three of the world's top five brands–Camel, Winston and Mild Seven–plus Salem. In addition, JTI markets over 50 local brands.

Pharmaceuticals Business

Our pharmaceuticals business is aiming to further strengthen and enhance its research and development activities, particularly in developing world-class new drugs in the areas of glucose and lipid metabolism, anti-virus, immune disorder and inflammation, and bone metabolism. In 1998, we acquired 53.5% of Torii Pharmaceutical Co., Ltd., which now handles our domestic pharmaceuticals sales functions, while JT itself is responsible for R&D.

Foods Business

In the foods business, our aim is to become a distinctive food manufacturer operating across several foods categories. In processed foods, we are active in four product areas: frozen foods, seasonings and seasoned processed foods, bakery items, and chilled foods overseas. By expanding the scope of our processed foods business and shifting our strategy in our beverages business to focus more on profit, our foods business as a whole has become profitable on the basis of operating income.

Net Sales Breakdown, by Business Segment

(Year ended March 31, 2005)


2.8%
13.2%
2.9%
21.3%
59.9%
Domestic Tobacco Business
International Tobacco Business
Pharmaceuticals Business
Foods Business
Others

Note: Percentages are calculated from net sales excluding tobacco excise taxes for both the Domestic Tobacco Business and the International Tobacco Business.

Our corporate mission is to provide "irreplaceable delight" to all our stakeholders, through our operations in the tobacco, pharmaceuticals and foods businesses, and other activities.

Solidifying our foundation for future growth, coupled with the fulfilling of the social responsibilities expected of us is the way we will realize sustainable growth.





Tobacco Leaf Farm

A Message from Management



Yoji Wakui
Chairman of the Board and Representative Director (right)

Katsuhiko Honda
President and CEO and Representative Director (left)

In April 2002, we published the JT Brand-ing Declaration as our corporate mission. Through various corporate activities, we promise to deliver "irreplaceable delight" to all of our stakeholders—shareholders, customers, employees, and society—bringing added value that only JT can offer such as surprise and delight beyond expectation. We call this commitment "Brand-ing," which we will strive to fulfill in becoming an integral part of society.

Shareholders' Delight

— We will establish economic rationality as a common language within our whole organization.

— We will work tirelessly toward business structure reform to adapt better to the changing business environment.

After having announced "JT PLAN-V," our mid-term management plan for FY 3/2004 through FY 3/2006, we succeeded in achieving our company-wide management goals for EBITDA, operating income, and cumulative free cash flow one year ahead of schedule. In addition, we also expect to reach our ROE goal in FY 3/2006. By having firmly established a low-cost business structure, we are now ready to focus on our growth strategy. (Please refer to pp. 10-13,"To Our Shareholders, Customers, and Employees.")

Customers' Delight

— We will continue to deliver "delight" through appealing products and services with a thorough understanding of our customers' needs.

In all business that we undertake, we value dialog with our customers and want to continue in our pursuit of offering "delight" that matches or even exceeds the expectations of customers. In our tobacco business, we released our Tobacco Brand-ing Declaration in September 2003, in which we stated our recognition of tobacco as our main product, and set out the direction in which we aim to advance. Based on this declaration, we strive to do our best not only in providing customers with attractive products, but also in realizing a society in which good smoking manners are observed, and smokers and nonsmokers alike co-exist in harmony.

Employees' Delight

— We will provide excellent opportunities for employees, who are competent, motivated, and responsible.

Human resources are the Company's most valuable asset. By enhancing the attractiveness of the JT Group's businesses, we will attract highly skilled personnel.

At the same time, by encouraging our employees to exercise fully their expertise and passion in their work, we will push JT forward in its growth as a powerful, distinguished, and ever-advancing corporation. As the JT Group continues to develop, we wish to create a positive environment in which the Company and its employees together grow and generate successful results. Individuals with a wide range of talents can continue to improve their skills through their work at JT. Such enhanced quality contribution from individual employees can be appropriately har-

nessed to promote a business environment under which the Company can reward employee contributions and provide new opportunities for its employees to thrive. (Please refer to pp. 22-24, "Feature 2: Human Resources that Sustain the JT Group's Growth.")

Society's Delight

— We will conduct highly ethical business activities to become a good and welcomed corporate citizen for global and local societies.

JT has always taken an active involvement in contributing to the environment and society. As we face our 20th anniversary as a joint stock company, we are determined to enhance further our contribution efforts as a way of extending our appreciation to society. We are also working to initiate environmental action plans in FY 3/2006 for the entire JT Group. (Please refer to pp. 42-47, "Activities Contributing to the Environment and Society.")

Based on our Brand-ing Declaration, we are committed to putting forth our most sincere efforts to advance further JT's business operations with the cooperation of our employees.

"JT Brand-ing Declaratin"

- We aim to become a "Global Brand-ing Company" that develops unique brands that are trusted and respected by our customers.
- We believe that our most significant assets are those unique product brands and "JT" itself, which pursues developing the brands, as the unified corporate brand.
- We commit ourselves to use management resources to continually build our brands and keep them fresh.
- We are committed to developing and increasing the value of the "JT" brands as well as our product brands with pride.

Excerpt from "Tobacco Brand-ing Declaration"
[Tobacco for Society]

Tobacco has been commonly used as an item to promote communication between people; to break a moment of silence or sometimes to gain relief from tension.
However, people who do not smoke are often irritated by tobacco smoke. Smokers should at all times be courteous and pay full attention to non-smokers.
From a socio-economic standpoint, tobacco is the product of a wide range of industries, from growers to retailers. Many people in the world rely on tobacco for their livelihoods.
It should also be noted that tobacco taxes stemming from cigarette sales are borne by smokers and contribute to a significant part of government revenues across the world.

June 2005

Yoji Wakui
Chairman of the Board and Representative Director

Yoji Wakui

Katsuhiko Honda
President and CEO and Representative Director

Katsuhiko Honda

To Our Shareholders, Customers, and Employees



Katsuhiko Honda
President and CEO and Representative Director

During FY3/2005, we took great strides forward in implementing our mid-term management plan "JT PLAN-V" and achieved most of our financial targets therein a year in advance. This provides the JT Group with a strong business foundation which will enable the company to concentrate on growth strategies going forward.

Solidifying a foundation for growth

FY 3/2005 can be said to mark a crucial year in the JT Group's future of growth.

JT announced JT PLAN-V, a new mid-term management plan covering FY 3/2004 through FY 3/2006 that replaced the Company's then-existing mid-term management plan, in August 2003. In mid 2003, we were confronted with a series of drastic changes in the business environment that seriously affected our assumptions for the domestic tobacco business, including stricter regulations on smoking and an increase in tobacco excise tax, as well as our decision to terminate the Marlboro license agreement for the Japanese market with Philip Morris. JT PLAN-V was formulated in order to aggressively push ahead the pace of business restructuring to achieve sales growth and drastic cost structure reforms. The termination of the license agreement for Marlboro products is expected to have a negative impact amounting to some ¥50.0 billion in operating income, an amount equivalent to just over a quarter of JT's operating income for FY 3/2003. Under such circumstances, JT PLAN-V represented a pronouncement of our strong determination to turn a delicate situation into an opportunity and generate additional business value exceeding the expected decline in operating income.

As a result of concerted efforts throughout the Company, we were able to achieve three of the four numerical goals within JT PLAN-V, namely EBITDA, operating income, and cumulative free cash flow, a year ahead of our predetermined schedule. In addition, we expect to attain the remaining goal, an ROE target of 7% or more, in the current term. As we have soundly achieved a low-cost structure, we now shift our emphasis toward preparations for future growth.

In aiming for top-line growth in the domestic tobacco business, we have undertaken aggressive product development and marketing activities, including design innovations for our mainstay brands, test-marketing of new products and development of D-spec (reduced-odor) products, and have thereby raised our market shares in all growth segments (1-mg tar, menthol, and premium products). Moreover, in the new category of D-spec products, we have secured a steady market share of just under 1%.

We pressed forward with a variety of measures in order to build a solid foundation for growth and to overcome changes in the business environment, such as the July 2003 increase in tobacco excise tax in Japan and a decline in business volume due to the termination of the Marlboro license agreement in April 2005. To begin with, we consolidated 25 cigarette-manufacturing plants across Japan as of March 2002 into 10 such plants. In addition, nearly 5,800 employ-

"JT PLAN-V" Targets and Progress

	Target in FY3/2006 in JT PLAN-V	FY 3/2006 (forecast) (As of April 2005)	FY 3/2005
• EBITDA	¥360.0 billion	¥423.0 billion	¥400.1 billion
(Reference target) Operating income	¥230.0 billion	¥297.0 billion	¥273.3 billion
• ROE	7% or more	11.4%	4.2%
• Cumulative FCF for FY 3/2004-3/2006	¥450.0 billion	Projected to exceed ¥600.0 billion	¥538.5 billion *

* Cumlative FCF for FY3/2004-3/2005

ees applied for our voluntary retirement program in FY 3/2005. We estimate that the voluntary retirement program will lead to annual cost reductions of ¥55.0 billion from FY 3/2007. We also received tobacco planting termination applications from just fewer than 4,000 leaf tobacco growers, or 20% of the total in Japan, which we expect will help reduce purchasing expenditures by around ¥11.0 billion annually.

The international tobacco business, meanwhile, has been our main driver of profit growth, achieving remarkable EBITDA growth by consistently concentrating resources on GFB and our core markets. EBITDA grew steadily at an average annual rate of 20% between 2000 and 2004.

In the pharmaceuticals business, we have been steadily striving to create internationally competitive and distinctive drugs. In October 2004, we licensed JTT- 705 (a treatment for Dyslipidemia) to major Swiss pharmaceutical company F. Hoffmann-La Roche Ltd. In March 2005, we also licensed JTK-303 (an anti-HIV drug), which entered the clinical trial stage in FY 3/2005, to Gilead Sciences, Inc, a U.S. pharmaceutical company strong in the field of infectious diseases. These events demonstrated JT's global strength in research and development.

The foods business achieved an operating income surplus a year ahead of target under JT PLAN-V, with marginal profits increasing as a result of expanding the scale of business and promoting efficiency throughout our operations.

As part of our efforts to restructure our asset portfolio, we undertook preparations for the creation of a real estate investment trust (J-REIT). As a result, we successfully listed Frontier Real Estate Investment Corp. (FRI) on the Tokyo Stock Exchange in August 2004. At the same time, JT established trust accounts for six large-scale commercial real estate properties and sold the trust beneficiary certificates to FRI.

In July 2004, we reorganized JT's corporate divisions and clarified their respective functions, the purpose being to build a structure enabling rapid responses to changes in the business environment and advances in business operations. At the same time, we are striving to create efficient and streamlined divisions.

FY 3/2005 performance – Both operating income and EBITDA post new record highs for the third consecutive fiscal year

— Sales

Net sales (including tobacco excise tax) totaled ¥4,664.5 billion, an increase of 0.9% from the previous fiscal year. This was mainly due to higher revenues in the domestic tobacco business resulting from price increases associated with tobacco excise tax increase of July 2003, growth in sales volume of our Global Flagship Brands (GFB) in the

international tobacco business, one-time revenues from our licensing of JTT-705 in the pharmaceuticals business, and expanded operations in our processed foods business.

— Operating income, EBITDA

Operating income and EBITDA both set new record highs for the third consecutive term, reaching ¥273.3 billion (up 16.8% from the previous fiscal year) and ¥400.1 billion (up 7.1% from the previous fiscal year), respectively. On top of cost reduction efforts in the domestic tobacco business and other business units, higher profitability in the international tobacco business thanks to the growth of GFB, the licensing of JTT-705, and expansion of operations in the processed foods business all contributed to record profits.

— Net Income

Net income was ¥62.5 billion, a turnaround from the net loss of ¥7.6 billion in the previous fiscal year. Despite costs related to business restructuring, including extraordinary losses associated with voluntary retirement measures, this turnaround was achieved in part through extraordinary profits arising from the transfer of fixed assets to FRI, a J-REIT and the absence of certain extraordinary losses booked in the previous fiscal year, such as the ¥185.0 billion loss due to accounting changes relating to obligations prescribed under the Public Official Mutual Assistance Association Law.

— Dividend

We decided to increase dividend payments by ¥2,000 from the previous term, in addition to a ¥1,000 commemorative dividend for our 20th anniversary as a joint stock company, to ¥13,000 per share.

FY 3/2006: Setting our sights on the next growth opportunity

Having achieved nearly all the financial targets of JT PLAN-V ahead of schedule in FY 3/2005 and almost completing the laying of a foundation for growth, we will focus on growth strategies in FY 3/2006.

— Tobacco business: solidifying our position in the domestic market and making a leap forward in overseas markets

We aim to achieve stable profit growth in the domestic tobacco business by maximizing our market share through design innovations of existing mainstay brands and the introduction of innovative new products, as well as by executing an optimal pricing strategy. While we discontinued our license agreement of Marlboro products in April 2005, we gained the ability to directly sell such brands as Camel, Winston and Salem from May 2005. This direct involvement will boost our marketing activities for these brands and help strengthen JT's brand portfolio. At the same time, it is essential to make constant efforts to create new staple products, while continuously test-marketing about 10 new products a year. In addition, we are shifting to a new branch system in July 2005 from 31 branches to 25 branches, and intend to be more predominant in the market.

We firmly believe that our international tobacco business will increasingly strengthen its role as the driver of profit in the JT Group. We feel there is strong growth momentum, with Camel in Italy and Mexico and Mild Seven in Taiwan showing steady growth, and Winston posting strong growth in Russia and Italy. While achieving organic growth in core markets, we will also be carefully watching for growth opportunities through M&A (Mergers and Acquisitions) or business tie-ups.

— Steady progress in the pharmaceuticals and foods businesses

We will also seek to achieve steady progress in the pharmaceuticals business, our future pillar, as well as the foods

business our next pillar.

In the pharmaceuticals business, we initiated clinical trials for JTK-303 (an anti-HIV drug) and JTT-302 (a Dyslipidemia drug) during FY 3/2005. We have high expectations that both compounds will prove to be new world-class drugs. We will continue to advance our research and development efforts and explore licensing opportunities for an early realization of business value in this area.

In the foods business, we will seek to increase business value further and ensure a profitable structure for the next leap forward through the development and marketing of new products, reinforcement of sales channels, and promotion of efficiency in all aspects of our business.

Developing as a global growth company

The year 2005 marks the 20th anniversary of JT's incorporation. Now that we are in a position to devote our attention to growth strategies across all our business divisions, we intend to develop the JT Group as a global growth company.

JT seeks to ensure fundamental growth through organic growth in each of its businesses. At the same time, we are constantly keeping a close watch on opportunities for M&A and business alliances under the principle that "one plus one equals three." We are poised to make forward-looking decisions when such opportunities present themselves.

At the same time, we are trying to strengthen our competitiveness in the capital markets. Our basic dividend policy is to aim to provide a competitive level of returns to shareholders in the capital market through optimal allocation of cash flow in accordance with our consolidated financial results in each period. Taking this into account, JT intends to increase dividend level on a continual basis, in consideration of the accomplishment of its medium-term growth strategies and the outlook of its consolidated financial results. We decided to increase dividend payments by ¥2,000 from the previous term, in addition to a ¥1,000 commemorative dividend for our 20th anniversary as a joint stock company, to ¥13,000 per share. Following amendments to JT's Articles of Incorporation at the general meeting of shareholders last year, the Company can now purchase its own shares in a flexible manner with a resolution by the Board of Directors. In FY 3/2005, JT repurchased 38,184 common shares at a cost of ¥40 billion.

We welcomed many new shareholders following the offering of government-held JT shares in June 2004. We are honored by the great expectations placed on our medium and long-term potential for increased corporate value, and at the same time, I am keenly aware of the heavy responsibility we bear in meeting such expectations.

In the increasingly challenging business environment, we are intent on promptly and steadily implementing the measures put forth under JT PLAN-V and keeping a step ahead of medium and longer-term changes in the business environment. These are our standard basic principles for creating future growth. By implementing these measures, we will solidify our foundation for growth and achieve increased corporate value in pursuing our corporate vision of being a "global growth company that develops diversified, value-creating businesses."

June 2005



Katsuhiko Honda
President and CEO and Representative Director

"JT PLAN-V" Progress Report

"JT PLAN-V" — Ahead of Schedule

The goal of "JT PLAN-V," our mid-term management plan ending in FY 3/2006, is to reform and strengthen fundamentally our business structure so as to persevere through the difficult business environment and become a value-creating enterprise. By continuing our efforts toward this goal and engaging in cost structure reform and sales growth strategies, we succeeded in reaching most of our financial targets one year ahead of schedule.

Steady implementation of JT PLAN-V

Tobacco Business: In the Domestic Tobacco business, we have strengthened our product portfolio and pushed forward to reform our cost structure. We have completed preparations for our post-Marlboro tobacco business. the International Tobacco business has been a driving force for profit growth of the JT Group.

	Sales Growth Strategies	Cost Structure Reform
2003 July	Top-line growth strategy through revision of list prices in Domestic Tobacco	
August	Announcement of termination of Marlboro license agreement	
September		Decision to consolidate six sales offices in July 2005
November	Aggressive launch and development of D-spec (reduced-odor) products: Mild Seven Prime Super Lights Box (limited sales within Tokyo) Lucia Citrus Fresh Menthol (extended to nationwide sales)	
2004 March	Aggressive launch and development of D-spec products in the Mild Seven family: Package redesign for seven major products in the Mild Seven family in Japan	
July	Simultaneous launch of 12 products under eight brands as new tobaccos for the summer	Realignment of domestic leaf tobacco divisions
August		Proposal of voluntary tobacco crop termination*
2005 February	Simultaneous launch of six products under six brands as new tobaccos for the winter	
March		Tobacco manufacturing plants reduced to 10 Closure of the Miyakonojo leaf tobacco material processing plant
April	Termination of Marlboro license agreement Integration of sales business in Japan to the Company for JTI products such as Camel,	Merged six cigarette distribution subsidiaries Completion of realignment of domestic leaf tobacco divisions
May	Winston and Salem.*	

Current status of JT PLAN-V: Expected to exceed the set targets

JT Plan-V Goals (Announced in August 2003)

- FY 3/2006 EBITDA: .... ¥360.0 billion
  (Reference target) Operating income: .... ¥230.0 billion
- FY 3/2006 ROE: .... 7% or more
- Cumulative FCF for FY 3/2004-3/2006: .... ¥450.0 billion

Projections of FY 3/2006 (as of April 2005)

- FY 3/2006 EBITDA: .... ¥423.0 billion
  (Reference) Operating income: .... ¥297.0 billion
- FY 3/2006 ROE: 11.4%
- Cumulative FCF for FY 3/2004-FY 3/2006: .... Projected to exceed ¥600.0 billion

Pharmaceuticals Business: Two new chemicals out of a target of three have so far entered clinical testing. Two products were licensed to major western pharmaceutical companies.

2004 October	Licensing of the hyperlipidemia remedy JTT-705 to Roche*
2005 March	Licensing of anti-HIV drug JTK-303 to Gilead Sciences*
April	Announcement of a merger between two pharmaceutical production facilities in March 2006

Foods Business: Achieved a positive operating income, one year ahead of the target set in JT PLAN-V.

2003 November	Purchase of ham and sausage business from OSI International Foods Australia

Company-wide Measures: JT promoted optimization of operations, organization, and assets through streamlining of business and enhancing efficiency.

2003 August	Formation of asset management company, Frontier REIT Management Inc., aimed at starting real estate investment trusts (J-REIT)
October	Introduction of a new retirement benefit plan, starting October 1, 2003, consisting of severance payment, a defined-contribution pension plan, and a cash balance pension plan
	Formation of real estate development subsidiary, JT Development Consulting Inc.
	Repurchase of 45,800 JT shares at a cost of 34.5 billion yen
2004 March	Transfer of Tokushima Prince Hotel business to Prince Hotel Inc.
April	Transfer of printing-related subsidiaries, including JT Pros Print Co.
August	Frontier Real Estate Investment (FRI) Corporation is listed on the Tokyo Stock Exchange Trust accounts for six properties of large-scale commercial real estate are established and the trust beneficial certificates are sold to FRI
2005 February	Announcement of results for voluntary early-retirement program
From August 2004 March 2005	Established a dedicated center for accounting, human resources, procurement and Information Technology operations
From November 2004 to March 2005	Repurchase of 38,184 JT shares at a cost of 40.0 billion yen
2005 March	Closure of 10 regional corporate centers

(Note) The policies marked with an asterisk (*) were not included in JT PLAN-V which we released on August 2003

(As of May 26, 2005)

Special Features

The international tobacco business is the driving force for profit growth of the JT Group. At the same time, in Japan we are pursuing a growth strategy supported by highly motivated staff through our introduction of a revamped corporate structure and a personnel system that prioritizes value creation.

Feature 1 : International Tobacco Business - Driving force for profit growth of the JT Group

Feature 2: Human Resources that Sustain the JT Group's Growth


Roots
AROMA
BLACK



International Tobacco Business - The driving force for profit growth of the JT Group



President & CEO, JT International S.A
Pierre de Labouchere

JT expanded the scope of its international tobacco business when it acquired the non-U.S. tobacco operations of RJR Nabisco, Inc. in May 1999. During the six-year period since, it has grown to become the driving force for profit growth of the entire JT Group.



1. France: "Annual Tobacconists' fair — JTI Stand"
2. Russia: Sidewalk advertisement
3. Canada: "Export 'A' Outdoor Event Kiosk"

JT International S.A. (JTI), headquartered in Geneva, Switzerland, is the center of our international tobacco business and operates in over 120 countries. JTI manages four Global Flagship Brands (GFB), including three of the world's top 5 brands—Camel, Winston, and Mild Seven—as well as Salem. In addition, JTI markets over 50 local brands.

Since the birth of the new JTI that resulted from the merger of RJR International and the former JT International in 2000, the company has maintained consistent strategies in developing its core business based on the following four points: (1) strengthening the brand equity of GFB, (2) leveraging and deploying JTI's brand portfolio, (3) concentrating on core markets, and (4) continually reducing the infrastructure cost base. With the steady implementation of these strategies, JTI has succeeded in increasing its EBITDA by an average of 20% per year from 2000 to 2004.

1. Strengthening the brand equity of GFB

When JT acquired RJR's international brands—Camel, Winston, and Salem—the most urgent task was to rejuvenate their potential strength and restore consistent brand communication. To do this, JT and JTI leveraged their technological and marketing capabilities to redeploy the brands with totally new brand images. Product quality was improved, packaging was redesigned to create a more unified image, and the consistency of customer communication was enhanced. As a result, GFB sales volume has grown at 8% annually over the past five years, and grew 11.8% in 2004.

The company positions Mild Seven, Camel, and Salem in the premium segment and Winston in the sub-

GFBs x Core Markets = Maximized Sales Growth



Canada
Italy
France
Ukraine
Russia
South Korea
Taiwan
Iran
Spain
Turkey
Malaysia
Camel
Winston
Mild Seven
Salem
Monte Carlo
Peter 1
More
Magna
Mi-Ne
Export A

premium segment. Western Europe accounts for around three quarters of Camel sales. For Winston, the Commonwealth of Independent States (CIS) and the Middle East are the brand's main sales regions, while Mild Seven and Salem are sold mainly in Asia.

2. Concentrating on core markets

While focusing on GFB, JTI is also concentrating management resources, particularly human and capital resources, on its core markets. In selecting the appropriate markets for investment, JTI takes into account current market size and expected profitability as well as future growth potential. JTI's 11 core markets are: Italy, Spain, France, Russia, Ukraine, Turkey, Iran, Taiwan, Malaysia, South Korea and Canada. In 2004, these markets collectively represented approximately two thirds of total volume and approximately three quarters of total earnings.

Performance of Regions and Markets

[Western Europe]


France
Italy
Spain

Western Europe is JTI's biggest profit contributor, despite a difficult business environment and JTI's relatively small market share there. Winston has also experienced sales volume growth in Western Europe in recent years, while the region has consistently been Camel's core market. JTI's total sales volume in Western Europe is on an upward trend given our growth in Italy, although overall demand for cigarettes has dropped considerably in countries such as France and the Netherlands due to tax increases and tighter regulations. JTI has been sustaining high unit prices and improving profitability through its tireless enhancement of brand value, despite the unfavorable business environment in mature markets.

Performance Index
— France, Spain and Italy —


('01=100)
300
250
200
150
100
'01
'02
'03
'04
— EBITA — GFB Sales Volume

[CIS, Eastern Europe, and the Middle East]


Russia
Ukraine
Turkey
Iran

The CIS, Eastern Europe, and the Middle East account for the largest volume and are key growth drivers. GFB sales volume growth is highest in Russia and Ukraine, driven by these countries' economic growth and supported by JTI's marketing initiatives. These two countries now account for 31% of JTI's overall sales volume. In 2004 in particular, Winston sharply increased its sales volume in Russia and Ukraine by grasping the opportunity provided by the consumer shift from lower-priced to medium- and higher-priced items. These developments led to a dramatic rise in JTI's profitability in the region in addition to steady sales increases in both Turkey and Iran.

Performance Index
— Russia, Ukraine, Turkey and Iran —


('01=100)
500
400
300
200
100
'01
'02
'03
'04
— EBITA — GFB Sales Volume

[Asia]


South Korea
Taiwan
Malaysia

Asia already makes a substantial contribution to JTI's overall profits and retains tremendous long-term growth potential. JTI has been maximizing the position of Mild Seven as a core driver to develop its business operations in Asia. JTI has a 35.3% market share in Taiwan, its largest market in the region, and this figure continues to grow. JTI focuses on high-priced cigarettes in Taiwan, South Korea, and Malaysia, and generates high revenues in these markets.

The responsibility for China, Hong Kong and Macau was transferred to the domestic tobacco business (JT) in 2003.

Performance Index
— Taiwan, South Korea and Malaysia —


('01=100)
200
150
100
50
'01
'02
'03
'04
— EBITA — GFB Sales Volume

[Americas]


Canada

The Americas is the smallest market for our international tobacco operations. The greater part of profits is derived from Canada. The major issue JTI faces here is how to maintain and expand profit levels given various business constraints. In Canada, the level of overall demand decreased due to tightened regulations and tax increases. At the same time, the premium segment, which includes our leading Canadian brand Export A, experienced a significant decline. JTI maintained its profit levels there although sales volume in this market experienced a decrease. Moreover, in Central and South America, GFB volume increase is being driven by Camel in Mexico and in Argentina.

Performance Index
— Canada —


('01=100)
125
100
75
50
'01
'02
'03
'04
— EBITA — Total Sales Volume

Performance of major brands

[Camel]


CAMEL

Camel is a powerful international brand, with the No. 2 market position in Western Europe. In 2002, JTI rejuvenated Camel with a new taste as well as a new package design to support brand consistency, helping it simultaneously achieve market share increases in Italy, Spain, and France. Sales volume has increased since 2000 (5% growth between 2000 and 2004), despite a difficult business environment in Western Europe, Camel's main market. Business is also growing in Russia and in Central and South America.

Sales Volume


(Billions of Cigarettes)
40
30
20
10
0
'00
'01
'02
'03
'04

[Winston]


Winston
LIGHTS

JTI started Winston's product rejuvenation in 2000 to ensure brand consistency, and strengthened its unique positioning as a quality brand with a long history. Since 2000, sales volume has nearly doubled alongside double-digit sales volume growth in each of the past five years. As a result, Winston has become the world's No. 4 brand. Winston was successful in grasping the shift in consumer preference from local brands to high-quality international brands in regions with high economic growth, particularly in the CIS, the Middle East, and other regions. In 2004, sales volume increased dramatically to 70.1 billion cigarettes, a 25.5% increase over the previous year, primarily driven by growth in Russia, Italy and Malaysia. JTI aims for continued strong growth from the Winston brand through optimal pricing strategies and the strengthening of its marketing activities.

Sales Volume


(Billions of Cigarettes)
80
60
40
20
0
'00
'01
'02
'03
'04

[Mild Seven]


MILD SEVEN

JTI aims to strengthen Mild Seven's Brand value by continuing to invest in global communication and promotion. Mild Seven sales have continued to grow in Taiwan, the brand's largest market outside of Japan. Since 2000, sales volume has increased by over 10%. JTI will continue to make investments to enhance Mild Seven's brand value as a premium brand and expand its international market share.

Sales Volume


(Billions of Cigarettes)
20
15
10
5
0
'00
'01
'02
'03
'04

[Salem]


SALEM

JTI have totally renewed our product mix and marketing strategies in order to address the underperformance of Salem in recent years. Its share in Asia, the brand's largest market, has been solid since the May 2004 renewal of Pianissimo. In Malaysia, Salem maintains its position as the most popular menthol cigarette, while total sales volume has been affected by the overall decline in cigarette demand in Japan.

Sales Volume


(Billions of Cigarettes)
12
10
8
6
4
2
0
'00
'01
'02
'03
'04

Human Resources that Sustain the JT Group's Growth

JT is striving to become a "global growth company that develops diversified, value-creating businesses." The greatest driving force behind our growth is indeed JT's human resources. It is our goal to secure superior human resources, and create a corporate climate in which employees can exercise fully their individual capabilities.



Strengthening human resources competitiveness

We have taken steps in FY 3/2005 to cope with the changes in the business environment brought on by the shrinking domestic tobacco market and the termination of JT's license agreement on Marlboro products. JT closed 14 cigarette factories and consolidated business offices, some of which had been planned prior to the implementation of "JT PLAN-V." Also, we streamlined our organization by improving efficiency of operations. Aiming at eliminating redundancy after the rationalization, we offered a voluntary early retirement program, for which about 5,800 in FY 3/2005 mostly middle to older-aged employees applied.

On the other hand, JT is taking precautions to ensure a smooth transition amid the generational shift resulting from the retirement of a large number of employees, in order to maintain a high level of morale and prevent interference with regular business operations. Factory engineers with high expertise and sales personnel who have established close-knit relationships with distributors are being asked to retire at different times to minimize the impact on business activities.

At the same time, to take advantage of this opportunity to accelerate our growth strategy, we are focusing on fostering next generation leaders. Specifically, we are providing new and existing managers with various opportunities to hone their leadership skills and enriching training courses to teach them technical expertise and to help them develop their overall capabilities further. We believe such measures will provide all employees with a chance to challenge themselves and heighten their sense of motivation, and this in turn will drive JT's business forward.

Number of Employees (Non-consolidated, based on enrollment) (People)

Fiscal year	3/2002	3/2003	3/2004	3/2005
Number of employees	17,851	17,272	16,690	11,300

A personnel system focused on value creation

The underlying concept of the reform is that "a company grows by developing diversified, value-creating business globally, and employees grow by taking initiative in their work." As part of strengthening human resource competitiveness, our compensation system will change over from a so-called "seniority system" that emphasizes job function and personal factors, such as age and length of service, to a system based on "job value" and "market value." This new system was put in place in July 2001 for management positions (April 2000 for senior management positions), and it will be expanded to cover all employees in the near future. Under the new system, we will clarify differences in job responsibility for each job field and grade, and build a sophisticated assignment system in which we emphasize employees' level of expertise, and select, foster, and deploy appropriate specialists. We aim to foster the employees who have produced consistent results by evaluating fairly and providing further opportunities to challenge.

We hope our new personnel system will help develop further our employees' skills and sense of commitment, while preserving the positive qualities they already possess, including their strong sense of responsibility and ethics.

Securing and fostering personnel with an entrepreneurial spirit

To secure diverse human resources with advanced expertise and to help sustain their independent growth, we are implementing the following measures:

— Securing diverse, high-caliber personnel

We need diverse human resources to create a wide range of values in our tobacco, pharmaceuticals, and foods businesses, as well as in our international business operations. We will recruit, support, and utilize personnel who share common values and have the desire to grow with the Company.

— Personnel development

We offer in-house posting system for brand managers and various career development programs according to the needs of each section as a way of providing opportunities for growth. To enhance support for employees' career development, we will take the following measures: enhancement of career consulting, disclosure of duties, redevelopment and enhancement of training programs, and improving the transparency of the evaluation system.

— In-house posting of brand managers —

In fall 2003, we set out to recruit brand managers from sections throughout the Company, providing our young employees with an equal opportunity for a chance to take on key business roles. Seven diverse personnel were selected from a wide range of sections such as sales, materials, and manufacturing departments. Their innovative ideas and past experiences will contribute to our future new product development.

Review of Operations

Domestic Tobacco Business



Seigo Nishizawa
President, Tobacco Business

Our domestic tobacco business plays a crucial role in our efforts to ensure a stable cash flow level and create opportunities to increase future cash flows, while coping with changes in the business environment. Changes in the Japanese business environment include a trend of structural contraction in the market and JT's termination of the Marlboro license agreement at the end of April 2005. In going forward, we will strive to increase the value of our domestic tobacco business through measures in our top-line growth strategy as well as through a fundamental reform of our cost structure.

Tobacco Sales Volume, JT Share


(Billions of Cigarettes)
(%)
250
200
150
100
90
80
70
60
74.9
74.3
73.3
72.9
72.9
'01
'02
'03
'04
'05
Sales volume
Market share
(Years ended March 31)

Market Share Decline is Ending


(%)
80
75
70
65
60
"JT PLAN-V" announced
73.0
72.9
72.7
73.1
73.0
73.0
72.7
72.7
64.4
63.7
63.7
63.8
63.8
63.8
63.6
63.2
4-6
7-9
10-12
1-3
FY 3/2004
4-6
7-9
10-12
1-3
FY 3/2005
JT share
JT share, excluding Marlboro

Business performance

FY 3/2005 business performance summary

— Total sales volume: 213.2 billion cigarettes, down 2.3% year-on-year (a decline of 5.0 billion cigarettes)
— Net sales including taxes: ¥3,494.2 billion, down 0.1% year-on-year
— Net sales excluding taxes: ¥1,205.5 billion, down 1.9% year-on-year

Our top-line growth strategy for the domestic tobacco business involves focusing on products for growing market segments, such as the 1-mg tar, menthol, and premium markets, by strengthening existing brands as well as vigorously launching new products into these markets. With regard to new product launches, we first launch new products in limited geographical areas and then expand the sales areas only of promising products showing strong performances. Through this method, we have been effectively strengthening our brand portfolio. In FY 3/2005, we launched a record high 18 brands into the market. (Please refer to the "Fact Sheets" page introducing new brands.)

At the same time, to overcome changes in a business environment marked by declining demand, we have tackled the reform of our cost structure, aiming to reduce fixed costs and lower our breakeven point. Starting in April 2005, we are now operating 10 tobacco plants nationwide as a result of our consolidation efforts, including the closure of seven plants at the end of March 2005. We also began a gradual reorganization of our domestic raw materials group in July 2004. Since April 2004, we have undergone functional and organizational changes with a view to optimizing our purchasing function of raw materials for foreign leaf tobacco. In addition, we closed the Miyakonojo Leaf Tobacco Material Processing Plant at the end of March 2005. In August 2004, JT called for applications from domestic tobacco growers concerning a voluntary cessation of planting. In response, we received applications from growers owning in aggregate approximately 2,100 ha in tobacco cultivation area.

JT's total sales volume for tobacco products in Japan during this consolidated accounting period declined by 5.0 billion cigarettes from the previous fiscal year to 213.2 billion cigarettes (down 2.3% from the previous fiscal year; market share remained the same as the previous fiscal year at 72.9%). Total domestic demand continues to fall, and

JT's sales volume was affected by a price revision resulting from the national tobacco excise tax increase in July 2003. Markets identified as JT's growing segments, namely 1-mg tar, menthol, and premium (products priced at ¥300 or more per pack), increased their market shares by 8.5% (up 1.3 percentage points), 8.9% (up 1.3 percentage points) and 11.8% (up 0.7 percentage points), respectively. The new category of D-spec (reduced-odor) products has established itself in the market, capturing an approximate 0.9% market share a year after its launch.

JT's net sales excluding taxes amounted to ¥1,205.5 billion, which was 1.9% or ¥23.0 billion lower than the previous fiscal year. This was due to a decline in sales volume, partially offset by the rise in unit prices following the pricing strategy we initiated in July 2003 in consideration of our brand value and the competitive environment, in addition to a proactive introduction of new products in the market, particularly those in the premium segment.

Strategy and measures

We are placing emphasis on the following measures to facilitate rapid business value growth in our domestic tobacco business.

Strategic goals for FY 3/2006

— Continued sales growth strategy and cost structure reform aimed at enhancing business value, as stated in "JT PLAN-V"

— Sales growth strategy: Aggressive business development to gain market share in growing segments and the creation of new categories

— Cost structure reform: Consolidate business bases, reorganize the system of raw materials imports and ingredient procurement, and reduce distribution costs on a group basis

1-mg tar Product Share


(%)
10
8
6
4
2
0
6.6
7.3
7.3
7.9
8.3
8.2
8.6
8.9
"JT PLAN-V" announced
4-6 7-9 10-12 1-3
FY 3/2004
4-6 7-9 10-12 1-3
FY 3/2005
— JT 1-mg tar product share

Menthol Product Share


(%)
10
8
6
4
2
0
7.0
7.5
7.6
8.4
8.6
8.6
9.0
9.3
2.1
2.3
2.4
3.1
3.4
3.4
3.7
4.0
"JT PLAN-V" announced
4-6 7-9 10-12 1-3
FY 3/2004
4-6 7-9 10-12 1-3
FY 3/2005
— JT menthol product share
— JT menthol product share, excluding Marlboro

Products priced at ¥300 or more per pack


(%)
20
15
10
5
0
"JT PLAN-V" announced
10.5
11.1
11.2
11.8
11.7
11.8
11.5
12.1
1.8
1.9
2.2
2.6
2.5
2.6
2.3
2.5
4-6 7-9 10-12 1-3
FY 3/2004
4-6 7-9 10-12 1-3
FY 3/2005
— JT products priced at ¥300 or more per pack share
— JT products priced at ¥300 or more per pack share, excluding Marlboro

JT's Share of Growing Segments


(%)
50
40
30
20
10
0
45.4
45.4
43.3
42.2
45.4
47.3
14.5
13.7
15.2
14.2
16.2
21.2
10.9
9.5
8.6
8.6
10.2
11.3
'00 '01 '02 '03 '04 '05
— JT 1-mg tar product share
— JT menthol product share
— JT products priced at ¥300 or more per pack share
(Years ended March 31)

Market Share, by JT Brand Family


(%)
27.1%
32.9%
6.8%
9.3%
1.9%
2.9%
4.2%
6.6%
8.3%
Mild Seven
Seven Stars
Caster
Cabin
Peace
Frontier
Marlboro
Other JT products
Foreign products
(Year ended March 31, 2005)

Top 10 Cigarette Products in Japan, by Market Share

(Year ended March 31, 2005)

	Brand	Manufacturer	Share (%)
1	MILD SEVEN LIGHTS	JT	8.0
2	MILD SEVEN SUPER LIGHTS	JT	8.0
3	MILD SEVEN	JT	6.9
4	SEVEN STARS	JT	5.7
5	CASTER MILD	JT	3.5
6	MARLBORO LIGHTS MENTHOL BOX	JT	3.5
7	MILD SEVEN EXTRA LIGHTS	JT	3.1
8	CABIN MILD BOX	JT	2.1
9	LARK MILDS KS BOX	PM	2.0
10	MILD SEVEN ONE 100'S BOX	JT	2.0

Note: PM=Philip Morris
Source: Tobacco Institute of Japan

Gain a strong foothold and achieve steady growth as a stable profit generator

The domestic tobacco market continues to contract, due primarily to factors such as an aging population, growing health consciousness among consumers, and stricter regulations. The increase to the national tobacco excise tax, which went into effect in July 2003, further accelerated the weakening of demand. The percentage of smokers has dropped to 29.4% as of June 2004. In addition, the World Health Organization (WHO) Framework Convention on Tobacco Control went into effect in February 2005, requiring stricter regulations . For instance, 30% of the surface area for all packaged products must be in the form of a health-warning label effective July 2005. (Please refer to pp.48-53, "Legal Framework and Business Environment Surrounding JT.")

Bearing in mind that the shrinking domestic tobacco market poses a serious risk to JT, we will continue to dedicate ourselves to maintaining and improving profitability without losing hold of the two strategies identified in JT PLAN-V—to boost sales and implement fundamental structural reform. With the termination of our license agreement to manufacture and sell Marlboro products at the end of April 2005, we will strive to reinforce JT's competitive edge by way of our: 1) product strategy, which calls for the promotion of such brands as Camel, Winston, Salem, and Pianissimo, as well as the introduction of new products and expanded sales areas; 2) distribution strategy, which will emphasize increasing sales efficiency through vending machines; and 3) sales strategy, which will take advantage of tools including database and marketing.

1) Top-line growth strategy

[Product strategy]

Central to our product strategy in the post-Marlboro era is the concentration of resources in growing segments and the creation of new categories. Such efforts are aimed at developing a brand to rival Marlboro in growing segments.

We will achieve steady growth in our existing brands within growing market segments (1-mg tar, menthol, and

Cigarette Brands Launched in Feb. 2005


FRONTIER
NEO
MILD SEVEN

D-spec Seven Stars Revo Lights Menthol Box	D-spec Frontier Neo Box	D-spec Lucia Citrus Fresh Menthol One	Environment-Conscious Mild Seven Super Lights Eco Style	Japanese name Products RIN	Japanese name Products SAKURA

Cigarette Brands Expanded Sales in Feb. 2005


Caster 3
Peace
MILD SEVEN
PRIME
8
R

Caster Cool Vanilla Menthol Box	Peace Aroma Menthol Box	Mild Seven Prime Lights Box	Alphabet H Side Slide Box	Alphabet R Side Slide Box	Alphabet C Side Slide Box

premium [products priced at ¥300 or more per pack] products). We also aim to expand our market share by vigorously introducing new products or products available only in geographically limited areas. In February 2005, JT launched six brands in six products (1-mg tar—two products; menthol—two products; products priced at ¥300 or more per pack—five products; D-spec—three products) on a geographically limited basis in 12 prefectures across Japan. In addition, we are expanding the areas in which we sell Mild Seven Prime Lights Box and five other products. Four products, which went on sale in geographically limited areas in July 2004, together had their sales areas expanded to across Japan in April 2005. In addition, we are making sound progress in creating and fostering new markets for D-spec products.

Beginning in May 2005, JT began to directly market brands, such as Camel, Winston, Salem, and Pianissimo due to the consolidation of its Japanese marketing operations. These brands thus join JT's domestic lineup, enabling us to strengthen our brand portfolio. We believe that our sales force will be able to devise optimal product proposals for retailers concerning these new and existing products, thereby generating synergetic effects that contribute to sales growth. We also expect that JT's ability to market these brands directly, a function formerly conducted by MC Tobacco International, will reduce costs.

[Marketing strategy]

JT's fundamental ability to market its products is more crucial than ever given intensifying competition with Marlboro and other foreign brands and growing restrictions on tobacco advertising. JT boasts a powerful, unrivaled distribution and sales force, enabling us to effectively market new products, and maintain and expand the market shares of existing brands. On the distribution front, vending machines account for approximately 60% of the tobacco distribution channel in Japan. JT owns approximately one-third of all vending machines in Japan, setting us well above our competitors. As for sales, we have about 3,000 salespeople that conduct tailor-made marketing activities to retailers across the country.

2) Cost-cutting

JT has strengthened efforts to streamline its operations across the board. We consolidated our production base into 10 sites with a view to rationalizing operations. In addition, we forecast that voluntary retirement will cut our annual cost. We also have lessened the burden in purchasing domestic raw materials by encouraging domestic tobacco growers to terminate planting, and we predict that the voluntary termination of planting will reduce our annual purchasing expenditures by ¥11 billion.

Looking ahead, JT aims to build a flexible cost structure by promoting operational efficiency and reorganizing overall business in manufacturing, sales, and raw materials procurement, and by reducing fixed and variable costs.

Cigarette Brands Expanded to Nationwide Sales in Apr. 2005


HOPE
SevenStars
Charcoal Filter
Caster 3
Peace

Hope Super Lights | Seven Stars Lights box | Caster Cool Vanilla Menthol Box | Peace Aroma Menthol Box

Number of Tobacco Vending Machine


(Thousands)
700
600
500
400
300
200
100
0
'00
'01
'02
'03
'04
'01
'02
'03
'04
'05

■ Vending Machines
(Years ended December 31)
Source: Japan Vending Machine Manufactures Association

JT Lease Machines
(Years ended March 31, 2004)
Source: JT

International Tobacco Business

The International Tobacco business has accelerated its growth as a driving force for profit growth of the entire JT Group. By focusing on four GFB (Global Flagship Brands)— Camel, Winston, Mild Seven, and Salem— in its core markets, JTI achieved 31.7% growth in EBITDA in 2004, significantly exceeding its target.

Sales Volume of International Tobacco Business


(Billions of cigarettes)
250
200
150
100
50
0
'00
'01
'02
'03
'04
Total sales volume
GFB sales volume

Sales volume in China was included in 2000 and 2001, but excluded in 2002, 2003 and 2004.

EBITDA of International Tobacco Business


(Millions of U.S. dollars)
800
600
400
200
0
'00
'01
'02
'03
'04
EBITDA (including China)
EBITDA (excluding China)

Business performance

FY 2004 business performance summary*

— Total sales volume: 212.4 billion cigarettes, up 6.8% year-on-year
— GFB sales volume: 131.4 billion cigarettes, up 11.8% year-on-year
— Net sales including taxes: US$7,287 million, up 14.6% year-on-year
— Net sales excluding taxes: US$3,943 million, up 13.8% year-on-year
— EBITDA: US$745 million, up 31.7% year-on-year

* For the international tobacco business, the consolidated accounting period is January through December.

Sales growth

Sales volume increased steadily, rising 6.8% to reach 212.4 billion cigarettes for the fiscal year. GFB sales volume increased 11.8%, strongly building on the 7.1% growth attained in 2003. GFB sales volume as a proportion of JTI's total sales volume currently stands at 62%. The elimination of its low-profit brands this fiscal year, coupled with the substantial gain in GFB, resulted in a turnaround in overall sales volume.

Sales volume growth for Winston was the most prominent among GFB, recording a 25.5% year-on-year increase and marking its fifth consecutive year of double-digit growth. Russia, Italy, and Ukraine are particularly fast-growing markets. Western Europe remains JTI's central market for its premium brand Camel, which recorded a 1.0% increase in sales volume despite an industry-wide sales decline resulting from tobacco excise tax increases in some major markets. Sales volume for Mild Seven remained flat compared to the previous year as strong sales in Taiwan were offset by weak sales in South Korea, where sales operations underwent changes. Although JTI renewed the brand last year, Salem's sales volume fell due to a decline in total demand in Japan, the brand's biggest market, and as consumers shifted toward low-priced brands in Malaysia.

Net sales excluding taxes grew 13.8% in 2004, fueled by increased sales volumes for GFB, which command high unit prices. In addition, double-digit growth was achieved in three out of four regions.

Besides sales growth, JTI has been making an effort to strengthen its business foundation. In 2004, the Company

implemented SAP as its enterprise resource planning system throughout its worldwide operations in order to streamline its business processes. JTI simultaneously sought to enhance its organizational strength by adopting best practices in marketing, purchasing, and various support functions. JTI also improved operational efficiency by outsourcing its non-core activities and continued taking steps to boost cost competitiveness. Manufacturing costs were lowered by streamlining manufacturing processes and cutting raw material costs. The company was also able to lower the SG&A expense ratio, excluding sales promotion and marketing costs, by approximately two percentage points from 20.2% in 2000 to 18.0% in 2004.

Consequently, JTI achieved double-digit EBITDA growth for four consecutive fiscal years. The graph below shows the contribution to profit growth of sales volume, pricing strategies, and product mix improvements. The additional profit of US$28 million was a result of foreign exchange gains, indicating that the weakened dollar in 2004 proved favorable for dollar-based profit growth. The EBITDA margin rose to almost 20% based on JTI's business performance in 2004.

Looking ahead to 2005, the tobacco industry will face an even tougher regulatory environment worldwide. It is expected that health consciousness will continue to rise, and that regulations will become more stringent and tobacco excise taxes will increase even more. As a result, competition among tobacco manufacturers is bound to intensify. JTI intends to carve out growth opportunities by providing appealing products at appropriate prices to meet its customers' needs.

To proceed along the present growth path, JTI will continue to serve as the "Growth Engine" for the JT Group by pursuing the four business strategies: strengthening the brand equity of GFB; leveraging and deploying JTI's brand portfolio; concentrating on core markets; and continually reducing the infrastructure cost base.

EBITDA Growth driver by element 2004 vs 2003


(Millions of U.S. dollars)
750
700
650
600
550
500
Volume
Price/Mix
Cost
FX
'03
'04

EBITDA Growth driver by region 2004 vs 2003


(Millions of U.S. dollars)
750
700
650
600
550
500
Europe
Asia
Americas
CIS etc
FX
'03
'04

Pharmaceuticals Business



Noriaki Okubo
President, Pharmaceutical Business

We aim to develop our pharmaceuticals business as a next pillar, thereby enhancing the value of the JT Group's diversified business portfolio. JT has built a foundation to this end by 1) distinguishing itself as a unique pharmaceutical business with world-class R&D capabilities, and 2) enhancing its market presence through the development of innovative drugs. Specifically, our goal is to place three compounds with the potential to become world-class drugs in clinical development during the period set forth under "JT PLAN-V". As such, we will act to speed up and improve the quality of R&D by swiftly determining the possibilities for the compounds and their marketability.

Net Sales

(Billions of Yen)


70
60
50
40
30
20
10
0
'01
'02
'03
'04
'05

(Years ended March 31)

Operating Income (Loss), EBITDA

(Billions of Yen)


10
5
0
(5)
(10)
(15)
(20)
'01
'02
'03
'04
'05

■ Operating Income (Loss) □ EBITDA
(Years ended March 31)

R&D in Pharmaceuticals on a Nonconsolidated Basis

(Billions of Yen)


35
30
25
20
15
10
5
0
'01
'02
'03
'04
'05

(Years ended March 31)

Business performance

FY 3/2005 business performance summary

— Net sales: ¥57.6 billion, up 12.6% year-on-year

— EBITDA: ¥5.4 billion, up ¥9.8 billion year-on-year

— Operating income: ¥1.8 billion, up ¥14.6 billion year-on-year

Net sales in FY 3/2005 totaled ¥57.6 billion (12.6% higher than the previous year). EBITDA amounted to ¥5.4 billion (up ¥9.8 billion) and operating income was ¥1.8 billion (up ¥14.6 billion). Torii Pharmaceutical Co., Ltd., a consolidated subsidiary, posted net sales of ¥41.9 billion (down ¥0.4 billion). Despite the drug price revisions that went into effect in April 2004, we saw growth in mainstay products such as Futhan, a protease inhibitor, Urinorm, an uricosuric agent (antipodagric agent), and Antebate, a topical adrenocortical hormone. However, Torii Pharmaceutical's total sales declined mainly due to a drop in sales of Stronger MeoMinophagen C, an agent for liver disease/antiallergic agent, as well as a transfer of marketing rights for TachoComb, a biological tissue conglutination dressing sheet, in October 2004.

As a result of increased market competition, royalty revenue fell to US$58 million (down US$10 million) for Viracept, an anti-HIV drug sold mainly in the United States, Europe, and Japan. Despite these factors, JT's overall pharmaceutical-related net sales grew due to a lump-sum income resulting from the licensing of the drug Hyperlipidemia (JTT-705) to Roche in October 2004.

Operating income stood at ¥1.8 billion, representing an increase of ¥14.6 billion from the previous fiscal year (there had been an operating loss of ¥12.8 billion in the previous fiscal year). In addition to the lump-sum income mentioned above, operating income rose due to lower R&D expenses and the completion of the amortization of goodwill related to the acquisition of Torii Pharmaceutical stock.

Strategy and measures

We are placing emphasis on the following measures to facilitate rapid business value growth in our pharmaceuticals business.

Strategic goals for FY 3/2006

— Boost drug discovery process

— Accelerate development using external resources

— Consolidate production bases

1) Boost drug discovery process

We are focusing on select R&D fields with a view to leveraging our accumulated knowledge and experiences and to concentrating our resources.

As fields of primary importance, we are promoting R&D in glucose and lipid metabolism, anti-virus, immune disorder and inflammation, and bone metabolism. We placed two drugs, JTK-303 (an anti-HIV drug) and JTT-302 (an anti-hyperlipidemic agent), in clinical development during FY 3/2005.

2) Accelerate development using external resources

In light of escalating global R&D competition, it has become ever more important to speed up R&D and promptly bring products to the market. Bearing this in mind, JT is pursuing opportunities to license its products to major overseas pharmaceutical companies. One concrete result was the conclusion of a license agreement with Roche for JTT-705 (a treatment for hyperlipidemia, which is a disorder of lipid metabolism) in October 2004.

In March 2005, JT concluded a license agreement with Gilead Sciences for JTK-303 (an anti-HIV drug). JT believes that licensing these two products will expedite their development.

3) Consolidate production bases

Since October 1999, JT and Torii Pharmaceutical have worked to maximize group synergy by clarifying their strategic roles and strengthening their cooperation. JT will mainly assume responsibility for new drug development in the JT Group, while Torii Pharmaceutical will principally be responsible for domestic sales of prescription pharmaceutical products newly developed by JT.

The consolidation of their production bases was undertaken to increase the efficiency of the JT Group's production function, and was prompted by the full implementation of the revised Pharmaceutical Affairs Law in April 2005. To this end, we have decided to close the Hofu Pharmaceuticals factory at the end of March 2006. Until now, the factory has served as our prescription pharmaceuticals production base but its operations will be consolidated in Torii Pharmaceutical's Sakura plant at the time of the factory's closure.

New drug development pipeline

In the first quarter of FY 3/2005, we terminated the development of JTV-803 (a blood coagulation inhibitor). Currently however, six of JT's original pharmaceutical compounds are in the clinical trial stage (as of April 27, 2005), including two new compounds, JTK-303 (an anti-HIV drug) and JTT-302 (a treatment for hyperlipidemia, which is a disorder of lipid metabolism). These two compounds entered the clinical development stage in the second and fourth quarters, respectively. JTK-303 is different from existing anti-HIV drugs in that it inhibits the activity of integrase, an enzyme involved in HIV proliferation. As JTK-303 is considered to have efficacy even for patients for whom existing drugs are ineffective, we expect that it will offer a new option for HIV treatment. We will continue our vigorous efforts to enrich further our drug pipeline.

As for the introduction of foreign-originated drugs, in July 2003, we reached a license agreement with Gilead Sciences to acquire exclusive Japanese marketing rights for three anti-HIV drugs. After we had received import approval for the three products, Torii Pharmaceutical launched Viread® Tab. 300mg in April 2004, and Emtriva® Capsules 200mg and Truvada® Tablets in April 2005.

Clinical Development (as of April 27, 2005)

Code	Projected indication/ classification	Status of development		Note
		Region	Stage	
JTE-607(injection)	Agent for Systemic Inflammatory Response Syndrome (SIRS)	Japan	PhaseII	
		Overseas	PhaseI	
JTT-705(oral)	Agent for hyperlipidemia (a disorder of lipid metabolism)	Japan	PhaseI	Licensing to Roche, based in Switzerland, the rights for development and commercialization worldwide, excluding Japan and South Korea (October 2004)
JTK-003(oral)	Agent for Hepatitis C	Japan	PhaseII	
		Overseas	PhaseII	
JTT-130(oral)	Agent for hyperlipidemia	Japan	PhaseII	
		Overseas	PhaseI	
JTK-303(oral)	HIV integrase inhibitor	Japan	PhaseI	Licensing to Gilead Sciences, based in the U.S., the rights for development and commercialization worldwide, excluding Japan (March 2005)
JTT-302(oral)	Agent for hyperlipidemia (a disorder of lipid metabolism)	Overseas	PhaseI	

Phase I: Testing conducted on healthy volunteers to verify product safety and disposition (ADME: absorption, distribution, metabolism, and excretion).
Phase II: Testing conducted on a small number of patients, with their consent, to study the drug's effectiveness as well as safety.
Phase III: Testing conducted on a large number of patients, with their consent, to compare product effectiveness and safety with standard treatments.

Foods Business



Tetsuji Kanamori
President, Food Business

We intend to build a robust business foundation and scale of business in Japan and build an international market presence centering on Asia and Oceania . We also aim to ensure profitability to take the next leap forward, as outlined in our mid-term management plan, "JT PLAN-V". To meet these goals, we are focusing on 1) the pursuit of safety, reliability, and traceability, 2) differentiation by R&D-driven added values, and 3) strengthening of the capability to correspond to commercial circulation by the fostering of category No.1/No.2 products, etc.

Net Sales


(Billions of Yen)
300
250
200
150
100
50
0
'01 '02 '03 '04 '05
Beverages
Processed Foods
(Years ended March 31)

Operating Income (Loss), EBITDA


(Billions of Yen)
10
5
0
(5)
(10)
(15)
(20)
'01 '02 '03 '04 '05
Operating Income (Loss)
EBITDA
(Years ended March 31)

Number of Marking / Combined Vending Machines


(Thousands)
100
80
60
40
20
0
'01 '02 '03 '04 '05
JT-Owned
Combined
(Years ended March 31)

Note: Combined vending machines focus on JT brand beverages but also sell non-JT brand beverages.

Business performance

FY 3/2005 business performance summary

— Net sales: ¥265.3 billion, up 6.1% year-on-year
— Operating income: ¥1.9 billion yen, up ¥6.7 billion year-on-year
— EBITDA: ¥7.9 billion, up ¥4.6 billion year-on-year

The business value of our foods business has been enhanced considerably by the development and introduction of new products, the strengthening of existing sales channels, and flexible operations to meet market demands.

As for the processed foods business, we expanded the scale of our business by enriching and bolstering our lineup of commercial frozen foods such as the *Daininki* series and *Imadoki Wazen* series, and acquiring a chilled foods business in Australia the previous fiscal year. In addition, we also advanced steps aimed at improving profitability.

In the beverages business, we are working to expand steadily our business primarily through Japan Beverage, Inc., a vending machine operator and subsidiary, and striving to achieve greater efficiency across our entire operations. Besides an aggressive launch of new products in our core brands Roots and SENOBY, we have vigorously developed and unleashed fresh, clearly differentiated products, including Miss Parlor, a dessert-like beverage introduced in September 2004, and *Yamucharo*, a Chinese blended tea that was re-launched in March 2005.

Net sales totaled ¥265.3 billion (up 6.1% from the previous year) as the effects of expansions to our processed foods business and sales channels for beverage vending machines more than offset the fall in sales resulting from the reorganization of unprofitable sales channels in our beverages business. Operating income grew ¥6.7 billion from the previous fiscal year, reaching ¥1.9 billion (an operating loss of ¥4.8 billion yen was recorded the previous fiscal year). Thus, we accomplished our goal to show a profit at the operating level a year before the target set in JT PLAN-V.

Strategy and measures

Strategic goals for FY 3/2006

— Develop and launch new products, strengthen our sales channels, and encourage greater efficiency in our business as a whole, thereby striving to increase business value
— Ensure profitability to take the next leap forward

Our main strategies in each business segment are as follows:

1) Frozen foods business

In the frozen foods business, we are striving to expand growth by bolstering our product development capabilities through the leveraging of our exceptional technology and ability to procure key ingredients, and to launch actively high value-added products that are differentiated clearly from those of our competitors. We will also redouble our efforts to streamline operations.

2) Seasonings and seasoned processed foods

As for seasonings and seasoned processed foods, we will withdraw swiftly from the chemical additives (monosodium glutamate) market and accelerate our shift toward natural flavorings to meet current consumer demand. Specifically, we will focus on the production of high value-added yeast products that take advantage of our in-house technology as well as other extracts derived from high-quality traceable ingredients (dried kelp, bonito, pork, etc.) from overseas. We will also devote resources to develop composite and compound additives that meet our customers' needs. We have strategically scaled back production of monosodium glutamate in light of the near-completion of our technological development and production system for natural flavorings. At the end of March 2005, we consolidated manufacturing functions of monosodium glutamate into our subsidiary, Thai Foods International.

3) Bakeries

We will press ahead with the introduction of high-quality frozen dough based on our in-house technology (technology to keep frozen dough fresh for a long period of time*1 and technology to prevent items from becoming stale following their baking*2). We will also continue efforts to develop high value-added baked items drawing on our advanced technologies and to reinforce our sales channels.

*1:Technology to keep frozen dough fresh for a long period of time.
This flour freezing technology ensures that bread products made from frozen dough have the same or superior quality to those products baked in a standard way, even if the dough has been frozen and stored longer than usual (four to six months compared to the typical one to two months).

*2:Technology to prevent items from becoming stale after their baking.
Bread products made from frozen dough generally lose their flavor and texture with increasing speed after baking. However, this technology ensures the delivery of products that have the same or superior quality to those products baked from scratch.

Leading frozen food products



Leading seasonings products



Yeast and Extract Essence Products

4) Chilled foods business

In the chilled foods business that we operate primarily through Hans Continental Smallgoods in Australia, we have taken assertive steps to bolster our value chain by organic growth and additional M&A (Mergers and Acquisitions). We acquired a majority stake in Swickers Kingaroy Bacon Factory in Australia (September 2003) to ensure the stable procurement of key raw materials. We also acquired OSI International Foods Australia Pty. Ltd.'s ham and sausage division (December 2003) to expand and strengthen our manufacturing base. We are determined to make the best possible use of these acquired resources as well as technology and know-how fostered over the years to expand the scale of our business. Through future efforts, we will seek to achieve synergy between the meat business and the seasonings business (pork extract) and realize greater profitability.

5) Beverages business

As for the beverages business, we will develop and market products that exhibit product differentiation by boosting our R&D and product development capabilities. We will consistently strive to expand our vending machine sales channels principally through Japan Beverage. To realize stable profitability, we will continue to streamline business as a whole, such as restructuring unprofitable sales channels.

Leading beverages products


Roots
Roots
AROMA
BLACK

Roots REAL BLEND | Roots AROMA BLACK | SENOBY | Miss Parlor | Oolong Tea Products | Green Tea Products

R&D system

Food Development Center (Haneda)

To establish an environment in which the processed foods and beverages businesses can maximize applicable synergies, we consolidated R&D and product development capabilities in our Food Development Center in Ohta-ku, Tokyo. With this center, JT aims to accelerate development, and build up and share technology for the purpose of developing and marketing high value-added products.



Food Development Center


Corporate Social Responsibility

Over the next ten years, JT will be conducting afforestation and forest conservation projects in Nakahechi Town, Wakayama Prefecture.
(Please refer to page 45)

Corporate Governance

JT introduced an executive officer system in 2001 in an effort to strengthen its corporate governance. With the new system, the pace of decision-making has been quickened through a reduction of the size of the Board of Directors, a separation of the functions of decision-making and execution, and a significant delegation of authority to business divisions. Under the amended Commercial Code of Japan put into effect in April 2003, JT now has a choice to adopt a management structure that involves a committees system. Yet, we at JT believe the most appropriate steps to take in meeting the expectations of our stakeholders, including our shareholders, is to continue the management structure reforms we have been implementing, as they are beginning to show positive results. As such, we will maintain our existing system of having management activities monitored by our Audit Board. We will continue efforts to speed up the decision-making process and enhance corporate governance. In addition, as a way to strengthen our corporate governance, JT has set up an Advisory Committee to hear the opinions of external advisors so that we can ensure a management style that all of our stakeholders can understand and support.

Further, we have established a Compliance Committee, which is under the direct control of the Board of Directors and includes outside experts, in order to strengthen our compliance system and ensure that our corporate governance system functions appropriately and smoothly.We are also advancing efforts to fulfill our information disclosure responsibility to our stakeholders.

Corporate governance system

Audit Board

JT has an Audit Board. The board is an independent entity with fiduciary responsibilities to shareholders. By auditing the implementation of responsibilities of the Board of Directors and executive officers, corporate auditors work to ensure sound company operations and the improvement of credibility within society. The Audit Board is comprised of four members, including three external members.

Introduction of External Members, Audit Board

Hisashi Tanaka
(Prior to appointment as JT external auditor, worked at institutions including the Ministry of Finance and Hokuriku Bank)

Hiroyoshi Murayama
(Lawyer; previously served as superintendent public prosecutor at the Sapporo District Public Prosecutors Office and the Tokyo High Public Prosecutors Office)

Takanobu Fujita
(Visiting professor at the School of Policy Studies, Kwansei Gakuin University; member of the securities information committee)

* Titles are Abbreviated.

Board of Directors

The Board of Directors meets once a month as a rule and at other times as needed to decide on issues as defined in the Commercial Code as well as other important items. It also receives reports on and supervises the execution of business. The board is currently comprised of eight directors, and the corporate auditors also attend the meetings.

Executive Committee

The Executive Committee, made up of the chairman of the Board of Directors as well as the Company's president and deputy presidents, meets in general each week to discuss important management issues, particularly issues on management policy and basic plans regarding overall business operations.

Operational Review and Business Assurance Division

The Operational Review and Business Assurance Division (ORBA) provides reports and proposals to the president. It has the responsibility to study and evaluate risk and the

significance of the Company's internal management control system, taking an objective perspective independent of the operational organization.

Compliance Committee

The Compliance Committee is made up of seven members, two of whom are from outside JT, and deals with compliance-related matters of policy and issues concerning guidelines for our activities. It meets in principle once a month, and once a year it determines key issues of importance for promoting compliance.

Advisory Committee

The Advisory Committee consists of five members from outside JT, carefully selected for their balanced perspectives as well as broad experience in specialized fields or broad knowledge of corporate management. This committee's purpose is to offer frank views and advice, from an outside perspective, on a wide variety of agendas including medium to long-term management goals, management philosophy, shareholder interests, globalization, and environmental protection. The Advisory Committee was established in July 2001 and usually meets four times a year.

Advisory Committee External Appointees
(As of March 31, 2005)

Josei Itoh
(Chairman, Nippon Life Insurance)

Kazuo Inamori
(Chairman Emeritus, Kyocera Corporation)

Yoko Ohara
(President, Institute for the Fashion Industries' (IFI) Business School)

Takamitsu Sawa
(Professor, Kyoto University)

Sakutaro Tanino
(Board of Directors, Toshiba Corporation)

We regret to inform you that Mr. Josei Itoh passed away on April 21,2005.

Disclosure

JT proactively discloses information in a manner that is fair, timely, and appropriate to heighten corporate transparency and to help shareholders understand better the Company and evaluate and assess matters properly. As part of our disclosure-related efforts, in FY 3/2003 we revamped our business report "Welcome to the Delight World," which outlines JT's business activities and financial affairs, and increased the publication frequency from biannually to quarterly. In addition, we promote fair disclosure by posting fiscal year-end information and other press releases in a timely manner in the "Investor Relations" section of our website to help shareholders and investors make investment decisions. We will continue to redouble our efforts in information disclosure.

Recent Efforts to Enhance Corporate Governance

Key advice was obtained on medium and long-term policies for management challenges such as the reform of human resources management systems and global environmental problems during meetings conducted in June, August and December 2004. Seven meetings were also convened by the Compliance Committee, which led to the approval of the Compliance Action Plan (a group-wide compliance promotion plan), the deliberation of measures for crucial group-wide challenges (such as the protection of personal information), and the determination of future policies based on reports on the implementation status of internal workshops, questionnaire surveys, and other measures designed to promote compliance.

As an effort for timely and appropriate information disclosure (here in after referred to as "timely disclosure"), JT re-checked its internal structure regarding timely disclosure in February 2005 at the time of its submission of the declaration for timely disclosure, an oath to take a sincere attitude toward timely disclosure (hereinafter referred to as "Declaration"), upon request from stock exchanges including the Tokyo Stock Exchange where our stocks are listed. JT has submitted to the stock exchanges where its stock is listed a document describing the status of its internal structure for timely disclosure as an attachment to the Declaration. This information is also available on our website. JT will continue to strictly enforce timely disclosure in the years ahead.

Compliance

The term "compliance" generally refers to the avoidance of actions that are harmful to public order or that would be criticized by society. The JT Group, however, does not stop simply at the passive meaning of "Not to disturb the public order." Instead, we define and practice compliance through "sharing the JT Group Mission, to act based on the values and ethics we need to become better corporate employees and citizens."

Compliance management – the JT objective

The compliance management that JT hopes to achieve will be realized through a structure that allows us to promote the following three objectives effectively:

1. Realizing business conduct based on a set of company values and ethics
2. Cultivating an autonomous corporate culture that encourages strict self-management
3. Establishing appropriate mutual control relationships by ensuring a high degree of transparency

JT assumes that making sharp distinction between fair and foul is important. And also we place emphasis on how we establish the process that promotes appropriate decision-making and actions based on company values and ethics. We defined our basic policy on compliance implementation as follows:

JT considers the practice of compliance to be a top priority issue for business management. With strong recognition that a thorough pursuit of compliance is the foundation of our business operations, JT will not only adhere to any and all laws, regulations, and rules expected of corporate citizens, but also carry out corporate activities compatible with social norms in a sincere, fair, and highly transparent manner.

Why we put so much effort into compliance

1) From the viewpoint that our business touches the daily consumption and lives of our customers

JT is a provider of food and tobacco products that are integral parts of the daily lives of our customers, and our pharmaceutical products can affect life itself. Therefore, we must always bear in mind a high level of ethics in all our corporate activities.

2) From the viewpoint of expanding our business fields and diversifying our human resources

We at JT have been selecting and focusing our management resources to maximize corporate value, while at the same time broadening our business fields. Particularly as we expand our business globally, an increasing variety of human resources extending beyond national boundaries are joining the JT Group. This situation requires that we ensure that all are aware of and abide by the common values and ethics that underlie sincere and appropriate conduct.

3) From the viewpoint of delegating greater authority to business divisions

JT aims to be a global growth company that develops diversified, value-creating businesses. In order to achieve this goal, we need to transfer extensive authority to our business divisions to facilitate speedy decision making and actions, putting the divisions on an "offensive footing." This requires that JT Group executives and employees share common values and ethics, representing an organization that can act with sincerity.

Overview of Compliance System

An overview of JT's compliance system is provided below.

The Compliance Committee is comprised of members including external specialists. Linked directly to the Board of Directors, it deliberates matters related to measures and action policies concerning compliance.

Toward the realization of effective compliance

JT is pursuing the establishment of appropriate standards that affect decision making for all actions in order to realize "compliance management."

All of JT's executives and employees share common ethics and values to ensure sincere and appropriate actions on a daily basis. Actions rest on a cornerstone of norms of action and action policies.

"Norms of action" express our basic policy of action, involving the JT Group's mission of "Four-way responsibility (to shareholders, customers, employees, and society)" on an individual basis.

The "Action policies" go into further detail to outline standards for specific actions (both desired actions and actions that must be avoided). Simply put, our goal is to reflect these action policies in our daily activities.

We have also distributed compliance manuals and compliance cards to all JT executives and employees to enable them to appreciate and understand fully the importance of compliance and to act properly in the execution of their work. We hold a variety of meetings and seminars on compliance in an effort to ensure that this awareness permeates our system. Our mid-term management plan and other business plans also reflect the importance of compliance, with the aim of achieving top-quality management.

Major efforts taken in 2004

1) Measures involving important company-wide issues, based on in-house and external situations, and on environmental change

We took measures in response to the Personal Information Protection Act. We also strove for an accurate assessment of labor hours, and for environmental management.

2) Implementation of training on compliance

We conducted training on compliance to promote thorough compliance awareness in response to the respective duties and positions of employees.

3) Measures involving Compliance Strengthening Month

Nippon Keidanren (Japan Business Federation) has established the "Corporate Behavior Charter," with October set aside annually as "Corporate Ethics Promotion Month." At JT as well, we have defined October as "Compliance Strengthening Month" and have implemented the following measures:

- **Voluntary inspections by managers**

  All managers spent time reflecting on their own actions and the conditions in the workplace, based on checklists.

- **Compliance meetings**

  Meetings were held in each workplace to raise further compliance awareness among our employees. The meetings centered on compliance case studies.

- **Survey research**

  We conducted survey research on compliance to assess the current conditions of compliance measures in each workplace and to reflect those findings in future measures.

Outline of Compliance System


Board of Directors
Compliance Committee
Direction
Report
Compliance Promotion Departments
Cooperation
Compliance Office
Compliance matters regarding relevant guidelines
Corporate Divisions
Tobacco Headquarters
Pharmaceutical Division
Food Business Headquarters
Vending Machinery Division
Report-line
Report-line
Report-line
Group Companies
Group Companies
Group Companies
Group Companies

Activities Contributing to the Environment and Society

The JT Group is committed to making social contributions on a continual basis through a variety of corporate activities, with the aim of serving as a good corporate citizen acclaimed by society. We are continually engaged in activities with a focus on bringing about "harmony" between our corporate activities and the environment, and a "feeling of mutual coexistence" as a good neighbor with local communities in all countries and regions where we operate.

Approaches to environmental protection

Vision and policy

JT continues to address environmental protection as one of its most important management issues. As we have expanded our areas of business and developed on a global scale, we updated the JT Global Environmental Charter to create the new JT Group Environmental Charter in March 2004. The entire JT Group will work together in the beginning of April 2005 to meet the goals outlined in the JT Group Environmental Action Plans (2005-2008). In July 2005, we plan to publish an Environmental Report for our activities in FY3/2005.

JT Group Environmental Management Promotion System


Operating Review and Business Assurance Division
Execution and report of environmental audit
CEO
Decision on critical issues concerning environmental management
Executive Committee
Discussions about critical issues related to environmental management
Environment Management Representative
Decision on measures to implement and maintain EMS
Global Environment Committee
Discussions about measures to put environmental management into practice
Divisional Environmental Management Representatives (Divisional VP)
Improvement of groups in charge of promoting environmental management
Implementation and management of EMS
Global Environment Division
Global environment committee secretariat
Each Division
Each Group Company

*Number of Companies in the scope of the JT Group EMS: 21 companies including JT (as of March 2005).

Environmental Management System

To make our environmental protection efforts stronger and more effective, we have made progress in developing the JT Group Environmental Management System.

The environmental management system was introduced according to the significance of environmental impact by business activities, products and services, and the size and function of the business location. All of the tobacco factories and the vending machine factory obtained ISO14001 certification by FY 3/2004, while our branch offices and laboratories developed ISO14001-compatible systems by FY 3/2005.

The factories of JT Group companies will obtain ISO14001 certification, and the offices will develop ISO14001-compatible systems or a simple environmental management system including development and implementing of the environmental action plan in FY3/2006

In April 2004, we put into operation JT Group's environmental information system, "ECO-NET," on our Intranet for monitoring the overall level of our environmental activities and for sharing information.

JTI (a subsidiary responsible for JT's overseas tobacco business) has also obtained ISO14001 certification at 15 factories worldwide.

Investment, costs, and effectiveness of environmental protection efforts

JT invested ¥1.2 billion in environmental protection efforts in FY 3/2005, up ¥0.1 billion from the year before, while environmental costs fell to ¥7.6 billion, an decrease of ¥0.3 billion.

Overview of JT's environmental protection efforts
(Effect of environmental protection efforts)

Data covers all JT business locations (factories, branch offices, sales outlets, laboratories, etc.)
Period of study: FY 3/2004 (April 1, 2003–March 31, 2004) and FY 3/2005 (April 1, 2004–March 31, 2005)

Contents of effects	Item	FY 3/2005 performance (Note 1)		
		Effect in increase/ decrease in volume	% increase/ decrease	Economic effect (Millions of Yen)
Effect on resources invested in business activities	Amount of purchased electricity	(271,700)GJ	(6.4)	(405)
	Amount of fuel used	119,500 GJ	12.3	169
	Amount of fuel used for vehicles	(7,500)GJ	(4.0)	(22)
	Amount of water used	(404,200)m³	(9.1)	(61)
Effect on environmental impact and waste produced by business activities	Amount of CO_2 emitted	(10,400)t-CO_2	(2.7)	—
	Amount of wastewater (Note 2)	(283,000)m³	(11.8)	—
	Amount of waste commissioned to other companies for disposal	(1,000)t	(26.3)	(29)
	Amount of waste commissioned to other companies for recycling	5,500 t	22.3	158
	Total	—	—	(190)

Note 1: Differences in comparison to the total amount of the previous fiscal year regarding the main areas of environmental impact have been deemed an environmental preservation effect.
Effect in increase / decrease in volume = (amount of environmental impact in FY 3/2005 - amount of environmental impact in FY 3/2004)
Note 2: The above-mentioned environmental effects, such as the amounts of purchased electricity, fuel and water used, as well as the commissioned amount of wasted, disposed, and recycled material, have been calculated as an economic effect by multiplying the previous fiscal year's unit price by the difference in amounts compared to the previous year.
Economic effect = (amount of environmental impact in FY 3/2005 - amount of environmental impact in FY 3/2004) X unit cost for FY 3/2004.
Note 3: The economic effect does not include a hypothetical effect such as the risk avoidance that would be realized by the implementation of various measures.

Overview of JT's environmental protection efforts

The effectiveness of environmental protection efforts was improved as a whole by reducing energy consumption and waste generated as a result of consolidating manufacturing processes, streamlining operational activities, and closing factories. The amount of waste commissioned to other companies for recycling increased by improving the recycling rate.

The amount of fuel used increased due to the introduction of co-generation systems.

The economic effect of these efforts amounted to ¥190 million in total.

Approaches to preventing global warming

JT has been striving to reduce greenhouse gas emissions and to prevent global warming by saving energy, switching to alternative fuels and promoting nighttime electricity use. Consequently, in 10 years, we have been able to reduce our CO_2 emissions by about 80,000 tons: 18%. In FY 3/2006 as well, we will make efforts for further reductions.

Approaches to saving resources and recycling

JT strives to show consideration for resource saving and recycling in all its activities, from raw materials procurement through manufacturing, to our customers' disposal.

Until FY 3/2002, we focused on a policy aimed at consolidating our production processes, so the amount of waste generated continued to increase. Since FY 3/2003,

Approaches to preventing global warming

Objectives	Efforts
Saving energy	–Introducing co-generation systems –Reusing exhaust heat from incinerators –Controlling operation of small boilers –Introducing high-pressure inverter motors and inverter lighting –Managing lighting and temperature at business locations
Converting to alternative fuels	–Introducing use of low emission vehicles –Switching boiler fuels from heavy oil to city gas
Promoting night-time electricity use	–Introduction of ice thermal storage air-conditioning system –Introducing NAS battery systems that store electric power

Trends in Energy Use


Energy used (1,000 GJ)
8,000
6,000
4,000
2,000
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
(Years ended March 31)

Trends in CO_2 Emission


CO_2 Emission (t-CO_2)
500,000
400,000
300,000
200,000
100,000
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
(Years ended March 31)

however, as a result of completing the policy, the amount of waste generated has finally started to decline. We now recycle around 90% of all materials.

Volumes of Waste Generated and Recycled (Years ended March 31)



(Tons)
40,000
30,000
20,000
10,000
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
Generated volume
Recycled volume
(Years ended March 31)

Approaches to saving resources and recycling

Areas of activity	Efforts
Raw materials purchasing	–Support for leaf-tobacco farmers in disposing of agricultural waste –Promote reuse of cardboard boxes used for packing raw materials
Product planning	–Launch the environment-friendly product "Mild Seven Super light Eco Style" (sold in Mie Prefecture only) –Reduce tobacco packaging materials (paper and plastic film) –Unifying materials used in packaging frozen foods
Manufacturing	–Promote recycling through "zero emissions" campaign in factories
Sales	–Recycle used cigarette and beverage vending machines after lease termination
After consumption	–Collect empty beverage containers from vending machines and recycle them –Outsource recycling of containers and packaging after household use –JT Smoking Manner Improvement Campaign
Other	–Use uniforms made from recycled PET bottles

Approaches to reducing environmental impacts

JT is making efforts to reduce or prevent emissions of all sorts of pollutants to minimize the impact of our business activities with regard to our employees and associates, the people who live in the vicinity of our business locations, and the global environment.

Even before 1995, we took steps to prevent pollution, primarily air and water pollution, associated with our operations. More recently, however, we have come to recognize new kinds of environmental problems. As such, we have begun scrapping old incinerators and replacing them with incinerators to curb dioxin emissions. We also have abolished air-conditioning refrigerators that use specified CFCs, and JT is also going ahead with recovering and detoxifying specified CFCs used in beverage vending machines. We have been introducing vehicles powered by natural gas and other low emission fuels.

The number of PRTR Law-designated chemicals JT has used and reported was 6 in FY 3/2005, but we will strengthen our management practices according to various guidelines (Guidelines for Complying with the PRTR Law, Guidelines for Chemical Substance Management, and Management Regulations for PCB Waste) to prevent chemical pollution.

We have also taken the initiative beginning in FY 3/2003 to survey our properties to prevent the spread of soil contamination to surrounding areas and to ensure the safety of our employees. We studied how the land had been exploited in all 937 sites, including factories and branch offices currently in operation, and conducted surface soil surveys in 40 sites by FY 3/2005. As a result, 12 sites were reported to be polluted at levels slightly exceeding regulatory standards, and we have been taking thorough countermeasures while consulting with local governments.

Afforestation and forest conservation projects

JT has launched a series of afforestation and forest conservation projects both in Japan and overseas. JT, which operates in three core business areas—tobacco, pharmaceutical, and foods—consumes natural raw materials such as tobac-

co leaves, paper (pulp), vegetables and tea leaves to produce a variety of its product portfolio. As a socially responsible company, JT places great importance on renewable environmental resources and environmental conservation, and the afforestation project is a part of this commitment.

As the first of these initiatives, JT launched a planting project in Wakayama Prefecture, Japan, in March 2005. JT, as a partner of the prefecture-organized "Kigyo no mori (Forest of Companies)" afforestation program this time, will plant approximately 180,000 trees in the vicinity of the traditional pilgrimage route of the Kii mountain range, which is listed as a World Heritage Site. In this 10-year program, JT begins tree planting, which will last five years in March this year, and will continue to cultivate these trees for another five years. The planting area is expected to amount to 50 hectares, or approximately 124 acres.

A tree-planting event entitled "JT Forest Nakahechi" was held on March 13, 2005 as a kick-off for the program. More than 250 people participated, including local residents and JT employees and their families from across Japan. Around 1,500 trees were planted as part of the event.

(Name of project) JT Forest Nakahechi

(Established under Wakayama's "Forest of Companies" program)

(Project detail)

Location:

Nonaka, Oaza, Tanabe-shi, Wakayama prefecture

Area of afforestation:

10 ha annually for five years, totaling approximately 50 ha

Number of trees to be planted:

Approximately 180,000 (zelkovas, oaks, maples, Japanese cypress, etc.)

Duration of project: 10 years

Improving smoking manners and the smoking environment

(This part is regarding only Japan)

At JT, we use the term "Smoker's Style" to express our wish that our valuable customers enjoy smoking to the fullest while exercising maturity in their smoking habits and showing consideration to those who do not smoke, so that both smokers and nonsmokers co-exist harmoniously. As part of this concept we are making efforts in many areas to fulfill our corporate responsibility to society as a tobacco company.

Some examples of our efforts

Setting up smoking areas

We work with local governments and public facilities such as train stations and airports in setting up smoking areas in various locations so that all people, both smokers and nonsmokers, can co-exist harmoniously.

Consultation for creating separate smoking areas

We provide advice on creating separate smoking and nonsmoking areas within public facilities, commercial facilities, and business offices. Our group of experts visits sites and uses the latest technologies in taking measurements and creating computer simulations to determine the best way of matching the style of each facility with the needs of its users.


Smoking Area

Smoking area: In front of the Hachiko statue



Smoking area: Chitose Airport

Smoking manner ads

JT has been using advertisements to promote good smoking manners since 1974. Beginning in March 2003, we renewed the messages conveyed in our ads by introducing actual everyday situations for smokers, in the hopes of making them take notice, think, and exercise appropriate behavior when smoking.

Community cleanup activities

Since April 2004, we have been calling for local participation in our community-based cleanup activities as a way of increasing awareness regarding appropriate smoking manners. Under the slogan "Pick up, and you will love your city," some 43,000 local residents participated in FY 3/2005 in cleaning up at festivals and other events around the country.

To learn more about JT's efforts to improve smoking manners, please refer to our website.
URL:http://www.jti.co.jp/sstyle


700度の火を持って、
私は人とすれちがっている。
I carry a 700°C fire in my hand with people walking all around me.
FIRE
LIGHT
TOBACCO
あなたが
気づけば
マナーは
変わる。
JT

I carry a 700°C fire in my hand...
(Hanging poster in trains)

Social contribution activities

As part of our aim to be an even better corporate citizen that is welcomed as a member of society, we will continue to contribute to society by engaging in various activities. We believe it is our important mission as a good corporate citizen to co-exist with our local communities, deepening communication with them as we contribute to their development. By having each of our employees take part in this mission, we aim to achieve "delight" in society, from which our employees can also find and achieve their own "delight."

Each year, JT subsidizes volunteer activities in youth education through local non-profit groups and other organizations in an effort to foster next-generation leaders. To help people develop an international perspective, JT provides scholarships to students from Asian countries. JT also conducts social exchange programs to provide opportunities for foreign scholarship students to understand Japanese culture and history.

To do its part in local communities, JT offers the use of its business facilities for public functions, conducts street-cleaning campaigns, and provides funds, personnel, and equipment for local events.

We also encourage our employees to become more involved in volunteer work by granting days off for participating in volunteer activities, bone marrow donorship, and other contributions to society. We also publicize information on nationwide volunteer activities through JT newsletter.

JT's Tobacco and Salt Museum collects data and conducts research on tobacco and salt. The museum intro-



Community Street Clean-Up Program



Community Street Clean-Up Program



Community Street Clean-Up Program

duces the history and culture of these two commodities through exhibitions and events.

JT also offers a regular calendar of cultural programs centering on classical chamber music. JT sponsors high-quality concerts that are designed to stimulate musicians' creativity.

Through the Affinis Arts Foundation, we support Japanese professional orchestras by subsidizing concerts. We help Japanese musicians study overseas, and we sponsor summer music festivals centered on training seminars.

JT Biohistory Research Hall studies the 3.8-billion-year history of life on the earth, and makes the results of its research activities available to the public, with no admission fee, to provide a place where people can enjoy biohistory, just as they would music and art.

JTI's social contributions

JTI also plays an active role in the communities in which the Company operates worldwide, contributing to a variety of social programs and charities, and cultural projects. The Company sees this as its duty as a good corporate citizen.

Social programs and charities supported by JTI include the reintegration into society of adults in difficult situations with special focus on the homeless, women, the elderly and the disabled.

In Spain, support is given to charitable organizations offering courses in language or culture to underprivileged immigrants as well as help with legal paperwork.
Other examples include assistance provided by the Company to female victims of domestic violence in Serbia, and support to the elderly and disabled in Romania. In France, JTI closely collaborates with organizations working to reduce illiteracy and poverty.

In the cultural arena, JTI promotes ancient and contemporary art. In 2004, JTI sponsored an archeological exhibition in Greece, as well as a range of different activities contributing to local theaters, orchestras, art centers, and modern art museums in Russia, Switzerland, and Turkey. In addition, the company provides support to emerging artists, and promotes Japanese culture within our communities. Examples of this have been the organization of martial arts' demonstrations in Romania in collaboration with the local Japanese embassy and the sponsoring of a Japanese documentary (2004) and exhibition of Nô Theater (2003) in Geneva.

Complementary to the above activities, JTI established the JTI Foundation in 2001. Registered in Switzerland and operating worldwide, the objective of the Foundation is to provide financial support to projects dedicated to underprivileged people around the world, and more specifically to victims of catastrophes, via credible and sustainable organizations. To date, financial support has been allocated to projects in Russia, Ukraine, Romania, the Philippines, and Turkey. Together with the Swiss Humanitarian Aid agency, the JTI Foundation is currently also contributing to the development of software intended to assist rescue teams in the event of earthquakes.

Legal Framework and Business Environment Surrounding JT

To promote a better understanding of the tobacco industry and JT, we have provided this brief outline of the legal framework and business environment surrounding Japan's tobacco industry and JT.

Tobacco Business Law

The Tobacco Business Law was enacted in August 1984 for the purpose of achieving sound growth for Japan's tobacco industry, securing stable government revenues, and contributing to the healthy expansion of the Japanese economy. The Tobacco Business Law governs the cultivation and purchase of leaf tobacco and the manufacture and distribution of tobacco products. JT is obliged to negotiate contracts with domestic leaf tobacco growers to determine the total area used for tobacco cultivation and tobacco leaf prices based on type and quality. JT is required to purchase the entire usable domestic tobacco crop. Contracts stipulate the area to be cultivated and the prices of leaf tobacco for the subsequent year, and in this regard JT respects the opinion of the Leaf Tobacco Deliberative Council.*

As the sole manufacturer of tobacco products in Japan, JT must obtain the approval of the Minister of Finance on the maximum price of each class of tobacco released from storage to the market.

Tobacco product importers and wholesalers must register with the Minister of Finance, and retailers of tobacco products are required to obtain approval from the Minister of Finance. In addition, list prices for JT's tobacco products and imported tobacco products must be approved by the Minister of Finance. In general, manufacturers' list prices are approved unless the Minister of Finance deems that they are unfair to consumers. Tobacco retailers are only permitted to sell tobacco products at list prices that have been approved by the Minister of Finance.

* The Leaf Tobacco Deliberative Council is a council for conferring on important matters concerning the cultivation and purchase of domestically grown leaf tobacco in response to inquiries by JT representatives. The council consists of no more than 11 members, appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and academic appointees.

The Japan Tobacco, Inc. Law

JT was established under the Japan Tobacco, Inc. Law (JT Law) for the purpose of developing businesses related to the manufacture, sale, and import of tobacco products. The JT Law provides that the Japanese government must continue to hold at least one-half of all of the original 2 million shares, which the government acquired upon JT's establishment, and that even if JT issues new shares in the future, the government must continue to hold more than one-third of all of the issued shares. The JT Law also provides that the issuance of new shares, of options, or warrants to subscribe for new shares, or of bonds with options or warrants to subscribe for new shares requires the approval of the Minister of Finance.

The JT Law grants JT the freedom to enter other non-tobacco-related business areas in line with its overall objectives as a corporation, dependent upon ministerial permission, in addition to the manufacture, distribution, and import of tobacco products and tobacco-related businesses. JT must also obtain authorization from the Minister of Finance for certain matters, including the appointment or dismissal of directors, executive officers, and auditors, amendments to JT's Articles of Incorporation, appropriations of earnings, and any merger, corporate split, or dissolution of JT. Within three months after the close of each fiscal year, JT must issue its balance sheets, statements of income or loss, and operating report to the Minister of Finance.

Taxation

All tobacco products sold in Japan are subject to national tobacco excise tax, national tobacco special excise tax, and

local tobacco excise taxes. National tobacco excise tax is set at ¥3,126 per thousand units, the national tobacco special excise tax is set at ¥820 per thousand units, and local tobacco excise taxes are set at ¥3,946 per thousand units as of July 1, 2003 after the increase in tobacco excise tax, except for the previous third-class products.

In the majority of overseas markets outside of Japan, tobacco products are subject to various taxes, including federal, state, local, and other tobacco excise taxes (except the previous third-class products).

International Tobacco Products Marketing Standards

In September 2001, JT and several other tobacco companies reached an agreement on the International Tobacco Product Marketing Standards.

These standards set a baseline for responsible tobacco product marketing worldwide. The cornerstones of the standards are ensuring that brand marketing has no particular appeal to youth; restricting youth exposure to tobacco marketing; and ensuring that adult smokers are appropriately informed about the risks of smoking.

Other key features of the standards include:

— Uniform definitions of "advertisement," "promotional event," and "sponsorship."

— Tough guidelines applicable to advertising tobacco products:
  - Print advertising is limited to publications with at least 75 percent adult readership.
  - Billboard advertising must not exceed 35 square meters in size.
  - Advertising on television, radio and the Internet are prohibited unless a 100% adult audience is verified.
  - Advertisements cannot run in cinemas unless there is a reasonable basis to believe that at least 75% of the audience is adult.
  - Advertisements cannot feature celebrities, show individuals that appear younger than 25, or suggest that smoking enhances athletic, professional, personal or sexual success.

— Health warnings must appear on virtually all advertising, promotional and merchandising materials, except in rare instances, such as point-of-sale materials that are smaller than 250 sq. cm.

— Tighter restrictions applicable to brand sponsorship:
  - For events or activities that bear a tobacco product brand name, all participants who compete or otherwise actively participate must be adults.
  - From December 1, 2006, attendance at a sponsored event or activity must be comprised of at least 75% adults, and these events can only generate incidental coverage in electronic media.

— All promotional activity is limited to verified adult smokers.

Adult identification vending machines

In November 2001, the Tobacco Institute of Japan (TIOJ),* the Japan Tobacconist Federation, and the Japan Vending Machine Manufacturers Association reached an agreement to cooperate in the development and implementation of cigarette vending machines equipped with adult identification systems and have been working together toward equipping all vending machines throughout Japan with such systems by 2008.

Vending machines with these systems are designed to prevent minors from purchasing cigarettes from vending machines and will dispense cigarettes only after scanning and verifying special IC cards that indicate the purchaser's age.

A one-year trial use of these new machines was conducted from April 2002 to March 2003 in Yokaichiba, Chiba Prefecture, with the full support of local authorities. Basic technical and operational knowledge was attained and market receptivity was ascertained. In consideration of the results of these tests, and by conducting a further trial in Tanegashima, Kagoshima Prefecture for system development, the process is moving toward nationwide implementation of these machines in 2008.



Cigarette vending machine equipped with an adult verification system to prevent underage smoking

JT fully respects the intentions of these cooperative efforts and intends to actively participate in the smooth development and implementation of adult identification vending machines.

* Tobacco Institute of Japan: The TIOJ was established in 1987 as a public-service corporation, whose purpose is to contribute to the promotion of a fair and objective social understanding of tobacco through the collection and propagation of information regarding tobacco, enhance the sound development of the tobacco industry in our country, and thereby contribute to the sound progress of the national economy by responding appropriately to the social environment surrounding tobacco and carrying out various activities.

** The TIOJ was established as a voluntary organization in 1987 as an offshoot of the Association of Tobacco Manufacturers, which was established in 1985, and was reorganized as an incorporated body in 1990.

Youth smoking prevention

In Japan, smoking by minors has been prohibited by law for more than a century. This problem has to be addressed by all members of society. JT, in order to fulfill its social responsibility, has been implementing various measures in cooperation with other relevant organizations, such as informing the public to prevent smoking by youths.

TIOJ, of which JT is a member, has established its voluntary standards for advertising, sales promotion, and other related activities mainly for the purpose of youth smoking prevention. The current self-regulatory standards were implemented in April 2004, based on the revision of the Minister of Finance's Directive Concerning Advertising of Tobacco Products of March 2004. JT actively supports the voluntary standards and faithfully adheres to them.

WHO: Framework Convention on Tobacco Control

During the May 1999 World Health Assembly of the WHO, a resolution was adopted to commence work that would lead toward adoption of the Framework Convention on Tobacco Control (FCTC).

Following six rounds of intergovernmental negotiation, the FCTC was adopted in May 2003 and entered into force on February 27, 2005, for the first 40 states that signed and ratified it. As of May 31, 2005, 66 countries had signed and ratified the FCTC. Japan signed the FCTC on March 9, 2004 and ratified it on June 8, 2004.

The FCTC contains a number of provisions, some of which are binding while others allow for discretion in interpretation and implementation. Key provisions of the FCTC include:

— **Establishing price and tax measures and restrictions of duty-free sales, as appropriate, without prejudice to the nations' sovereign taxation policies, to contribute to meeting health objectives aimed at reducing tobacco consumption.**

— *Packaging and labeling measures:*

- Adoption of effective measures to ensure that tobacco product packaging and labeling do not promote tobacco products by any means that could create an erroneous impression that a particular tobacco product is less harmful than another.
- Health warnings on tobacco packaging that cover not less than 30% of the principal display area.

— **A comprehensive ban on tobacco advertising, promotion and sponsorship or suitable restrictions if a country cannot implement a comprehensive ban because of its constitution or constitutional principles.**

— **Introduction of measures to protect against exposure to tobacco smoke in workplaces, public transport, indoor public places and other public places as appropriate.**

— **Banning sales of tobacco products to minors by measures such as ensuring that tobacco vending machines are not accessible to minors.**

— **Support for economically viable alternative activities for tobacco workers, growers and sellers as appropriate.**

JT has long been committed to some of the FCTC's provisions, including prevention of underage smoking and curbing illicit trade. JT believes, however, that tobacco is better regulated by individual countries who can best determine the most appropriate legislative and regulatory framework, taking into account their own unique legal systems, cultures and histories. JT intends to continue working with ratifying governments on appropriate and reasonable measures to implement FCTC provisions.

Revising the wording of warnings

In Japan, based on Article 36 of the Tobacco Business Law Enforcement Regulations, under Article 39 of the Tobacco Business Law, the packaging of tobacco products must include "warnings regarding the connection between the consumption of tobacco products and health."

In November 2003, the Tobacco Business Law Enforcement Regulations were revised and the warning wording requirement was updated. The revised regulations specified eight types of warning labels: four regarding direct effects of smoking (lung cancer, heart attack, stroke, and emphysema), one about passive smoking, one about smoking by pregnant women, one about smoking addiction, and one about minors and smoking. Each tobacco product package must contain, on its main surfaces, at least one warning of the first type (direct) and at least one of the other four warnings. The regulations specify that the various warnings must be visible equally throughout the year on every category of product and packaging, and that these warnings must take up at least 30% of the main surface of the package. JT has been making earnest efforts in preparation for the modification of package designs, including the display of the new warnings. From the end of November 2004, we began to switch to the new warnings for which preparations have been completed. The redesigned packages for all of our tobacco products will be phased in by June 30, 2005, when the provisional measures shall end as stipulated in the supplement to the regulations. Starting July 1, 2005, all of our tobacco products shipment will have warnings in accordance with these regulations.

In addition, the same revised regulations specify that if the words "mild," "light," or similar words are used, they must be accompanied by specific warnings to consumers so as to avoid misleading consumers about the relationship between the consumption of tobacco and health. The specific warnings will be introduced for all tobacco products shipment after July 1, 2005, as is the case for the revised wording of warnings. The JT Group intends to continue using the words "mild," "light," and similar words in the domestic market, in accordance with the specified conditions.

Revision of the Directive on Tobacco Advertising

In Japan, a directive has been published concerning advertising of tobacco products, based on Article 40 of the Tobacco Business Law. The TIOJ has drawn up self-regulatory standards in line with this directive and all member companies including JT are abiding by these standards.

In March 2004, the Minister of Finance revised the Directive Concerning Advertising of Tobacco Products. With the revision, the directive states that outdoor advertising of tobacco products (posters, billboards, etc.) must not be displayed except where tobacco products are sold, or in designated smoking areas. Consideration must be given to the methods of advertising in daily newspapers (with the exception of sports papers and evening editions) and warning phrasing and content allowed for all tobacco advertising is also specified.

Considering these facts, in March the TIOJ revised its self-regulatory standards, banning outdoor billboard advertising as well as brand-specific advertising in public transportation vehicles, limiting the volume of advertising that can be placed in newspapers and specifying what sections may contain such ads. In the future, the organization intends to continue to implement new measures step by step as needed.

Tobacco-related litigation

As of May 31, 2005, JT was involved in 16 lawsuits related to smoking and health: 14 lawsuits overseas and 2 lawsuits in Japan. Domestically, JT is facing lawsuits filed by plaintiffs claiming damage to their health allegedly caused by smoking. Overseas, in addition to similar litigation, JT is involved in cases initiated by national or regional government bodies seeking recovery of health care costs associated with alleged tobacco-related illnesses.

In addition, JT is a defendant in litigation instituted in the United States by the European Community and 10 of

its member states against the major cigarette companies. In November 2000, the European Community (the "EC") commenced a civil action in the United States against various members of the JT, RJR and Philip Morris groups claiming that they had conspired to smuggle tobacco products, thereby reducing tax revenues and harming other economic interests ("EC I"). The US District Court dismissed this case in July 2001. In August 2001, the EC and ten of its Member States commenced a second civil action in the same court against various members of the RJR and Philip Morris groups ("EC II"). The EC II was virtually identical to an earlier EC I, except that any of JT or JT Group companies was included as a defendant and the ten Member States were included as plaintiffs. In January 2002, the EC and the ten Member States commenced a third civil action identical in all material respects to EC II in the same court against JT and several affiliates of JT Group and other company ("EC III"). In February 2002, the US District Court dismissed in its entirety the EC II and the EC III, and in March 2002, plaintiffs appealed both the EC II and EC III to the US Court of Appeals. In October 2002, the EC and the ten Member States commenced a fourth similar civil action in the same court against RJR group ("EC IV"). Neither JT nor any of its subsidiaries is named as a defendant in EC IV. In January 2004, the US Court of Appeals affirmed the district court's dismissal of EC II, but vacated the district court's dismissal of EC III, ruling that, because the defendants had not been served, the district court lacked jurisdiction over the action and remanded the EC III matter to the district court. To date, service of process on any of the JT-related entities has not been effected with respect to the EC III. In April 2004, the EC II plaintiffs filed a petition for writ of certiorari to the United States Supreme Court, and in May 2005, the Supreme Court granted petitioner's request to grant certiorari, vacate the judgment of the lower court and remand to the lower court.

Further, some JT Group companies are facing with the following tax issues.

Tax issue involving JTI Russia office (JTI Marketing & Sales)

In July 2004, a Russian subsidiary of JT, JTI Marketing & Sales ("M&S Corp."), which oversees distribution-related businesses in the Russian market, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately ¥9.0 billion) as VAT, etc. for the period of January 2000 to December 2000. The taxed amount includes unpaid taxes (VAT, etc.), interest and additional taxes. M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconstrued interpretation of general business practices and lodged a suit with the court for the tax notice to be invalidated. In the oral decision handed down by the Court of Appeals on February 3, 2005, our arguments were not recognized as being valid arguments. M&S Corp. appealed to a higher court, which invalidated the previous ruling against M&S Corp., and remanded the case to the Court of Appeals on April 12, 2005.

Legal measures regarding notices on tobacco excise taxes, etc. for JTI-Macdonald Corp.

In August 2004, JTI-Macdonald received a Notice of Assessment from the Quebec Ministry of Revenue requiring an immediate payment of approximately Canadian dollars 1.36 billion (approximately ¥114.6 billion) on claims that it had allegedly contributed to tobacco smuggling from 1990 to 1998. This amount consisted of the alleged loss of tobacco taxes with penalties and interest.

If the assessed amount was not paid, JTI-Macdonald faced the risk that it would not be able to continue its usual business operations in the face of collection action by the Quebec Ministry of Revenue. Therefore, in order to continue its operations, JTI-Macdonald filed an application under the Companies' Creditors Arrangement Act ("CCAA")* with the Ontario Superior Court of Justice and the legal protection provided by application under this law was accepted. JTI-Macdonald has since been continuing its business as usual under the CCAA filing.

Filing for the application of CCAA does not affirm that

JTI-Macdonald contributed to smuggling as claimed by the Quebec Ministry of Revenue. JTI-Macdonald intends to challenge the tax notice submitted by the Quebec Ministry of Revenue through all appropriate means. Furthermore, in the event that JTI-Macdonald bears any damages or costs associated with this case, JT's view is that it will be entitled to seek indemnification from RJR Nabisco (currently Reynolds American and others), which was the seller, based on the contract signed between JT and RJR at the time of the acquisition in 1999.

Companies' Creditors Arrangement Act

Companies doing business in Canada are eligible to file under the CCAA in Canada if they incur a financial situation that creates noticeable difficulties in their business operations. The CCAA's intent is to enable these companies to continue their operations while restructuring. Many Canadian companies have undergone rehabilitation processes under the CCAA. It is entirely different from filing for "bankruptcy," whereby a company aims to liquidate its assets through dissolution.

* Fundamental characteristics of the CCAA are as follows:

- The Company continues to manage and control its business and property;
- The CCAA is a very flexible law that can be tailored to fit the circumstances of each case;
- The Company may seek to restructure its businesses or deal with contingent and other claims under court protection with the assistance of a court-appointed monitor
- All lawsuits against the companies and other procedures are suspended, and companies are able to continue their businesses and carry out their rehabilitation;
- After the claims against the Company are determined the Company may put a Plan of Arrangement before its creditors or some of them;
- If creditors have agreed to the aforementioned plan and the court approves it, it will be binding on the Company and all affected creditors.

Tax issue involving Petro

On February 4, 2005, a Russian subsidiary of JT, OOO Petro ("Petro") received an assessment from the St.-Peterburg tax authorities that ordered payment of approximately 4.2 million rubles (approximately ¥1.6 billion) as corporate tax and interest thereon for the year 2001. Petro believes the assessment to be groundless and has taken measures to demonstrate this fact in court. On February 9, 2005, Petro filed its challenge against the assessment to the Court of Arbitration, and the first oral hearing was held on April 20, 2005 in St.-Peterburg. The tax authorities took measures to freeze Petro's bank account. In response, Petro sought an injunction against collection. On May 3, 2005, the injunction was granted pending termination of the proceedings challenging the assessment and the freezing of the bank account was lifted.

In response to plaintiffs' allegations in those cases, we will vigorously defend ourselves on many bases, which we believe are valid.

History of JT

We are a joint stock corporation, incorporated in April 1985 under the Commercial Code of Japan, pursuant to the Japan Tobacco Inc. Law, or the JT Law.

Our history dates back to 1898, when the government formed a bureau to operate a monopoly for the sale of domestic leaf tobacco. In the early 1900s, the government extended this monopoly to all tobacco products in Japan and to the domestic salt business. In 1949, the bureau became the Japan Tobacco and Salt Public Corporation, or JTS, to act as the country's sole producer and supplier of tobacco and sole purchaser and supplier of salt products.

Growth in demand for cigarettes in Japan began to slow in the mid-1970s as a result of several factors, including demographic trends, health concerns, price increases, and a peaking of the rate of cigarette consumption per smoker. During this period, even though JTS had already commenced sales of imported foreign-made tobacco products in Japan, there was increasing pressure from abroad to open the Japanese tobacco market.

JTS faced a number of constraints due to its status as a public corporation. For example, JTS's operating budget and capital investment plans were subject to approval each fiscal year by the Japanese Diet, which made long-term management planning difficult. JTS was also required to purchase all domestically grown leaf tobacco, which was generally produced in excessive quantities, at prices significantly higher than those of foreign-grown tobacco leafs. Moreover, JTS was barred from entering other business areas. It became apparent that if the domestic tobacco market were to be opened, JTS would require greater management independence to compete with foreign tobacco companies. At the same time, in the context of an administrative reform initiative in Japan, there was increased public interest in the privatization of public corporations. A 1982 government report recommended that JTS be privatized; this led to the enactment of the JT Law in 1984, the establishment of our Company in April 1985, and our acquisition of the business and assets of JTS.

About the time our Company was established, Japan opened its tobacco market to foreign tobacco manufacturers. This measure increased competition from foreign tobacco manufacturers in the Japanese market, which was then further intensified by the reduction of customs duties on imported cigarettes to zero in 1987, following negotiations between the Japanese and U.S. governments. This action reduced the price of foreign cigarettes and allowed foreign manufacturers to increase their market share rapidly.

Our Company was wholly owned by the Minister of Finance, on behalf of the Japanese government, from the date of our establishment until the 1994 initial public offering of 394,276 shares held by the Japanese government. Following the offering, we listed shares of our common stock on the Tokyo Stock Exchange and other Japanese stock exchanges. The Japanese government offered 272,390 additional shares of our common stock to the public in 1996, and another 289,334 shares in 2004. The Company also bought back 44,000 shares from the government in the market in 2003. As of June 2004, the government holds an adjusted 50% of our outstanding shares of common stock. Our common stock is currently listed on the Tokyo Stock Exchange as well as the stock exchanges of Osaka, Nagoya, Fukuoka, and Sapporo.

After the Salt Industries Law was enacted in May 1996, we transferred all assets, rights, and obligations relating to our salt operations to the Salt Industry Center of Japan, a newly established entity supervised by the Japanese government. Since the salt business was a completely separate business that we managed on behalf of the Japanese government, the transfer did not have any impact on the rights of our shareholders.

In recent years, we have developed and expanded both our international tobacco business and our non-tobacco businesses, including our pharmaceuticals and foods businesses. In May 1999, we acquired the non-U.S. tobacco business of RJR Nabisco Inc. for US$7.8 billion. In the pharmaceuticals sector, in 1998 we acquired a majority share of Torii Pharmaceutical Co., Ltd., a company listed on the Tokyo Stock Exchange with an extensive marketing

network in Japan. In the foods businesses, in 1998 we acquired a majority share of Unimat Corporation, a Japanese vending-machine operator with a large nationwide network, which we have since renamed Japan Beverage Inc. In 1999, we acquired the foods division of Asahi Kasei Corporation, including production operations for frozen foods, seasonings, and bakery products.

In April 2002, the Diet amended the JT Law, reducing the minimum required level of Japanese government ownership in Japan Tobacco Inc. to 50% of the original shares at the time of the establishment of Japan Tobacco Inc., as adjusted for any subsequent stock splits or consolidation of shares. If in the future, with the permission of the Minister of Finance, Japan Tobacco issues additional shares, the government's share must remain above one-third. Before the law was changed in April 2002, the JT Law required that the government maintain a minimum share of at least two-thirds of the total number of shares.

Financial Information

CONTENTS

Consolidated Six-Year Financial Summary

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen						Millions of U.S. dollars
	2000	2001[1]	2002	2003[2]	2004[3]	2005	2005
For the year:							
Net sales	¥ 4,371,250	¥ 4,501,701	¥ 4,544,175	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	$ 43,435
EBITDA	315,132	312,045	334,119	337,296	373,435	400,115	3,726
Depreciation and amortization	161,160	172,080	170,314	148,333	139,401	126,744	1,180
Operating income	153,972	139,965	163,805	188,963	234,034	273.371	2,546
Net income (loss)	50,792	43,687	36,850	75,302	(7,603)	62.584	583
For the year:							
Net cash provided by operating activities	¥ 288,271	¥ 393,958	¥ 89,727	¥ 258,057	¥ 334,501	¥ 250,840	$ 2,336
Net cash used in investing activities	(899,139)	(90,477)	(40,472)	(74,877)	(228,620)	176.914	1,647
Net cash used in financing activities	472,593	(76,990)	(124,838)	(111,968)	(109,335)	(202,196)	(1,883)
Free cash flow	(786,499)	307,311	31,413	170,372	269,174	269,459	2,509
At year-end:							
Net property, plant and equipment	¥ 770,639	¥ 757,311	¥ 743,712	¥ 733,314	¥ 708,221	¥ 639,655	$ 5,956
Total assets	3,095,298	3,188,230	3,063,077	2,957,665	3,029,084	2,982,056	27,768
Interest bearing debt	660,525	606,089	511,738	424,499	381,203	230,716	2,148
Liabilities	1,515,539	1,618,877	1,400,384	1,283,939	1,467,322	1,430,256	13,318
Total shareholders' equity	1,526,583	1,513,846	1,613,105	1,622,654	1,507,937	1,498.204	13.951
Profitability:							
Return on equity	3.5%	2.9%	2.4%	4.7%	(0.5%)	4.2%	
EBITDA margin	7.2%	6.9%	7.4%	7.5%	8.1%	8.6%	
Operating income margin	3.5%	3.1%	3.6%	4.2%	5.1%	5.9%	
Total assets turnover	1.64	1.43	1.45	1.49	1.55	1.55	
Stability:							
Equity ratio	49.3%	47.5%	52.7%	54.9%	49.8%	50.2%	
Debt/Equity ratio (times)	0.43	0.40	0.32	0.26	0.25	0.15	
Current ratio	198.2%	169.7%	196.3%	226.4%	195.3%	202.7%	
Fixed assets/ Long-term capital ratio	72.5%	78.1%	74.9%	69.7%	69.9%	67.6%	

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥107.39 per $1, the rate of exchange as of March 31, 2005.

(1) As discussed in Note 3 k) to the consolidated financial statements, effective from April 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits.

(2) As discussed in Note 3 o) to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of a foreign consolidated subsidiary have been accounted for in accordance with new accounting standards. Also, as discussed in Note 3 o) to the consolidated financial statements, effective April 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries.

(3) As discussed in Note 3 o) to the consolidated financial statements, effective from April 2003, the Company changed its method of accounting for the Obligation under the Public Official Mutual Assistance Association Law.

2. EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect (42%) / interest paid and its tax effect (42%)
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Segment Information

	Millions of yen						Millions of U.S. dollars
	2000	2001	2002	2003	2004	2005	2005
Net sales	¥ 4,371,250	¥ 4,501,701	¥ 4,544,175	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	$ 43,435
Tobacco	4,024,487	4,140,270	4,178,034	4,134,466	4,236,920	4,284,193	39,894
Pharmaceuticals	67,790	66,414	61,868	53,927	51,242	57,676	537
Foods	195,026	210,332	221,197	232,404	250,138	265,380	2,471
Others	83,947	84,685	83,076	71,467	86,851	57,265	533
EBITDA	¥ 315,132	¥ 312,045	¥ 334,119	¥ 337,296	¥ 373,435	¥ 400,115	$ 3,726
Tobacco	299,477	296,318	320,969	321,419	343,163	360,867	3,360
Pharmaceuticals	(790)	(3,105)	(8,519)	(5,110)	(4,426)	5,474	51
Foods	(490)	(2,660)	2,259	546	3,300	7,931	73
Others	16,093	20,033	19,617	19,674	30,674	26,810	251
Elimination/Corporate	842	1,459	(207)	767	724	(967)	(9)
Operating income (loss)	¥ 153,972	¥ 139,965	¥ 163,805	¥ 188,963	¥ 234,034	¥ 273,371	$ 2,546
Tobacco	181,520	165,923	192,114	213,342	238,409	259,665	2,418
Pharmaceuticals	(11,482)	(12,827)	(18,985)	(13,855)	(12,840)	1,855	17
Foods	(14,582)	(17,362)	(11,860)	(13,168)	(4,851)	1,948	18
Others	(1,764)	3,428	1,797	932	11,976	10,427	98
Elimination/Corporate	280	803	739	1,712	1,340	(524)	(5)

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Income statement data	Millions of yen			Millions of U.S. dollars
For years ended March 31	2003	2004	2005	2005
Net sales	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	$ 43,435
Cost of sales	3,569,394	3,684,013	3,713,725	34,581
Gross profit	922,870	941,138	950,789	8,854
Selling, general and administrative expenses	733,907	707,104	677,418	6,308
Operating income	188,963	234,034	273,371	2,546
Other expenses, net	(46,465)	(241,642)	(172,038)	(1,602)
Income (loss) before income taxes (benefit) and minority interest	142,498	(7,608)	101,333	944
Income taxes (benefit)	61,814	(4,813)	31,565	293
Income (loss) before minority interest	80,684	(2,795)	69,768	651
Minority interest	5,382	4,808	7,184	68
Net income (loss)	¥ 75,302	¥ (7,603)	¥ 62,584	$ 583

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net sales

Net sales for the year ended March 31, 2005 increased 0.9% to ¥4,664.5 billion, due primarily to increases in net sales from our tobacco business, pharmaceuticals business and foods business. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

○Tobacco business

Net sales for the year ended March 31, 2005 increased 1.1% to ¥4,284.2 billion from the previous fiscal year. We sold 430.7 billion cigarettes worldwide for the year ended March 31, 2005.

–Domestic tobacco business

Net sales for the domestic tobacco business comprises sales in Japan (including duty-free sales) of tobacco products manufactured by us in or outside Japan, products manufactured by foreign tobacco manufacturers for which we serve as wholesalers and sales for the China, Hong Kong and Macau markets, which are conducted by the China Division. Net sales for the domestic tobacco business were ¥3,494.2 billion, a decrease of 0.1% from net sales for the previous fiscal year (with net sales to China, Hong Kong and Macau, which became part of the domestic tobacco business starting in the year ended March 31, 2004, included from the year ended March 31, 2004). The sales volume of tobacco products in Japan decreased 2.3% or 5.1 billion cigarettes, to 213.2 billion cigarettes from the previous fiscal year. Net sales from the domestic tobacco business were almost flat despite the drop in the sales volume of tobacco products in Japan. This was mainly due to the tobacco retail price increases instituted to reflect the increase in tobacco excise taxes in July 2003, and the increase in the average unit price resulting from aggressive introduction of premium new products. The decline in sales volume was mainly due to a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society.

–International tobacco business

Net sales from the international tobacco business were ¥790.0 billion, an increase of 6.9% or ¥51.3 billion from the previous fiscal year. This increase in net sales reflected a shift toward higher-priced products, including our global flagship brands (Camel, Winston, Mild Seven and Salem) despite decreases in sales volume in some markets due to the imposition of higher excise taxes and retail price increases. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into Japanese yen using the 12-month average rate. Due to the weakness of the U.S. dollar, net sales increased more than 6.9% in U.S. dollar terms but the strengthening of the Japanese yen against the U.S. dollar reduced the size of the net sales increase when these U.S. dollar amounts were translated into Japanese yen. The average rates of exchange between the Japanese yen and U.S. dollar used for the translation were ¥116.00 to $1.00 for the year ended March 31, 2004 and ¥108.23 to $1.00 for the year ended March 31, 2005.

○Pharmaceuticals business

Net sales in the pharmaceuticals business increased 12.6% to ¥57.7 billion for the year ended March 31, 2005 from the previous fiscal year. The increase was principally because of an increase in one-time income as a result of the licensing of "JTT-705," a hyperlipidemia remedy, to Roche exceeding decreases in royalties from our anti-HIV viral drug Viracept and in net sales of our Torii Pharmaceutical Co., Ltd. subsidiary.

○Foods business

Net sales from the foods business increased ¥15.2 billion, or 6.1%, to ¥265.4 billion from the previous fiscal year as a result of the expansion of scale in the processed foods business and the expansion of beverage vending machine sales channels which exceeded the

decrease in the unprofitable sales channels in the beverage business. The increase in net sales for the processed foods business to ¥87.9 billion was due mainly to an increase in frozen foods and a recent expansion of our chilled foods business including the full year consolidation effect of newly consolidated subsidiaries. The increase in net sales for our beverages business to ¥177.5 billion reflected an increase in volume sold through vending machines, resulting from an expansion of vending machine sales channels. The increase in net sales for the beverage business was partially offset by a decline in sales volume through the wholesale channels.

○**Others**

Net sales from other businesses decreased ¥29.6 billion, or 34.1%, to ¥57.3 billion, due primarily to the absence of the sale of real estate in the Shinagawa development project in Tokyo for the previous fiscal year and sales of the printing business in April 2004.

Cost of sales

For the year ended March 31, 2005, cost of sales increased ¥29.7 billion, or 0.8%, to ¥3,713.7 billion from the previous fiscal year, principally as a result of the increase in tobacco excise taxes. In addition, cost of sales increased as a result of the recent expansion of our chilled food business through acquisitions and a leaf tobacco reappraisal loss. The increase was slightly offset by decreased sales volume and cost reduction measures in our domestic tobacco operations.

Selling, general and administrative expenses

For the year ended March 31, 2005, selling, general and administrative expenses decreased ¥29.7 billion, or 4.2%, to ¥677.4 billion from the previous fiscal year. The decrease was due primarily to a decrease of ¥21.4 billion in personnel expenses resulting mainly from the decrease in employees' bonuses. The decrease also reflected a termination in amortization charges related to the acquisition of shares of Torii Pharmaceutical Co., Ltd. in 1998. Other factors contributing to the decrease included a decline in advertising and sales promotion expenses as well as a decrease in research and development expenses in our pharmaceuticals business.

Operating income

As a result of the foregoing factors, operating income increased ¥39.3 billion, or 16.8%, to ¥273.4 billion. Operating income by business segment was as follows:

○**Tobacco business**

Operating income in the tobacco business for the year ended March 31, 2005 increased ¥21.3 billion, or 8.9%, to ¥259.7 billion from the previous fiscal year. In addition to the decrease in the selling, general and administrative expenses described above, the increase reflected our continued cost reduction measures in the domestic tobacco business, an increase in the average unit price of cigarettes sold in Japan excluding taxes and the steady shift toward higher-priced products, including our global flagship brands in the international tobacco business.

○**Pharmaceuticals business**

For the year ended March 31, 2005, operating income increased ¥14.7 billion to ¥1.9 billion from the previous fiscal year, when operating loss was ¥12.8 billion. This was due primarily to an increase in one-time income resulting from the licensing of "JTT-705," a termination in amortization charges related to the acquisition of shares of Torii Pharmaceutical Co., Ltd. for the previous fiscal year, and a decrease in research and development expenses.

○**Foods business**

For the year ended March 31, 2005, we recorded operating income of ¥1.9 billion, an increase of ¥6.8 billion from the operating loss of ¥4.9 billion for the previous fiscal year. The increase in operating income was due to an improvement in margins resulting from business expansion and more efficient use of sales and marketing expenses.

○**Others**

For the year ended March 31, 2005, operating income decreased ¥1.5 billion to ¥10.4 billion from the previous fiscal year. The decrease in operating income is attributable primarily to the decrease in income from the real estate business.

Other expenses, net

Other expenses, net, decreased to ¥172.0 billion, a decrease of ¥69.6 billion for the year ended March 31, 2005 from ¥241.6 billion for the previous fiscal year. The decrease in other expenses, net, was primarily due to a capital gain from sales of beneficial interests in a real estate trust to Frontier Real Estate Investment Corporation and the absence of a one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses of ¥185.1 billion for the previous fiscal year. The impact of the decline in other expenses, net, was offset by an increase in business restructuring costs including additional retirement benefits relating to a voluntary retirement program.

Income (loss) before income taxes and minority interests

As a result of the foregoing factors, we recorded an income of ¥101.3 billion in the year ended March 31, 2005, as compared to loss before income taxes and minority interests of ¥7.6 billion for the previous fiscal year.

Income taxes (benefit)

Income taxes for the year ended March 31, 2005 were ¥31.6 billion, compared to an income tax benefit of ¥4.8 billion for the previous fiscal year. For the year ended March 31, 2005, the actual effective tax rate was 31.1%.

Income (loss) before minority interests

Income before minority interests was ¥69.8 billion for the year ended March 31, 2005, compared to the ¥2.8 billion in loss before minority interests for the previous fiscal year. Minority interests increased to ¥7.2 billion for the year ended March 31, 2005 from ¥4.8 billion for the previous fiscal year.

Net income (loss)

As a result of the foregoing factors, we recorded a net income of ¥62.6 billion for the year ended March 31, 2005, compared to net loss of ¥7.6 billion for the previous fiscal year.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net sales

Net sales for the year ended March 31, 2004 increased 3.0% to ¥4,625.2 billion, due primarily to increases in net sales from our tobacco business, foods business, and other businesses. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

○**Tobacco business**

Net sales for the year ended March 31, 2004 increased 2.5% to ¥4,236.9 billion from the previous fiscal year. We sold 423.5 billion cigarettes worldwide for the year ended March 31, 2004.

−Domestic tobacco business

Net sales for the domestic tobacco business comprises sales in Japan (including duty-free sales) of tobacco products manufactured by us in or outside Japan, products manufactured by foreign tobacco manufacturers for which we serve as wholesalers and sales for the China, Hong Kong and Macau markets, which are conducted by the China Division. Net sales for the domestic tobacco business were ¥3,498.2 billion, an increase of 1.6% or ¥55.1 billion, from net sales for the previous fiscal year (with net sales to China, Hong Kong and Macau, which became part of the domestic tobacco business starting in the year ended March 31, 2004, included only for that year). Net sales from the domestic tobacco business increased despite the drop in the sales volume of tobacco products in Japan. The decline in sales volume was mainly due to the negative impact on demand for tobacco products of the tobacco retail price increases instituted to reflect the increase in tobacco excise taxes in July 2003, and reduced demand attributed to a deflationary environment and a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society. The impact of the decline in sales volume was offset by an increase in the average unit price resulting from retail price increases in Japan for most brands and also by the inclusion of net sales to China, Hong Kong and Macau as part of the domestic tobacco business starting in the year ended March 31, 2004.

−International tobacco business

Net sales from the international tobacco business were ¥738.7 billion, an increase of 6.8% or ¥47.3 billion from the previous fiscal year (with net sales to China, Hong Kong and Macau, which ceased to be part of the international tobacco business starting in the year ended March 31, 2004, excluded from that year). This increase in net sales reflected a shift toward higher-priced products, including our global flagship brands (Camel, Winston, Mild Seven and Salem) despite decreases in overall sales volume as well as the imposition of higher excise taxes. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into Japanese yen using the 12-month average rate. Due to the weakness of the U.S. dollar, net sales increased in U.S. dollar terms, but the strengthening of the Japanese yen against the U.S. dollar reduced the size of the net sales increase when these U.S. dollar amounts were translated into Japanese yen. The average rates of exchange between the Japanese yen and U.S. dollar used for the translation were ¥125.18 to $1.00 for the year ended March 31, 2003 and ¥116.00 to $1.00 for the year ended March 31, 2004.

○**Pharmaceuticals business**

Net sales in the pharmaceuticals business declined 5.0% to ¥51.2 billion for the year ended March 31, 2004 from the previous fiscal year. This was due principally to a decrease in royalties from our anti-HIV viral drug Viracept and a decrease in net sales by our Torii Pharmaceutical Co., Ltd. subsidiary.

○**Foods business**

Net sales from the foods business increased ¥17.7 billion, or 7.6%, to ¥250.1 billion from the previous fiscal year as a result of increased net sales for both our processed foods business and our beverages business. The increase in net sales for the processed foods business to ¥73.6 billion was due mainly to recent expansion of our chilled foods business through acquisitions, the addition of newly consolidated subsidiaries and the inclusion of 12 months of net sales of Saint-Germain, which we acquired in May 2002, compared to the 10 months included in the previous fiscal year. The increase in net sales for our beverages business to ¥176.5 billion reflected an increase in volume sold through vending machines, resulting from an expansion of vending machine sales channels, and the effect of newly consolidated subsidiaries. These increases offset the decline in sales volume through the wholesale channels.

○**Others**

Net sales from other businesses increased ¥15.4 billion, or 21.5%, to ¥86.9 billion, due primarily to the sale of real estate in the Shinagawa development project in Tokyo and from rental revenue from properties put in operation in October 2002 in the same Shinagawa development project. The increase was offset in part by the withdrawal from agribusiness operations in June 2003.

Cost of sales

For the year ended March 31, 2004, cost of sales increased ¥114.6 billion, or 3.2%, to ¥3,684.0 billion, from the previous fiscal year, principally as a result of the increase in tobacco excise taxes. In addition, cost of sales increased as a result of the sale of real estate in Shinagawa, the recent expansion of our chilled food business through acquisitions and the inclusion of the 12 months of results of Saint-Germain compared to the inclusion of 10 months of results for the previous fiscal year. The increase was slightly offset by decreased sales volume and cost reduction measures in our domestic tobacco operations.

Selling, general and administrative expenses

For the year ended March 31, 2004, selling, general and administrative expenses decreased ¥26.8 billion, or 3.7%, to ¥707.1 billion from the previous fiscal year. The decrease was due primarily to a decrease of ¥16.8 billion in personnel expenses resulting from the change in the accounting policy for the obligations under the Public Official Mutual Assistance Association Law, as our reimbursements to the Social Insurance Agency are not treated as an expense beginning with the year ended March 31, 2004. The decrease also reflected a decrease in amortization charges related to the acquisition of Japan Beverage in 1998 and the full one-time amortization of goodwill in Saint-Germain for the previous fiscal year. Other factors contributing to the decrease included a decline in sales promotion and advertising expenses at Japan Tobacco Inc., as well as a decrease in research and development expenses in our pharmaceuticals business.

Operating income

As a result of the foregoing factors, operating income increased ¥45.1 billion, or 23.9%, to ¥234.0 billion. Operating income by business segment was as follows:

○Tobacco business

Operating income in the tobacco business for the year ended March 31, 2004 increased ¥25.1 billion, or 11.7%, to ¥238.4 billion from the previous fiscal year. In addition to the decrease in the selling, general and administrative expenses described above, the increase reflected our continued cost reduction measures in the domestic tobacco business, an increase in the average net sales price of cigarettes sold in Japan excluding taxes and the steady growth in the international tobacco business.

○Pharmaceuticals business

For the year ended March 31, 2004, operating loss decreased ¥1.0 billion, or 7.3%, to ¥12.8 billion from the previous fiscal year. The decrease in operating loss was due primarily to a decrease in research and development expenses.

○Foods business

For the year ended March 31, 2004, operating loss decreased ¥8.3 billion, or 63.2%, to ¥4.8 billion from the previous fiscal year. The decrease in operating loss was due to an increase in net sales, more efficient use of sales and marketing expenses and a decrease of goodwill amortization expenses relating to our food business subsidiaries.

○Others

For the year ended March 31, 2004, operating income increased ¥11.0 billion to ¥12.0 billion from the previous fiscal year. The increase in operating income is attributable primarily to the sale of real estate in the Shinagawa development project.

Other expenses, net

Other expenses, net, increased to ¥241.6 billion, an increase of ¥195.2 billion for the year ended March 31, 2004 from ¥46.5 billion for the previous fiscal year. The increase in other expenses, net, was primarily due to a one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses of ¥185.1 billion. The increase also reflected a ¥29.4 billion increase in business restructuring costs primarily relating to the provision for an early retirement benefit to employees during the current fiscal year, which were recorded as other accounts payable and other non-current liabilities, as well as the accelerated depreciation charge for property, plant and equipment relating to eleven domestic tobacco plants, four of which were closed in the year ended March 31, 2004 and seven of which are to be closed in the current fiscal year.

Income (loss) before income taxes and minority interests

As a result of the foregoing factors, we recorded a loss of ¥7.6 billion in the year ended March 31, 2004, as compared to income before income taxes and minority interests of ¥142.5 billion for the previous fiscal year.

Income taxes (benefit)

Income taxes for the year ended March 31, 2004 were an income tax benefit of ¥4.8 billion, compared to an income tax expense of ¥61.8 billion for the previous fiscal year, due to the recognition of deferred income tax assets substantially attributable to the income tax effect of the one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses.

Income (loss) before minority interests

Loss before minority interests was ¥2.8 billion for the year ended March 31, 2004, compared to the ¥80.7 billion in income before minority interests for the previous fiscal year. Minority interests decreased to ¥4.8 billion for the year ended March 31, 2004 from ¥5.4 billion for the previous fiscal year.

Net income (loss)

As a result of the foregoing factors, we recorded a net loss of ¥7.6 billion for the year ended March 31, 2004, compared to net income of ¥75.3 billion for the previous fiscal year.

Liquidity and Capital Resources

In our financial management, we strive to maintain a stable financial base in which capital expenditures, strategic acquisitions and investments, and research and development activities can be conducted in a cost-efficient and effective manner to grow our businesses without being affected by short-term fluctuations of revenues. We derive the funds we require to meet our capital requirements principally from cash flow provided by operations, borrowings from financial institutions and issuances of long-term debt securities.

Cash Flows

–Overview

As of March 31, 2005 and March 31, 2004, cash and cash equivalents totaled ¥829.1 billion and ¥601.7 billion, respectively.

The following table presents information about our cash flows for the years ended March 31, 2003, 2004 and 2005:

	Millions of yen			Millions of U.S. dollars
Years ended March 31	2003	2004	2005	2005
Net cash provided by operating activities	¥ 258,057	¥ 334,501	¥ 250,840	$ 2,336
Net cash used in investing activities	(74,877)	(228,620)	176,914	1,647
Net cash used in financing activities	(111,968)	(109,335)	(202,196)	(1,883)
Effect of exchange rate changes and other	(3,071)	2,470	1,868	17
Net increase (decrease) in cash and cash equivalents	68,141	(984)	227,426	2,117
Cash and cash equivalents at beginning of the period	534,504	602,645	601,661	5,603
Cash and cash equivalents at end of the period	¥ 602,645	¥ 601,661	¥ 829,087	$ 7,720

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net cash provided by operating activities was ¥250.8 billion for the year ended March 31, 2005, compared to ¥334.5 billion for the year ended March 31, 2004. Net cash provided by operating activities was primarily due to an increase in cash generated by our tobacco business operations. Net cash provided by operating activities decreased primarily due to an increase in accrued tobacco excise taxes during the previous fiscal year, as a result of the tobacco excise tax increase which took effect in July 2003.

Net cash used in investing activities was ¥228.6 billion for the year ended March 31, 2004, but net cash of ¥176.9 billion was provided by investing activities for the year ended March 31, 2005. This was primarily due to a conversion of short-term financial assets maturing over three months into cash and cash equivalents through redemption, and a sale of beneficial interest in real estate trust to Frontier Real Estate Investment Corporation.

Net cash used in financing activities was ¥202.2 billion for the year ended March 31, 2005, compared to ¥109.3 billion for the year ended March 31, 2004. The increase in net cash used in financing activities was primarily due to a redemption of long-term debt.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net cash provided by operating activities was ¥334.5 billion for the year ended March 31, 2004 compared to ¥258.1 billion for the year ended March 31, 2003. The increase in net cash provided by operating activities was primarily due to an increase in cash generated by our tobacco business operations and a decrease in payment of unpaid retirement payables, reflecting the absence of payments under an early retirement program that was implemented in the previous fiscal year. Our operating activities provided net cash, despite our loss before income taxes and minority interests, primarily because the largest contributor to the loss was the one-time non-operating charge of ¥185.1 billion in connection with a charge in our accounting policy with respect to the Public Official Mutual Assistance Association Law. This charge did not have any impact on our net cash provided by operating activities.

Net cash used in investing activities was ¥228.6 billion for the year ended March 31, 2004 compared to ¥74.9 billion for the year ended March 31, 2003. This increase in cash used in investing activities was primarily due to a significant increase in purchases of short-term investments, principally in the form of certificates of deposit of a term longer than three months. This increase was offset by an increase in proceeds from sales and redemption of short-term investments and a decrease in cash used for purchase of property, plant and equipment.

Net cash used in financing activities was ¥109.3 billion for the year ended March 31, 2004 compared to ¥112.0 billion for the year ended March 31, 2003. The decrease in net cash used in financing activities was primarily due to a net increase in short-term bank loans and decreased repayments of long-term borrowings, which was offset by an increase in cash used for share repurchases and dividend payments.

Liquidity and Capital Requirements

Our principal capital and liquidity needs have been for capital expenditures, working capital, strategic acquisitions and investments, repayments of borrowings and payments of interest and funds for payments of dividends and income taxes.

○Capital expenditures

Capital expenditures include purchases of property, plant and equipment, as well as trademarks and other assets related to tangible and intangible assets needed to enhance the productivity of our factories and other facilities, strengthen our competitiveness, and promote businesses in various fields.

The following table shows capital expenditures for the years ended March 31, 2003, 2004 and 2005.

	Millions of yen			Millions of U.S. dollars
Years ended March 31	2003	2004	2005	2005
Capital expenditures	¥ 109,179	¥ 90,870	¥ 85,109	$ 793

For the year ended March 31, 2005, we invested ¥85.1 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥65.3 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceuticals business, we invested ¥3.1 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥7.4 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥10.6 billion in capital expenditures principally for sales facility and office equipment.

For the year ended March 31, 2004, we invested ¥90.9 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥60.6 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceuticals business, we invested ¥2.6 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥9.1 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥18.1 billion in capital expenditures principally for real estate development projects.

For the year ended March 31, 2003, we invested ¥109.2 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥61.0 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceuticals business, we invested ¥1.2 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥7.3 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥38.8 billion in capital expenditures principally for real estate development projects.

For the year ending March 31, 2006, we plan to spend approximately ¥109.0 billion on capital expenditures. We plan to spend approximately ¥82.0 billion for machines for faster production of cigarettes, approximately ¥2.0 billion for pharmaceutical research and development facilities, approximately ¥5.0 billion for foods production facilities and approximately ¥20.0 billion for other businesses, including real estate development.

○Working capital

Our principal working capital requirements are for the purchase of raw materials, including leaf tobacco and other inventory items, salaries and wages, selling expenses, advertising and promotion expenses, taxes and research and development.

○Strategic acquisitions and investments

From time to time, we invest in or acquire companies that we believe have the potential to help us diversify our sources of cash flow or improve our profitability. In recent years, we have made a number of significant acquisitions, such as the acquisition of the non-U.S. tobacco operations of RJR Nabisco Inc. in 1999.

○Dividends

We also require sufficient liquidity to make our scheduled dividend payments. In accordance with our basic dividend policy, we are aiming to provide competitive level of returns to shareholders in the capital market through optimal allocation of the cash flow in accordance with our consolidated financial results in each period. Taking this into account, we intend to increase the dividend level on a continual basis, in consideration of the accomplishment of our mid-term growth strategies and the outlook of the company's consolidated financial results.

○**Stock repurchases**

Any repurchases of our own shares also require cash outlays. Repurchases of up to 100,000 shares for up to ¥75 billion were approved at our ordinary general meeting of shareholders on June 25, 2003. On October 9, 2003, we repurchased 45,800 shares of our common stock. In addition, to permit flexible implementation of stock repurchases, we amended the articles of incorporation at the general shareholders' meeting held on June 24, 2004 to enable share repurchases based on a resolution of the Board of Directors. Based on this amendment, we repurchased 38,184 shares of common stock by March 24, 2005. We may hold the repurchased shares as treasury stock or cancel, dispose of or utilize for any purpose any repurchased treasury stock. Stock repurchases provide our management with an additional option to increase flexibility and speed in capital management to meet the needs of a rapidly changing business environment. We will consider the timing, scale and manner of any further repurchases based upon business needs and market trends.

Capital Resources

We have historically had, and expect to continue to have, significant cash flow from operating activities. Cash from operating activities was ¥250.8 billion for the year ended March 31, 2005 and ¥334.5 billion for the year ended March 31, 2004. We expect to continue to cover capital expenditures and repayment of debt from cash generated by operating activities. For significant capital requirements relating to strategic acquisitions and investments, such as our acquisition of the non-U.S. tobacco operations of RJR Nabisco Inc. in 1999, we also sometimes utilize debt financing, primarily borrowings from financial institutions and issuances of debt securities. See "Long-term and Short-term Debt" below.

Equity financing is subject to the approval of the Minister of Finance under the Japan Tobacco Inc. Law. Revisions to the Japan Tobacco Inc. Law effective April 19, 2002 give us the flexibility to issue new equity shares with approval by the Minister of Finance so long as the Japanese government continues to hold more than one-third of our issued shares. We may choose to raise capital through equity issuances in the future, which would have the effect of diluting existing shareholders' interests.

Long-term and Short-term Debt

○**Long-term debt**

Our long-term liabilities consist mainly of long-term debt and liabilities for retirement benefits. At March 31, 2005, long-term debt was ¥203.8 billion, of which ¥150.0 billion was in the form of bonds. The remaining long-term debt (including current portion) consisted of loans from banks and life insurance companies. Annual interest rates applicable to yen denominated long-term bank loans outstanding at March 31, 2005 and 2004 ranged from 0.84% to 5.10% and 0.68% to 5.50%, respectively. Annual interest rates ranged from 5.80% to 8.24% for long-term loans denominated in other currencies outstanding at March 31, 2005, and ranged from 4.36% to 8.24% at March 31, 2004.

Annual maturities of long-term debt (including current portion) at March 31, 2005 were as follows:

Years ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥ 18,812	$ 175
2007	20,943	195
2008	10,765	100
2009	732	7
2010	150,619	1,403
2011 and thereafter	1,960	17
Total	¥ 203,831	$ 1,897

As of March 31, 2005, our long-term debt was rated as AA- by Standard & Poor's Ratings Services and Aa3 by Moody's Investors Service, Inc. These ratings are some of the highest ratings among international tobacco companies. By maintaining high credit ratings, we expect to be able to finance large sums of capital at relatively low costs from third parties from time to time. The ability to maintain high ratings is influenced by a number of factors such as developments in the principal markets in which we conduct our business and the success of our business strategies, as well as some elements beyond our control such as general economic trends in Japan. The ratings are not recommendations to purchase, sell or possess the shares. The ratings could be withdrawn or modified at any time. Each rating should be evaluated distinctly from other ratings.

Under the Japan Tobacco Inc. Law, bonds issued by Japan Tobacco Inc. are secured by a statutory preferential right over the property of Japan Tobacco Inc. This right gives bondholders preference to unsecured creditors in seeking repayment, with the exception of national and local taxes and other statutory obligations.

In September 2002, in order to diversify our capital resources and enhance our debt financing capability, we established a medium term note program in the euro market allowing us to issue up to $5 billion. We may issue notes under this program, from time to time, with board approval.

○**Short-term debt**

We also use banks and other financial institutions for short-term loans. Short-term loans were ¥26.9 billion at March 31, 2005 and ¥27.6 billion at March 31, 2004, including foreign currency denominated loans of ¥25.6 billion and ¥20.0 billion, respectively. Annual interest rates applicable to yen denominated short-term bank loans

outstanding at March 31, 2005 ranged from 0.46% to 1.50%, and from 0.45% to 1.50% at March 31, 2004. Annual interest rates ranged from 3.10% to 9.30% for short-term loans denominated in other currencies outstanding at March 31, 2005 and from 1.59% to 9.30% at March 31, 2004. These borrowings have terms ranging from three months to 12 months.

We have paid down a significant amount of the debt assumed through the acquisition of the non-U.S. tobacco operations of RJR Nabisco Inc. and have improved borrowing terms by leveraging our credit rating and creditworthiness. From May 12, 1999, the date of the acquisition, to December 31, 2004, JT International's total short-term and long-term debt decreased from approximately ¥56.0 billion to approximately ¥200 million.

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank. We have never been requested to provide such collateral.

Derivative Transactions

We are exposed to market risks principally from changes in interest rates, foreign exchange rates and equity and debt security prices. Our interest rate risk exposures primarily relate to financing activities. Our foreign currency exposures relate to buying, selling and financing in currencies other than the local currencies in which we operate. In order to reduce foreign exchange rate risk and interest rate risk, we use derivative financial instruments that include interest rate swaps, forward exchange contracts, currency swaps and option contracts. We do not hedge against price fluctuations of debt and equity securities.

We have risk management policies and procedures designated to mitigate the risks arising from exposures from the use of derivative financial instruments. We utilize derivatives solely for risk management purposes, and no derivatives are held or issued for trading purposes. As part of our risk management procedures, we identify the specific risks and transactions to be hedged and the appropriate hedging instruments to be used to reduce the risk, and then assess the correlation between the hedged risks and the hedging instruments. The effectiveness of our hedging activities is assessed in accordance with our risk management policies and practice manual for hedging transactions.

We are also exposed to credit-related risks in the event of non-performance by counterparties to derivative financial instruments. However, we strive to mitigate this risk by limiting counterparties to international financial institutions with high credit ratings with regard to which we believe there is no significant risk of default.

We use interest rate swaps for the purpose of managing interest rate risk relating to financing activities. The interest rate swap agreements which qualify for hedge accounting under Japanese GAAP and meet specific matching criteria are not measured at market value, but the differential to be paid or received under the swap agreements is accrued and included in interest expenses.

We use foreign exchange forward contracts and currency swap and option contracts for the purpose of managing the risk of fluctuations in foreign exchange rates on our borrowings, bonds and forecasted transactions in foreign currencies. Hedging contracts outstanding as of March 31, 2005 and March 31, 2004 held by Japan Tobacco Inc. and domestic subsidiaries qualify for hedge accounting. Therefore, gains or losses arising from change in value of these contracts are deferred and recognized in the period in which corresponding losses or gains from transactions being hedged by such contracts are recognized. We do not use hedge accounting for hedging contracts associated with our international tobacco operations and therefore recognize changes in value in derivative foreign exchange instruments currently in earnings. This could result in a gain or loss from fluctuations in exchange rates related to a derivative contract being recognized in a period which may be different from the gain or loss recognized from the underlying forecasted transaction.

For information about the contract or notional principal amount of foreign currency forward contracts and currency option contracts outstanding as at March 31, 2005 and 2004 that did not qualify for hedge accounting, please see Note 16 to the audited consolidated financial statements included in this annual report.

Consolidated Balance Sheets

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2004 and 2005

Assets	Millions of yen 2004	Millions of yen 2005	Millions of U.S. dollars (Note 2) 2005
Current assets:			
Cash and cash equivalents	¥ 601,661	¥ 829,087	$ 7,720
Short-term investments (Note 4)	196,831	34,556	322
Trade notes and accounts receivable	128,539	126,067	1,174
Inventories (Note 5)	456,501	432,827	4,030
Other current assets (Note 7)	97,102	83,903	781
Allowance for doubtful accounts	(2,785)	(1,992)	(18)
Total current assets	1,477,849	1,504,448	14,009
Property, plant and equipment (Note 6):			
Land	179,368	170,947	1,592
Buildings and structures	699,744	628,149	5,849
Machinery, equipment and vehicles	508,306	503,175	4,685
Tools	235,453	222,550	2,072
Construction in progress	37,465	20,402	190
Total	1,660,336	1,545,223	14,388
Accumulated depreciation	(952,115)	(905,568)	(8,432)
Net property, plant and equipment	708,221	639,655	5,956
Investments and other assets:			
Investment securities (Note 4)	68,531	74,840	697
Investments in and advances to unconsolidated subsidiaries and associated companies	6,005	3,812	35
Trademarks	245,599	211,524	1,970
Goodwill	331,581	321,414	2,993
Deferred tax assets (Note 7)	121,548	151,875	1,414
Other assets	76,200	80,131	746
Allowance for doubtful accounts	(4,924)	(5,003)	(46)
Allowance for loss on investments	(1,526)	(640)	(6)
Total investments and other assets	843,014	837,953	7,803
Total	¥ 3,029,084	¥ 2,982,056	$ 27,768

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2004	Millions of yen 2005	Millions of U.S. dollars (Note 2) 2005
Current liabilities:			
Short-term bank loans (Note 6)	¥ 27,593	¥ 26,885	$ 250
Current portion of long-term debt (Note 6)	145,116	18,812	175
Tobacco excise taxes payable (Note 8)	198,721	188,955	1,760
Trade notes and accounts payable	111,678	111,299	1,036
Other accounts payable (Note 9)	93,914	236,524	2,203
Income taxes payable (Note 7)	41,434	41,894	390
Accrued employees' bonuses	36,068	30,309	282
Consumption taxes payable	37,393	27,705	258
Other current liabilities (Note 7)	64,795	59,956	559
Total current liabilities	756,712	742,339	6,913
Non-current liabilities:			
Long-term debt (Note 6)	208,494	185,019	1,722
Liabilities for retirement benefits (Note 9)	384,119	289,016	2,691
Deferred tax liabilities (Note 7)	44,260	44,246	412
Non-current other accounts payable (Note 9)	15,961	138,206	1,287
Other non-current liabilities	57,776	31,430	293
Total non-current liabilities	710,610	687,917	6,405
Minority interests	53,825	53,596	499
Commitments and contingent liabilities (Note 13)			
Shareholders' equity (Notes 10 and 17):			
Common stock - authorized, 8,000,000 shares;			
Issued, 2,000,000 shares	100,000	100,000	931
Capital surplus	736,400	736,400	6,857
Retained earnings	763,770	805,927	7,505
Unrealized gain on available-for-sale securities	14,186	16,888	157
Foreign currency translation adjustments	(71,840)	(86,433)	(805)
Total	1,542,516	1,572,782	14,645
Treasury stock, at cost - 83,984 shares in 2005	(34,579)	(74,578)	(694)
Total shareholders' equity	1,507,937	1,498,204	13,951
Total	¥ 3,029,084	¥ 2,982,056	$ 27,768

Consolidated Statements of Operations

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003, 2004 and 2005

	Millions of yen			Millions of U.S. dollars (Note 2)
	2003	2004	2005	2005
Net sales	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	$ 43,435
Cost of sales (Note 8)	3,569,394	3,684,013	3,713,725	34,581
Gross profit	922,870	941,138	950,789	8.854
Selling, general and administrative expenses (Notes 11)	733,907	707,104	677,418	6,308
Operating income	188,963	234,034	273,371	2,546
Other income (expenses):				
Interest and dividend income	3,742	3,243	3,316	31
Gain on disposition of property, plant and equipment-net (Note 14)	2,967	1,464	57,458	535
Interest expense (Note 6)	(8,553)	(8,143)	(5,147)	(48)
Charge for recognition of obligations under the Public Official Mutual Assistance Association Law (Note 3(o))	–	(185,095)	—	—
Business restructuring costs (Note 9 and 14)	(11,414)	(40,819)	(224,848)	(2,094)
Other-net (Note 14)	(33,207)	(12,292)	(2,817)	(26)
Other expenses-net	(46,465)	(241,642)	(172,038)	(1,602)
Income (Loss) Before Income Taxes and Minority Interests	142,498	(7,608)	101,333	944
Income taxes (Note 7):				
Current	60,006	67,488	70,071	652
Deferred	1,808	(72,301)	(38,506)	(359)
Total income taxes	61,814	(4,813)	31,565	293
Income (Loss) Before Minority Interests	80,684	(2,795)	69,768	651
Minority interests	5,382	4,808	7,184	68
Net income (loss)	¥ 75,302	¥ (7,603)	¥ 62,584	$ 583

	Yen			U.S. dollars
	2003	2004	2005	2005
Amounts per share:				
Net income (loss)	¥ 37,528	¥ (3,967)	¥ 32,090	$ 299
Cash dividends applicable to the year	10,000	10,000	13,000	121

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003, 2004 and 2005

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury Stock
Balance, April 1, 2002	2,000	¥ 100,000	¥ 736,400	¥ 731,835	¥ 1,405	¥ 43,465	¥ –
Net income	–	–	–	75,302	–	–	–
Adjustments to retained earnings for change in scope of consolidation	–	–	–	219	–	–	–
Minimum pension liability adjustment of foreign consolidated subsidiaries	–	–	–	(1,172)	–	–	–
Appropriations:							
Cash dividends paid (¥8,000 per share)	–	–	–	(16,000)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(272)	–	–	–
Net increase in unrealized gain on available-for-sale securities	–	–	–	–	1,227	–	–
Net change in foreign currency translation adjustments	–	–	–	–	–	(49,755)	–
Balance, March 31, 2003	2,000	100,000	736,400	789,912	2,632	(6,290)	–
Net loss	–	–	–	(7,603)	–	–	–
Adjustments to retained earnings for change in scope of consolidation	–	–	–	3,714	–	–	–
Minimum pension liability adjustment of foreign consolidated subsidiaries	–	–	–	(6)	–	–	–
Appropriations:							
Cash dividends paid (¥11,000 per share)	–	–	–	(22,000)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(247)	–	–	–
Repurchase of common stock (45,800 shares)	–	–	–	–	–	–	(34,579)
Net increase in unrealized gain on available-for-sale securities	–	–	–	–	11,554	–	–
Net change in foreign currency translation adjustments	–	–	–	–	–	(65,550)	–
Balance, March 31, 2004	2,000	100,000	736,400	763,770	14,186	(71,840)	(34,579)
Net income	—	—	—	62,584	—	—	—
Adjustments to retained earnings for change in scope of consolidation	—	—	—	(637)	—	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	(9)	—	—	—
Appropriations:							
Cash dividends paid (¥10,000 per share)	—	—	—	(19,542)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(239)	—	—	—
Repurchase of common stock (38,184 shares)	—	—	—	—	—	—	(39,999)
Net increase in unrealized gain on available-for-sale securities	—	—	—	—	2,702	—	—
Net change in foreign currency translation adjustments	—	—	—	—	—	(14,593)	—
Balance, March 31, 2005	2,000	¥ 100,000	¥ 736,400	¥ 805,927	¥ 16,888	¥ (86,433)	¥ (74,578)

	Millions of U.S. dollars (Note 2)					
	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury Stock
Balance, March 31, 2004	$ 931	$ 6,857	$ 7,112	$ 132	$ (669)	$ (322)
Net income	—	—	583	—	—	—
Adjustments to retained earnings for change in scope of consolidation	—	—	(6)	—	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	(0)	—	—	—
Appropriations:						
Cash dividends paid ($93 per share)	—	—	(182)	—	—	—
Bonuses to directors and corporate auditors	—	—	(2)	—	—	—
Repurchase of common stock (38,184 shares)	—	—	—	—	—	(372)
Net increase in unrealized gain on available for- sale securities	—	—	—	25	—	—
Net change in foreign currency translation adjustments	—	—	—	—	(136)	—
Balance, March 31, 2005	$ 931	$ 6,857	$ 7,505	$ 157	$ (805)	$ (694)

Consolidated Statements of Cash Flows

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003, 2004 and 2005

	Millions of yen			Millions of U.S. dollars (Note 2)
	2003	2004	2005	2005
Operating Activities:				
Income (loss) before income taxes and minority interests	¥ 142,498	¥ (7,608)	¥ 101,333	$ 944
Adjustments for:				
Income taxes paid	(43,517)	(63,145)	(73,037)	(680)
Depreciation and amortization other than goodwill	136,534	133,228	125,862	1,172
Accelerated depreciation of property, plant and equipment	–	14,188	—	—
Amortization of goodwill	11,799	6,173	882	8
Gain on disposition of property, plant and equipment	(2,967)	(1,464)	(57,458)	(535)
Write-down of investment securities	11,108	460	362	3
Change in assets and liabilities:				
Decrease (increase) in trade notes and accounts receivable	(3,809)	7,101	(4,423)	(41)
Decrease in inventories	25,573	23,798	16,995	158
Increase (decrease) in tobacco excise taxes payable	3,751	18,747	(10,736)	(100)
Increase (decrease) in trade notes and accounts payable.	3,197	(1,877)	4,597	43
Increase (decrease) in other accounts payable	(31,802)	27,224	141,778	1,320
Increase (decrease) in liabilities for retirement benefits	1,390	147,153	(95,978)	(894)
Increase (decrease) in long-term guarantee deposit received	4,447	(530)	(26,224)	(244)
Increase (decrease) in non-current other accounts payable	(2,453)	14,234	122,244	1,138
Other – net	2,308	16,819	4,643	44
Total adjustments	115,559	342,109	149,507	1,392
Net cash provided by operating activities	258,057	334,501	250,840	2,336
Investing Activities:				
Purchases of short-term investments	(19,347)	(262,554)	(57,560)	(536)
Proceeds from sale and redemption of short-term investments	15,090	86,961	222,414	2,071
Purchases of investment securities	(1,623)	(226)	(7,671)	(71)
Proceeds from sale and redemption of investment securities	21,722	14,860	3,064	29
Purchases of property, plant and equipment	(104,311)	(84,214)	(71,997)	(670)
Proceeds from sale of property, plant and equipment	23,479	25,288	39,448	367
Proceeds from sale of beneficial interest in real estate trust	–	–	65,109	606
Purchases of trademarks and other assets	(4,881)	(4,982)	(7,964)	(74)
Purchases of shares of newly consolidated subsidiaries, net of cash acquired	(3,594)	(135)	—	—
Other – net	(1,412)	(3,618)	(7,929)	(75)
Net cash used in investing activities	(74,877)	(228,620)	176,914	1,647
Financing Activities:				
Net increase (decrease) in short-term bank loans	(14,674)	6,190	4,935	46
Proceeds from issuance of long-term debt	4,980	1,349	237	2
Repayments of long-term debt	(83,493)	(60,166)	(147,135)	(1,370)
Dividends paid	(16,000)	(22,000)	(19,542)	(182)
Dividends paid to minority shareholders	(1,961)	(1,788)	(1,827)	(17)
Repurchase of common stock	–	(34,579)	(39,999)	(372)
Other – net	(820)	1,659	1,135	10
Net cash used in financing activities	(111,968)	(109,335)	(202,196)	(1,883)
Cash and Cash Equivalents of Newly Consolidated Subsidiaries, Beginning of Year	239	6,860	—	—
Foreign Currency Translation Adjustments on Cash and Cash Equivalents	(3,310)	(4,390)	1,868	17
Net Increase (Decrease) in Cash and Cash Equivalents	68,141	(984)	227,426	2,117
Cash and Cash Equivalents, Beginning of Year	534,504	602,645	601,661	5,603
Cash and Cash Equivalents, End of Year	¥ 602,645	¥ 601,661	¥ 829,087	$ 7,720

Notes to Consolidated Financial Statements

Japan Tobacco Inc. and Consolidated Subsidiaries

1. Business

Japan Tobacco Inc. ("JT") is a joint stock corporation (*kabushikikaisha*) incorporated under the Commercial Code of Japan (the "Code") pursuant to the Japan Tobacco Inc. Law (the "JT Law"). JT is primarily engaged in the manufacture and sale of tobacco products in the domestic and international markets as one of the largest producers of tobacco products in the world. The total sales of cigarettes of JT and its consolidated subsidiaries (the "JT Group") in the fiscal year ended March 31, 2005 (excluding tobacco products purchased from overseas tobacco manufacturers and sold to retail stores through its logistic subsidiary, TS Network Co., Ltd. ("TS Network"), was 430.7 billion cigarettes (213.2 billion cigarettes (49.5%) in the domestic market; 5.1 billion cigarettes (1.2%) in the domestic duty-free market and the markets in China, Hong Kong, and Macao where JT operates in the tobacco business; and 212.4 billion cigarettes (49.3%) in other overseas markets).

In the domestic tobacco market, JT manufactures and sells its tobacco products to retail stores all over the country in accordance with the Tobacco Business Law. The Tobacco Business Law provides that (1) JT shall be the sole manufacturer of tobacco products in Japan and that (2) the maximum wholesale price of each tobacco product manufactured and sold and the retail price of every product sold in Japan, as well as any changes in these prices, shall be approved by the Minister of Finance. The products are transported from its factories to its distribution bases by its logistic subsidiary, JT Logistics Co., Ltd., and then distributed to the retail stores through TS Network which also purchases and sells tobacco products of foreign tobacco manufacturers to retail stores as wholesalers in the domestic market.

JT greatly expanded its international tobacco business through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. ("RJR Nabisco") on May 12, 1999. In connection with this acquisition, JT paid $5.0 billion to purchase the net assets of the non-U.S. tobacco operations of RJR Nabisco, which resulted in $3.5 billion of goodwill, and JT also acquired non-U.S. tobacco-related trademarks and intellectual property for $2.7 billion and other assets for $0.1 billion. The acquisition, totaling $7.8 billion, was financed by a syndicate loan of $5.0 billion, which was refinanced through domestic and foreign bond issues and long-term loans from banks and insurance companies, and $2.8 billion in cash. JT has repaid in full the long-term loans from banks and redeemed foreign bonds by July 2004. JT has been constantly repaying long-term loans from insurance companies. Domestic bonds are expected to be redeemed in June 2009. As a result of this acquisition, JT obtained expanded access to overseas markets, especially in Europe and Russia, and the rights in substantially all countries outside the United States to internationally recognized trademarks such as *Camel*, *Winston* and *Salem*, which currently comprise JT's global flagship brands along with *Mild Seven*, which JT developed. JT International S.A. ("JTISA") and other consolidated subsidiaries of JT International Holding B.V. ("JT International"), a wholly-owned subsidiary of JT, conduct the overseas tobacco business of the JT Group.

In addition, the newly acquired brands such as *Camel*, *Winston* and *Salem*, Mitsubishi Corporation ("Mitsubishi") (sale of those other than Okinawa Prefecture) and Kokuba-Gumi Co., Ltd. ("Kokuba") (sales in Okinawa) imported such products from JTISA to Japan, and sold them through TS Network (in Okinawa, through Kokuba). The JT Group terminated its contracts with Mitsubishi and Kokuba regarding import and distribution of these products in April 2005, and after that, JT imports, manufactures, and sells these products in Japan.

Since 1973, JT has manufactured and sold Marlboro brand cigarettes in Japan under a license arrangement with Philip Morris Products S.A. Upon the expiration of the license term in April 2005, JT terminated the production and sale of Marlboro brand cigarettes.

In addition to the tobacco business, the JT Group has diversified into and is developing other business segments in the areas of pharmaceuticals and foods primarily through acquisitions, investments and licensing arrangements.

In the pharmaceutical business, the JT Group focuses on the research and development of prescription drugs. In the domestic market, Torii Pharmaceuticals Co., Ltd., a majority of whose outstanding shares JT acquired for ¥42 billion in December 1998, manufactures and sells prescription drugs using its wide marketing network. In the overseas market, JT principally receives royalties from licensing arrangements of an anti-HIV drug.

In the food business, the JT Group principally manufactures and sells beverages and processed foods (frozen foods, seasonings and seasoned processed foods, bakery items and chilled foods) in the domestic market. As for chilled foods, the operation is mainly conducted through its subsidiary, Hans Continental Smallgoods Pty. Ltd., in Australia. JT's presence in this area was substantially expanded through the acquisition of a majority of the outstanding shares of Unimat Corporation, a nationwide operator of soft drink vending machines, since renamed Japan Beverage Inc., for ¥29 billion in April and September 1998. Additionally, JT acquired the food business of Asahi Kasei Corporation for ¥24 billion in July 1999.

According to the JT Law, JT shall obtain approval from the Minister of Finance for certain matters, such as (1) the issuance of new shares (as well as subscription rights for new shares (*shinkabuyoyakuken*) and bonds with subscription rights for new shares) and (2) the resolution of shareholders meetings for any amendments to the Articles of Incorporation and appropriations of retained earnings. According to JT's register of shareholders, 50.04% of JT's issued shares were held by the Minister of Finance at March 31, 2005. Pursuant to the JT Law, the Japanese government is required to hold more than one-half of JT's shares which were originally issued upon the establishment of JT in 1985. The JT Law also authorizes JT to issue new shares to the extent that the number of shares held by the Minister of Finance continues to account for more than one-third of the issued shares.

2. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Japan and in accordance with the provisions set forth in the Securities and Exchange Law of Japan and its related accounting regulations (collectively, the "Securities Law"), which are different in certain respects from application and disclosure requirements of accounting principles generally accepted in the United States of America ("U.S. GAAP") and International Financial Reporting Standards. In the case of most foreign consolidated subsidiaries, their financial statements are prepared in conformity with U.S. GAAP (see 3(m) Foreign Consolidated Subsidiaries)

and are included in the consolidated financial statements on that basis.

In preparing these consolidated financial statements certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information. Certain reclassifications of previously reported amounts have been made to conform with classifications for the year ended March 31, 2005.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JT is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107.39 to $1, the rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3. Summary of Significant Accounting Policies

a) Consolidation

The consolidated financial statements as of March 31, 2005 include the accounts of JT and its 160 significant (156 as of March 31, 2003 and 188 as of March 31, 2004) subsidiaries. The Company expanded the scope of its consolidation to include substantially all subsidiaries effective from the year ended March 31, 2004. During the year ended March 31, 2005, the number of subsidiaries decreased due to the mergers of subsidiaries within the consolidation scope, and also the sale of subsidiaries of which businesses were categorized as "Others" industry segment. Consolidation of the remaining unconsolidated subsidiaries would not have had a material effect on the accompanying consolidated financial statements. Most foreign consolidated subsidiaries have a December 31 fiscal year-end, which differs from the March 31 fiscal year-end of JT. Any necessary adjustments for the three-month period are made for consolidation purposes.

Investments in 10 companies (four as of March 31, 2003 and nine as of March 31, 2004) in which the Company owns 20% to 50% are accounted for by the equity method. The equity method is not applied to account for the investments in unconsolidated subsidiaries and the remaining associated companies, in which the Company owns 20% to 50%, since the effect on the accompanying consolidated financial statements would not have been material. Investments in the unconsolidated subsidiaries and the remaining associated companies are stated at cost (see (c) Securities).

All significant inter-company balances and transactions have been eliminated in consolidation. All material unrealized gains resulting from inter-company transactions have been eliminated.

The excess of the cost of the Company's investments in consolidated subsidiaries and associated companies accounted for by the equity method over its equity in or the fair value of the net assets purchased at the date of acquisition is recorded as goodwill. Goodwill except for goodwill arising from the acquired foreign subsidiaries of RJR Nabisco (see (m) Foreign Consolidated Subsidiaries) is amortized on a straight-line basis over five years. Such amortization expense is included in selling, general and administrative expenses; however, insignificant goodwill is charged to income when incurred.

b) Cash Equivalents

Cash equivalents are all short-term, highly liquid investments that are convertible to known amounts of cash and that have original maturities of three months or less.

c) Securities

The Company's securities are classified as held-to-maturity debt securities or available-for-sale securities, depending on management's holding intent. Held-to-maturity debt securities are reported at amortized cost. Available-for-sale marketable securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of available-for-sale marketable securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For significant impairment in value which is judged not to be recoverable, carrying amounts of securities are reduced to fair value, with a resulting charge to income. An allowance for loss on investments is recorded to provide for the loss on investments in unconsolidated subsidiaries and other companies accounted for by the cost method and is determined based on the respective financial condition of the investees.

d) Inventories

Inventories are stated principally at average cost. In addition, leaf tobacco held by JT is subject to devaluation (see Note 5).

In accordance with generally recognized practices, leaf tobacco is classified as a current asset, although part of such inventories, due to the duration of the aging process, ordinarily will not be put into production within one year.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Under certain conditions, such as exchanges of similar fixed assets, sales and purchases resulting from expropriation and acquisitions made with the benefit of a government subsidy, Japanese tax laws permit companies to defer the profit arising from such transactions by reducing the cost of the assets acquired or by providing a special reserve in shareholders' equity. The provision and the reversal of the special reserve are made through appropriation of retained earnings. The costs of the acquired assets resulting from expropriation for the years ended March 31, 2003, 2004 and 2005 were reduced by ¥27,038 million, ¥8,719 million and ¥17,396 million ($162 million), respectively. Government subsidies that reduced the recorded cost of acquired assets totaled ¥378 million for the year ended March 31, 2003.

Depreciation is generally computed using the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The useful lives of buildings and structures and machinery, equipment and vehicles are principally from 38 to 50 years and 8 years, respectively.

f) Intangible Assets

Trademarks are carried at cost less accumulated amortization, which is calculated by the straight-line method over 10 years.

g) Income Taxes

The provision for income taxes is computed based on the pretax

income or loss included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and tax operating loss and other credit carry-forwards. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences, tax operating loss and other credit carry-forwards. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

h) Liabilities for Retirement Benefits

(1) Employees' retirement benefits

JT has an unfunded severance indemnity plan and a cash balance pension plan (the "Pension Plans") as well as a defined contribution plan, which cover substantially all of its employees (including executive officers who are not directors). Its consolidated subsidiaries principally have unfunded severance indemnity plans and/or non-contributory defined pension plans. The Pension Plans and the subsidiaries' plans are stated based on actuarially estimated retirement benefit obligations, considering the estimated fair value of plan assets at each balance sheet date. Certain domestic subsidiaries apply a simplified method, under which retirement benefit obligations are recorded based on the amount required if all employees terminated their employment as of the balance sheet date. Contributions to the defined contribution plan are charged to expenses when they are paid or accrued.

Liabilities for retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at each balance sheet date.

(2) Obligations under the Public Official Mutual Assistance Association Law

As a formerly wholly government-owned company, JT is obligated by the Public Official Mutual Assistance Association Law to reimburse the Japanese government for pension expenses incurred each year by the government for former employees of Japan Tobacco and Salt Public Corporation, JT's predecessor entity, and others for their services during certain periods before July 1, 1956. Effective April 1, 2003, such obligations have been recognized as a liability at their present value using the actuarially determined computation method. Prior to April 1, 2003, they had been charged to expenses based on the annual cash payments in respect of claims for reimbursement invoiced to JT by the Social Insurance Agency (see (o) Accounting Change, (1) Change in accounting policies).

i) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deemed to have transferred ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

j) Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the year upon shareholders' approval.

k) Foreign Currency Transactions

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the rates prevailing at each balance sheet date and the resulting unrealized exchange gains or losses are recognized in current earnings. The exchange gains or losses from translation are recognized in the consolidated statements of operations to the extent that hedging derivative financial instruments for foreign currency transactions do not qualify for hedge accounting (see (l) Derivatives).

All assets and liabilities of foreign consolidated subsidiaries are translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. All revenue and expense accounts are translated at average exchange rates during each subsidiary's respective fiscal year. The resulting translation adjustments are reported as a separate component of shareholders' equity. Prior to April 1, 2002, revenue and expense accounts of foreign consolidated subsidiaries had been translated into Japanese yen at each subsidiary's year-end exchange rate (see (o) Accounting Change, (1) Change in accounting policies).

l) Derivatives

All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations. For derivatives which qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the corresponding hedged item is recognized in earnings.

JT's trade payables denominated in foreign currencies hedged by foreign exchange forward contracts and the 6.75% U.S. dollar bonds repaid in July 2004 hedged by a foreign currency swap agreement qualified for hedge accounting and were translated at the foreign exchange rate stipulated in the contracts.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

m) Foreign Consolidated Subsidiaries

JTISA and other foreign consolidated subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The significant accounting policies, which are different from JT's policies, are as follows:

(1) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or average cost.

(2) Property, plant and equipment

Depreciation of property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

(3) Goodwill and trademarks

Goodwill arising from the acquired foreign subsidiaries of RJR Nabisco and recorded at JT International is not subject to amortization but is rather required to be tested for impairment at least annually. Prior to January 1, 2002, goodwill had been amortized using the straight-line method over 40 years (see (o) Accounting Change, (2) The adoption of new accounting standards).

Trademarks are principally amortized using straight-line method over 40 years.

(4) Retirement benefit pension plans

If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The additional minimum liability is charged directly to retained earnings, if such amount exceeds unrecognized prior service cost, net of any tax benefits.

(5) Derivatives

All derivatives are used to hedge foreign exchange risk and are recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recorded in current earnings for each fiscal year.

n) Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding in each period, which was 2,000,000 shares for the years ended March 31, 2003 and 1,977,100 shares for the year ended March 31, 2004 and 1,942,901 shares for the year ended March 31, 2005. Diluted net income per share is not disclosed because there were no dilutive potential common shares that were outstanding during each of the three years in the period ended March 31, 2005.

Cash dividends per share presented in the consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

o) Accounting Change

(1) Change in accounting policies

Translation of Revenue and Expense Accounts of Foreign Consolidated Subsidiaries– Effective April 1, 2002, the Company changed its accounting policy for translating revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen to more appropriately present the results of operations of the foreign consolidated subsidiaries as their significance increased. Consequently, revenue and expense accounts of the foreign consolidated subsidiaries are now translated into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. Prior to April 1, 2002, they had been translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. As a result of this change, income before income taxes and minority interest for the year ended March 31, 2003, increased ¥968 million, as compared to the previous method. The effects of this accounting change on segment information are disclosed in Note 15, "Segment Information".

Accounting for the Obligations under the Public Official Mutual Assistance Association Law– Effective April 1, 2003, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. Its annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. The change in accounting policy recognized this liability as part of the liabilities for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid. In connection with this accounting change, the Company fully recognized a liability as of April 1, 2003 and a related charge of ¥185,095 million for the year ended March 31, 2004. As a result of this change, operating income for the year ended March 31, 2004 increased ¥15,581 million and income before income taxes and minority interest for the year ended March 31, 2004 decreased by ¥172,291 million as compared to under the previous method, which resulted in a loss before income taxes and minority interest for the year then ended. The effects of this accounting change on segment information are disclosed on Note 15, "Segment Information".

(2) The adoption of new accounting standards

Accounting for Goodwill Recognized by Foreign Consolidated Subsidiaries– Prior to January 1, 2002, goodwill acquired through the acquisition of the non-U.S. tobacco operations of RJR Nabisco had been amortized using the straight-line method over 40 years. In June 2001, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which was effective from JT International's fiscal year beginning on January 1, 2002. Under SFAS No. 142, goodwill is no longer subject to amortization but is required to be tested for impairment at least annually. Based on the transitional impairment tests performed upon the adoption of SFAS No. 142, no impairment losses were recognized. As a result of adopting this new accounting standard, income before income taxes and minority interest for the year ended March 31, 2003, increased by ¥10,454 million, as compared to the previous method. The effect of this accounting change on segment information are disclosed on Note 15 "Segment Information".

p) New Accounting Pronouncements

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 ASB issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition. The Company adopted these pronouncements as of April 1, 2005 and is currently in the process of assessing the effect of adoption of these pronouncements.

4. Short-Term Investments and Investment Securities

Short-term investments and investment securities at March 31, 2004 and 2005 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Short-term investments:			
Time deposits	¥ 23,201	¥ 451	$ 4
Corporate bonds	49,299	30,011	280
Certificates of deposit	121,000	—	—
Trust fund investments and other	3,331	4,094	38
Total	¥ 196,831	¥ 34,556	$ 322
Investment securities:			
Equity securities	¥ 64,150	¥ 64,146	$ 597
Corporate bonds	3,919	2,986	28
Trust fund investments and other	462	7,708	72
Total	¥ 68,531	¥ 74,840	$ 697

The carrying amounts and aggregate fair values of marketable securities at March 31, 2004 and 2005 were as follows:

	Millions of yen			
	2004			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	¥ 35,521	¥ 24,682	¥ 437	¥ 59,766
Corporate bonds	16,020	255	1	16,274
Trust fund investments and other	708	6	23	691
Held-to-maturity				
Government bonds and municipal bonds	–	–	–	–
Others	–	–	–	–

	Millions of yen			
	2005			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	¥ 33,713	¥ 28,190	¥ 438	¥ 61,465
Corporate bonds	4,421	203	21	4,603
Trust fund investments and other	5,429	1,074	14	6,489
Held-to-maturity				
Government bonds and municipal bonds	1,195	12	—	1,207
Others	200	1	—	201

	Millions of U.S. dollars			
	2005			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	$ 314	$ 262	$ 4	$ 572
Corporate bonds	41	2	0	43
Trust fund investments and other	51	10	0	61
Held-to-maturity				
Government bonds and municipal bonds	11	0	—	11
Others	2	0	—	2

The carrying amounts of non-marketable securities at March 31, 2004 and 2005 were as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Available-for-sale			
Equity securities	¥ 4,384	¥ 2,681	$ 25
Corporate bonds	36,944	26,999	252
Certificates of deposit	121,000	—	—
Trust fund investments and other	3,102	5,313	49
Total	¥ 165,430	¥ 34,993	$ 326

Proceeds from sales of available-for-sale securities and related gross realized gains and losses on those sales, computed on the moving average cost basis for the years ended March 31, 2003, 2004 and 2005, were as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Proceeds from sales	¥ 6,923	¥ 2,878	$ 27
Gross realized gains	¥ 480	¥ 1,455	$ 14
Gross realized losses	(983)	(342)	(3)
Net realized gain (loss)	¥ (503)	¥ 1,113	$ 11

The amounts of securities classified as available-for-sale and held-to-maturity at March 31, 2005, based on their contractual maturity dates, were as follows

	Millions of yen		Millions of U.S. dollars	
	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
Due within one year	¥ 34,106	¥ –	$ 318	$ –
Due after one year through five years	2,018	1,395	19	13
Due after five years through ten years	43	–	0	–
Due after ten years	1	–	0	–
Total	¥ 36,168	¥ 1,395	$ 337	$ 13

5. Inventories

Inventories at March 31, 2004 and 2005 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Leaf tobacco	¥ 317,821	¥ 292,533	$ 2,724
Finished products	50,924	55,325	515
Other	87,756	84,969	791
Total	¥ 456,501	¥ 432,827	$ 4,030

JT leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation was debited (credited) to cost of sales as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Net effect of the change in devaluation credit	¥ (718)	¥ (6,624)	¥ 9,856	$ 92

6. Short-term Bank Loans and Long-term Debt

Short-term bank loans as of March 31, 2004 and 2005 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Yen loans with interest rates of 0.45% to 1.50% at March 31, 2004 and of 0.46% to 1.50% at March 31, 2005	¥ 7,561	¥ 1,335	$ 12
Foreign currency loans with interest rates of 1.59% to 9.30% at March 31, 2004 and of 3.10% to 9.30% at March 31, 2005	20,032	25,550	238
Total	¥ 27,593	¥ 26,885	$ 250

Long-term debt at March 31, 2004 and 2005 comprised the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
1.98% yen bonds, due 2009	¥ 150,000	¥ 150,000	$ 1,396
6.75% U.S. dollar bonds, due in July 2004	122,000	—	—
Secured yen bonds of a subsidiary, due through 2008, with interest rates of 1.98% to 2.51%	1,500	—	—
Long-term bank loans due through 2014	80,110	53,831	501
Total	353,610	203,831	1,897
Less current portion	(145,116)	(18,812)	(175)
Long-term debt, less current portion	¥ 208,494	¥ 185,019	$ 1,722

JT has entered into interest rate swap agreements since March 2004 to convert interest payments on 1.98% yen bonds due 2009 to floating rate payments on a LIBOR basis, which was at 1.24% at March 31, 2004 and 2005, in order to manage interest rate risks on these bonds. JT has also entered into currency swap agreements to fix Japanese yen cash flows on principal and interest payments of 6.75% U.S. dollar bonds repaid in July 2004, under which JT pays 1.546% Japanese yen interest in exchange for 6.75% U.S. dollar interest. In addition, JT and certain domestic consolidated subsidiaries have entered into interest rate swap agreements to fix variable rate interest payments of Japanese yen loans. The effective interest rates for yen denominated long-term loans outstanding at March 31, 2004 and 2005, after giving effect to such swap agreements, were 0.68% to 5.50% and 0.84% to 5.10%, respectively. Annual interest rates applicable to long-term loans denominated in foreign currencies outstanding at March 31, 2004 and 2005 ranged from 4.36% to 8.24% and 5.80% to 8.24%, respectively.

Annual maturities of long-term debt at March 31, 2005 were as follows:

Years Ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥ 18,812	$ 175
2007	20,943	195
2008	10,765	100
2009	732	7
2010	150,619	1,403
2011 and thereafter	1,960	17
Total	¥ 203,831	$ 1,897

Under the JT Law, obligations created by the bonds issued by JT (all bonds listed above except for secured yen bonds of a subsidiary) are secured by a statutory preferential right over the property of JT. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

Substantially all of the short-term bank loans and long-term debt are unsecured. Secured loans and debt of certain consolidated subsidiaries at March 31, 2005 were as follows:

	Millions of yen	Millions of U.S. dollars
Long-term bank loans	¥ 3,166	$ 30
Others, principally short-term bank loans and bonds	1,439	13
Total	¥ 4,605	$ 43

The carrying amounts of assets pledged as collateral for the above secured loans and debt at March 31, 2005 were as follows:

	Millions of yen	Millions of U.S. dollars
Land	¥ 4,438	$ 41
Buildings and structures	4,887	46
Machinery, equipment and vehicles	7,675	71
Other	440	4
Total	¥ 17,440	$ 162

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or other debt payable to the banks. JT has never been requested to provide additional collateral.

7. Income Taxes

JT and its domestic consolidated subsidiaries are subject to Japanese corporate tax, inhabitants tax and enterprise tax based on income which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.75% for the years ended March 31, 2003, 2004, and 40.35% for the year ended March 31, 2005. Foreign consolidated subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2004 and 2005 were as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Deferred tax assets:			
Liabilities for employees' retirement benefits	¥ 71,122	¥ 32,486	$ 303
Obligations under the Public Official Mutual Assistance Association Law	69,519	64,465	600
Net operating loss carryforwards	23,874	23,322	217
Other accounts payable for benefits to retired employees	–	81,787	762
Other	63,397	63,230	588
Less valuation allowance	(21,929)	(25,932)	(241)
Total	205,983	239,358	2,229
Deferred tax liabilities:			
Deferred gain on sales of fixed assets for income tax purposes	39,501	39,143	364
Basis differences in assets acquired and liabilities assumed upon acquisition	34,946	33,162	309
Other	25,174	26,269	245
Total	99,621	98,574	918
Net deferred tax assets	¥ 106,362	¥ 140,784	$ 1,311

Net deferred tax assets at March 31, 2004 and 2005 were reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Other current assets	¥ 30,220	¥ 33,177	$ 309
Deferred tax assets	121,548	151,875	1,414
Other current liabilities	(1,146)	(22)	(0)
Deferred tax liabilities	(44,260)	(44,246)	(412)
Net deferred tax assets	¥ 106,362	¥ 140,784	$ 1,311

A reconciliation between the normal effective statutory tax rates for the years ended March 31, 2004 and 2005 and the actual effective tax rates reflected in the accompanying consolidated statements of operations was as follows:

	2004	2005
Normal effective statutory tax rate	41.75%	40.35%
Tax rate difference applied for foreign consolidated subsidiaries	101.96%	(14.42)%
Tax credits	52.46%	(4.26)%
Non-deductible expenses	(39.77)%	5.19%
Amortization of goodwill not tax-deductible	(33.83)%	0.35%
Lower tax rates applied for fiscal years beginning on or after April 1, 2004	(40.89)%	—
Other - net	(18.41)%	3.94%
Actual effective tax rate	63.27%	31.15%

For the year ended March 31, 2003, reconciliation between the normal effective statutory tax rate (41.75%) and the actual effective tax rate (43.38%) was not disclosed, because no disclosure is required for the difference in tax rates less than 5% of the normal effective statutory tax rate (2.09%) under the Securities Law.

The Law to Amend a Part of Local Tax Laws (the "Laws") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The Laws are to be applied to fiscal years beginning on or after April 1, 2004. In connection with this, deferred tax assets and liabilities which will be realized or settled after April 1, 2004 were adjusted for the effect of the change in tax rates. As a result of the adjustments, deferred tax assets and liabilities were decreased by ¥3,289 million and ¥1,465 million, respectively as of March 31, 2003, and the effects were charged to income taxes-deferred and credited to unrealized gain on available-for-sale securities in the amount of ¥1,855 million and ¥31 million, respectively.

8. Tobacco Excise Taxes

JT is subject to national and local tobacco excise taxes (per unit tax) on its tobacco products sold in the domestic market. JT's five domestic distribution service subsidiaries are also subject to the local tobacco excise tax (per unit tax) on their wholesale of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers, while the national tobacco excise tax is paid and charged to these subsidiaries by importers. At March 31, 2005, subject to a few minor exceptions, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes are ¥3,126 per thousand units, ¥3,946 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,892 per thousand units. Prior to the amendment of the tobacco excise tax law effective July 1, 2003, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes were ¥2,716 per thousand units, ¥3,536 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,072 per thousand units. Foreign subsidiaries are also subject to excise taxes on cigarettes sold in their domiciles. The aggregate amount of such tobacco excise taxes included in cost of sales for the years ended March 31, 2003, 2004 and 2005 were ¥2,484,727 million, ¥2,605,343 million and ¥2,650,586 million ($24,682 million), respectively, including national tobacco excise taxes paid by importers of ¥290,788 million, ¥299,255 million and ¥283,787 million ($2,643 million), respectively.

9. Liabilities for Retirement Benefits

Employee's retirement benefits

JT's unfunded severance indemnity plan and a cash balance pension plan as well as a defined contribution plan, were implemented effective October 1, 2003 to replace the pre-existing defined benefit plans, an unfunded severance indemnity plan and a non-contributory defined benefit pension plan. The newly-implemented unfunded severance indemnity plan provides lump-sum retirement benefits based on credits earned in each year of service. Employees are entitled to receive larger payments in certain circumstances such as involuntary termination, retirement at the mandatory retirement age, voluntary termination at certain specific ages prior to mandatory retirement age or death. The cash balance pension plan provides retirement benefits in the form of a lump-sum payment or annuity payments based on current and past principal credits earned and interest credits over time based on these principal credits.

Domestic consolidated subsidiaries principally have unfunded severance indemnity plans and/or defined benefit pension plans covering substantially all of their employees, under which benefits are provided based on the rate of pay at the time of termination, years of service and certain other factors.

Foreign consolidated subsidiaries principally sponsor non-contributory defined benefit pension plans covering most of their employees. Plans covering regular full-time employees provide pension benefits based on credits, determined by age, years of service and final average compensation before retirement.

The liabilities for employees' retirement benefits at March 31, 2004 and 2005 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Projected benefit obligations	¥ (374,385)	¥ (291,964)	$ (2,719)
Fair value of plan assets	152,357	163,708	1,525
Funded status	(222,028)	(128,256)	(1,194)
Unrecognized actuarial net loss	23,801	16,461	153
Unrecognized prior service cost	621	(726)	(7)
Net amount recognized	(197,606)	(112,521)	(1,048)
Minimum pension liability adjustments	(4,665)	(4,537)	(42)
Prepaid pension cost	(9,557)	(12,193)	(114)
Liabilities for employees' retirement benefits	¥ (211,828)	¥ (129,251)	$ (1,204)

The components of net periodic retirement benefit cost for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Service cost	¥ 16,947	¥ 13,015	$ 121
Interest cost	12,399	11,282	105
Expected return on plan assets	(4,410)	(4,720)	(44)
Amortization of transitional obligation	—	—	—
Recognized actuarial (gain) loss	17,125	3,378	32
Amortization of prior service cost	2,696	526	5
Net periodic retirement benefit cost	¥ 44,757	¥ 23,481	$ 219

Significant assumptions primarily used for the years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
Discount rate	2.5%	2.5%	2.5%
Expected rate of return on plan assets	2.0%	2.0%	2.0%

The amortization period for the transitional obligation, calculated upon the initial application of the new accounting standard for employees' retirement benefits is principally 3 years. Actuarial gains or losses that result from changes in plan experience and actuarial assumptions are principally amortized over 10 years. The amortization period for the prior service cost that resulted from retroactive application of a plan amendment is principally 10 years. The retirement benefit attributable to each year is calculated by assigning the same amount of pension benefits to each year of service.

In connection with the implementation of the defined contribution plan at October 1, 2003, JT partially terminated its pre-existing defined benefit plans and recognized a gain of ¥9,870 million with the following effects reflected in the consolidated financial statements for the year ended March 31, 2004.

	Millions of Yen
	2004
Settlement of projected benefit obligations	¥ 52,321
Prior service cost recognized in earnings	(1,003)
Actuarial loss recognized in earnings	(8,798)
Withdrawal of plan assets for initial contributions	(14,718)
Decrease in liabilities for retirement benefits	27,802
Required additional initial contributions	(17,932)
Gain on termination of the defined benefit plans	¥ 9,870

Additional initial contributions to the defined contribution plan of ¥17,932 million are required through 2006 on an installment basis and the unpaid balances were reported as other accounts payable of ¥4,160 million ($39 million) and other non-current liabilities of ¥4,160 million ($39 million) in the consolidated balance sheet as of March 31, 2005.

The Company's contributions to the defined contribution plans which were charged to expenses, including those of certain foreign consolidated subsidiaries, for the year ended March 31, 2004 and 2005 were ¥1,332 million and ¥2,750 million ($26 million), respectively.

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, certain domestic subsidiaries applied during the year ended March 31, 2004 for exemption from obligations to pay benefits for future employee services related to the substitutional portion of the National Welfare Pension, which resulted in the transfer of the pension obligations and related assets to the government during the year ended March 31, 2005. The domestic subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare on December 19, 2003 and recognized a gain on exemption from the future pension obligation of the governmental program in the amount of ¥1,357 million for the year ended March 31, 2004.

JT has offered additional retirement benefits to its employees under the early retirement programs as a part of various business restructuring efforts in order to rationalize operating efficiencies in administrative and other headquarter functions and to reduce costs in the domestic tobacco business. These efforts principally related to closure of three domestic cigarette manufacturing factories in 2003, closure of four factories and integration of the leaf tobacco purchase functions in 2004, and company-wide offering of early retirement plan to employees who are age 40 or older with more than 15 years of services and closure of eight cigarette factories in 2005. Certain domestic and foreign subsidiaries also provided additional retirement benefits for early-retired employees in connection with the reorganization of domestic distribution operations or rationalization of other businesses during these periods. These restructuring activities resulted in recognition of additional retirement benefits as business restructuring costs of ¥5,580 million, ¥29,688 million and ¥209,540 million ($1,951 million) for the years ended March 31, 2003, 2004 and 2005, respectively, which included a one-time charge for the unrecognized actuarial net loss and unrecognized prior service cost attributable to the employees who retired earlier than expected during the years ended March 31, 2004 and 2005.

Due to the retirement of a large number of employees in 2005, JT applied accounting standard for termination of a portion of defined benefit plans with the following effects reflected in the consolidated financial statements for the year ended March 31, 2005.

	Millions of Yen	Millions of U.S. Dollars
	2005	2005
Settlement of projected benefit obligations	¥ 88,695	$ 826
Prior service cost recognized in earnings	(625)	(6)
Actuarial loss recognized in earnings	(70)	(1)
Decrease in liabilities for retirement benefits	¥ 88,000	$ 819

As of March 31, 2005, retirement benefits payable of JT included the payable to employees who applied the early retirement programs, inclusive of additional retirement benefits, that will be paid over several years, and were reported as other accounts payable of ¥162,486 million ($1,513 million) and non-current other accounts payable of ¥132,240 million ($1,231 million), respectively.

Certain domestic consolidated subsidiaries participate in multi-employer contributory pension plans, the required contributions to which are recognized as a net pension cost for the year. Plan assets allocated based on amounts contributed as of March 31, 2004 and 2005 were ¥4,157 million and ¥4,348 million ($40 million), respectively.

Certain foreign consolidated subsidiaries also provide certain health and life insurance benefits for retired employees and their dependents.

The retirement benefits paid to directors and corporate auditors are subject to approval by resolution at the shareholders meeting. The Company's liabilities for retirement benefits for directors and corporate auditors as of March 31, 2004 and 2005 were ¥1,203 million and ¥958 million ($9 million), respectively.

Obligations under the Public Official Mutual Assistance Association Law

Employees of JT, including former employees of Japan Tobacco and Salt Public Corporation ("JTSPC"), JT's predecessor entity before the privatization in 1985, and others, are entitled to receive benefits under the government-sponsored pension plan by the Public Official Mutual Assistance Association Law (the "Law"). The benefits, in the form of lifetime annuity payments by the Social Insurance Agency, are determined based on the standard pay rate, the length of service and other factors. As a formerly wholly government-owned company, JT is obligated by the Law to reimburse the Japanese government for pension expenses incurred each year by the government in respect of former employees of JTSPC and others for their services during certain periods before July 1, 1956, the enactment date of the Law.

Such obligations were first recorded as liabilities at April 1, 2003 based on the actuarially determined computation method. Any actuarial gain or loss arising subsequent to April 1, 2003 is deferred and amortized over 10 years.

The liabilities and costs recognized for such obligations as of and for the year ended March 31, 2004 and 2005 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	2005	2005
Benefit obligations	¥ (169,751)	¥ (165,878)	$ (1,545)
Unrecognized actuarial (gain) loss	(2,540)	6,113	58
Liabilities recognized	¥ (172,291)	¥ (159,765)	$ (1,487)

	Millions of yen		Millions of U.S. Dollars
	2004	2005	2005
Interest cost	¥ 2,776	¥ 2,546	$ 24
Recognized actuarial (gain) loss	–	(254)	(3)
Net periodic cost	¥ 2,776	¥ 2,292	$ 21

The assumed discount rate used in the actuarial computation for the year ended March 31, 2004 and 2005 was 1.5%.

10. Shareholders' Equity

Japanese companies are subject to the Code. The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. JT's legal reserve amount, which is included in retained earnings, totals ¥18,776 million ($175 million) as of March 31, 2004 and 2005.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders meeting.

Based on the resolutions by the general shareholders' meeting and the Board of Directors, JT repurchased 45,800 shares of its common stock for a total repurchase price of ¥34,579 million, or ¥755,000 per share during the year ended March 31, 2004.

At the general shareholders' meeting held on June 24, 2004, a partial revision of JT's articles of incorporation was approved so that JT shares can be repurchased by the resolutions by the Board of Directors' resolutions. Following this amendment, at the meeting of the Board of Directors of JT held on October 29, 2004 it approved repurchasing JT's common stock up to 45,000 shares or ¥40 billion during the period from November 1, 2004 to March 24, 2005, and JT repurchased 38,184 shares of its common stock for a total repurchase price of ¥39,999 million ($372 million), or average of ¥1,047,538 ($9,755) by March 24, 2005.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon a resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings as recorded on JT's books. At March 31, 2005, the amount of retained earnings available for future dividends subject to the approval of the shareholders as well as the Minister of Finance under the JT Law was ¥658,154 million ($6,129 million).

The Special Taxation Measures Law in Japan permits companies to take as tax deductions certain reserves if provided through an appropriation of retained earnings. Under Japanese tax laws, these reserves must be reversed to income in future years. The deferred gain on sales of fixed assets, net on tax effects, included in "Retained earnings" provided under the Special Taxation Measures Law at March 31, 2004 and 2005 was ¥58,433 million and ¥62,370 million ($581 million), respectively.

11. Research and Development Costs and Advertising Costs

Research and development costs charged to expenses as incurred for the years ended March 31, 2003, 2004 and 2005 were ¥44,512 million, ¥42,226 million and ¥40,541 million ($378 million), respectively.

Advertising costs are charged to expense as incurred and totaled ¥177,810 million, ¥177,116 million and ¥167,608 million ($1,561 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

12. Lease Transactions

The Company, as a lessee, leases certain vehicles, vending machines and other assets. Total rental expenses under the above leases for the years ended March 31, 2003, 2004 and 2005 were ¥5,581 million, ¥5,810 million and ¥5,559 million ($52 million), respectively.

Pro forma information of leased property, such as acquisition cost, accumulated depreciation and obligations under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2004 and 2005 was as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Acquisition cost:			
Machinery, equipment and vehicles	¥ 7,126	¥ 5,392	$ 50
Tools	19,515	20,261	189
Others	1,600	2,464	23
Total acquisition cost	28,241	28,117	262
Accumulated depreciation	13,425	13,338	124
Net leased property	¥ 14,816	¥ 14,779	$ 138

The above acquisition cost includes related interest expenses.

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Obligations under finance leases:			
Due within one year	¥ 5,098	¥ 4,946	$ 46
Due after one year	9,718	9,832	92
Total	¥ 14,816	¥ 14,778	$ 138

The above obligations under finance leases included related interest expenses.

Pro forma depreciation expenses for the years ended March 31, 2003, 2004 and 2005, which have not been reflected in the accompanying consolidated statements of operations, computed by the straight-line method, were ¥5,581 million, ¥5,810 million and ¥5,559 million ($52 million), respectively.

The minimum rental commitments under noncancellable operating lease at March 31, 2005 were as follows:

	Millions of Yen	Millions of U.S. Dollars
	2005	2005
Due within one year	¥ 4,262	$ 40
Due after one year	8,962	83
Total	¥ 13,224	$ 123

The Company, as a lessor, leases certain computer equipment and other assets. Total lease revenue under the above leases for the years ended March 31, 2003, 2004 and 2005 was ¥1,001 million, ¥411 million and ¥377 million ($4 million), respectively.

Information of leased property included in the accompanying financial statements, such as acquisition cost, accumulated depreciation and claims under finance leases that do not transfer ownership of the leased property to the lessee, at March 31, 2004 and 2005 was as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Acquisition cost:			
Machinery, equipment and vehicles	¥ 855	¥ 729	$ 7
Tools	1,098	1,121	10
Total acquisition cost	1,953	1,850	17
Accumulated depreciation	1,453	1,163	11
Net leased property	¥ 500	¥ 687	$ 6

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Claims under finance leases:			
Due within one year	¥ 268	¥ 308	$ 3
Due after one year	315	459	4
Total	¥ 583	¥ 767	$ 7

The above claims under finance leases included related interest income.

Depreciation expenses for the years ended March 31, 2003, 2004 and 2005 which have been reflected in the accompanying consolidated statements of operations were ¥804 million, ¥354 million and ¥335 million ($3 million), respectively.

13. Commitments and Contingencies

(As of May 23, 2005)

The Tobacco Business Law and related regulations govern JT's domestic leaf tobacco procurement. The Tobacco Business Law requires JT to enter into advance purchase contracts annually with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to JT. These contracts specify the total cultivation area for each variety of leaf tobacco and the prices of leaf tobacco by variety and grade. JT is obliged to purchase all leaf tobacco produced pursuant to these contracts which is suitable for the manufacture of tobacco products.

Before conclusion of the contracts, JT is required to consult with the Leaf Tobacco Deliberative Council (*Hatabako shingi kai*), a deliberative body organized under the Tobacco Business Law to provide their opinion to JT as to the aggregate cultivation area for each variety of leaf tobacco and the prices for leaf tobacco by variety and grade. JT is legally required to respect the opinion of the council. The council is charged with examining and deliberating important matters relating to the production and purchase of domestically produced leaf tobacco. The council consists of members appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and various academic appointees. The council is obliged to provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco, by taking into account economic conditions such as production costs and commodity prices.

Domestic tobacco growers typically entrust the Japan Tobacco Growers Association (*Zenkoku tabakokosaku kumiai chuo kai*) with negotiation of the fundamental terms of their contracts with JT, including the purchase price of tobacco. JT enters into a common agreement with the association regarding fundamental contractual terms. The common agreement also includes disaster relief provisions which require JT to pay money to domestic tobacco growers whose tobacco plants or crops suffer from natural disasters. Pursuant to these provisions and based on the degree of damages, JT pays a maximum of 50% of the figure calculated by multiplying each cultivator's agreed cultivation area for the disaster year by their average procurement price per acreage for previous years.

JT is subject to litigation alleging damage from tobacco use or exposure to cigarette smoke. To date, JT has never lost a case or paid any settlement award in connection with any smoking and health-related litigation in which JT has been named as a defendant.

In Japan, JT is currently involved in the following two legal cases:

- Seven smokers brought an action to Tokyo District Court against JT and the government, alleging that they had contracted diseases due to smoking, claimed damages totaling ¥70 million and requested the strengthening of advertising regulations and warning messages. On October 21, 2003, the court of first instance rendered a judgment in favor of the defendant. Plaintiffs appealed that judgment. As one of the original plaintiffs has withdrawn from the action, there are six remaining appellants claiming damages of ¥60 million in total.
- Three smokers brought an action to Yokohama District Court against JT and the government, alleging that they had contracted diseases due to smoking, and claimed damages totaling ¥30 million and the strengthening of warning messages (on January 19, 2005). On April 20, 2005, the first oral proceedings were held.

In November 2000, the European Community (the "EC") commenced a civil action in the United States against various members of the JT, RJR and Philip Morris groups claiming that they had conspired to smuggle tobacco products, thereby reducing tax revenues and harming other economic interests ("EC I"). The US District Court dismissed this case in July 2001. In August 2001, the EC and ten of its Member States commenced a second civil action in the same court against various members of the RJR and Philip Morris groups ("EC II"). The EC II was virtually identical to the earlier EC I, except that JT or any of its subsidiaries were not included as a defendant and the ten Member States were included as plaintiffs. In January 2002, the EC and the ten Member States commenced a third civil action identical in all material respects to EC II in the same court against JT and its several subsidiaries and another company ("EC III"). In February 2002, the US District Court dismissed in its entirety EC II and EC III, and in March 2002, plaintiffs appealed both EC II and EC III to the US Court of Appeals. In October 2002, the EC and the ten Member States commenced a fourth similar civil action in the same court against RJR group ("EC IV"). Neither JT nor any of its subsidiaries was named as a defendant in EC IV. In January 2004, the US Court of Appeals affirmed the district court's dismissal of EC II, but vacated the district court's dismissal of EC III, ruling that,

because the defendants had not been served, the district court lacked jurisdiction over the action and remanded the EC III matter to the district court. To date, service of process on any of the JT-related entities has not been effected with respect to the EC III. In April 2004, the EC II plaintiffs filed a petition for writ of certiorari to the United States Supreme Court and in May 2005 the Supreme Court granted petitioner's request to grant certiorari, vacate the judgment of the lower court and remand to the lower court.

In August 2003, the Canadian government filed a civil action in Ontario, Canada against RJR and its subsidiaries as well as JT and its subsidiaries, including JTI-Macdonald Corp. ("JTI-Macdonald"), which was acquired by JT when it took over the former non-U.S. tobacco operations of RJR Nabisco in 1999, mainly claiming damages allegedly suffered by the Canadian government in connection with the alleged illicit importation of tobacco products into Canada.

In July 2004, a Russian subsidiary of JT, JTI Marketing & Sales ("M&S Corp."), which oversees distribution-related businesses in the Russian market, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately ¥9.0 billion) as VAT, etc. for the period of January 2000 to December 2000. The taxed amount includes unpaid taxes (VAT, etc.), interest and additional taxes. M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconstrued interpretation of general business practices and lodged a suit with the court for the tax notice to be invalidated. In the oral decision handed down by the Court of Appeals on February 3, 2005, our arguments were not recognized as being valid arguments. M&S Corp. appealed to a higher court, which invalidated the previous ruling against M&S Corp., and remanded the case to the Court of Appeals on April 12, 2005.

In August 2004, JTI-Macdonald received a Notice of Assessment from the Quebec Ministry of Revenue requiring an immediate payment of approximately Canadian dollars 1.36 billion (approximately ¥114.6 billion) on claims that it had allegedly contributed to tobacco smuggling from 1990 to 1998. This amount consisted of the alleged loss of tobacco taxes with penalties and interest.

If the assessed amount was not paid, JTI-Macdonald faced the risk that it would not be able to continue its usual business operations in the face of collection action by the Quebec Ministry of Revenue. Therefore, in order to continue its operations, JTI-Macdonald filed an application under the Companies' Creditors Arrangement Act ("CCAA")* with the Ontario Superior Court of Justice and the legal protection provided by application under this law was accepted. JTI-Macdonald has since been continuing its business as usual under the CCAA filing.

Filing for the application of CCAA does not affirm that JTI-Macdonald contributed to smuggling as claimed by the Quebec Ministry of Revenue. JTI-Macdonald intends to challenge the tax notice submitted by the Quebec Ministry of Revenue through all appropriate means. Furthermore, in the event that JTI-Macdonald bears any damages or costs associated with this case, JT's view is that it will be entitled to seek indemnification from RJR Nabisco (currently Reynolds American and others), which was the seller, based on the contract signed between JT and RJR at the time of the acquisition in 1999.

Companies' Creditors Arrangement Act

Companies doing business in Canada are eligible to file under the CCAA in Canada if they incur a financial situation that creates noticeable difficulties in their business operations. The CCAA's intent is to enable these companies to continue their operations while restructuring. Many Canadian companies have undergone rehabilitation processes under the CCAA. It is entirely different from filing for "bankruptcy," whereby a company aims to liquidate its assets through dissolution.

* Fundamental characteristics of the CCAA are as follows:

- The Company continues to manage and control its business and property;
- The CCAA is a very flexible law that can be tailored to fit the circumstances of each case;
- The Company may seek to restructure its businesses or deal with contingent and other claims under court protection with the assistance of a court-appointed monitor
- All lawsuits against the companies and other procedures are suspended, and companies are able to continue their businesses and carry out their rehabilitation;
- After the claims against the Company are determined the Company may put a Plan of Arrangement before its creditors or some of them;
- If creditors have agreed to the aforementioned plan and the court approves it, it will be binding on the Company and all affected creditors.

On February 4, 2005, a Russian subsidiary of JT, OOO Petro ("Petro") received an assessment from the St.-Peterburg tax authorities that ordered payment of approximately 420 million rubles (approximately ¥1.6 billion) as corporate tax and interest thereon for the year 2001. Petro believes the assessment to be groundless and has taken measures to demonstrate this fact in court. On February 9, 2005, Petro filed its challenge against the assessment to the Court of Arbitration, and the first oral hearing was held on April 20, 2005 in St.-Peterburg. The tax authorities took measures to freeze Petro's bank account. In response, Petro sought an injunction against collection. On May 3, 2005, the injunction was granted pending termination of the proceedings challenging the assessment and the freezing of the bank account was lifted.

14. Other Income (Expenses)

(1) Gain on disposition of property, plant and equipment-net

For the year ended March 31, 2005, gain on disposition of property, plant and equipment-net included ¥42,868 million ($399 million) of gain on sale of beneficial interest in a real estate trust to Frontier Real Estate Investment Corp. (FRI) with respect to six large com-

mercial properties that JT owned. In order to facilitate asset portfolio reallocation by securitization of its own real estate property through a real estate investment trust structure, FRI was set up as a wholly-owned subsidiary of JT and Frontier REIT Management Inc., a newly established asset management subsidiary, and was listed on the Tokyo Stock Exchange on August 9, 2004. At March 31, 2005, the Company holds seven per cent of FRI's equity interest and FRI is not included in the consolidation scope.

(2) Business restructuring costs

Business restructuring costs for the years ended March 31, 2003, 2004 and 2005 consisted of the following: "Other - net" included in "Other Income (Expenses)" for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Additional Retirement Benefits (see Note 9)	¥ (5,580)	¥ (29,688)	¥ (209,540)	$ (1,951)
Accelerated depreciation charge	–	(9,393)	—	—
Loss on disposition of property, plant and equipment	–	–	(5,323)	(50)
Others-net	(5,834)	(1,738)	(9,985)	(93)
Total	¥ (11,414)	¥ (40,819)	¥ (224,848)	$ (2,094)

Additional retirement benefits relating to early retirements of employees incurred as discussed in Note 9.

Accelerated depreciation charges of ¥9,393 million for the year ended March 31, 2004 and loss on property, plant and equipment of ¥5,323 million ($50 million) for the year ended March 31, 2005, respectively, were recorded as a result of the reduction of the useful lives to the remaining period of use and intention of future disposition of certain tobacco manufacturing factories and other tobacco operation facilities which ceased their operations by March 31, 2005.

(3) Other -Net

"Other - net" included in "Other Income (Expenses)" for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Financial support for domestic tobacco growers (see Note 13)	¥ (714)	¥ (3,641)	¥ (1,099)	$ (10)
Foreign exchange gain (loss)-net	(6,701)	(5,857)	1,026	10
Write-down of investment securities	(11,108)	(460)	(362)	(3)
Gain (loss) on sales of investment securities-net	(4,521)	(503)	1,112	10
Loss on discontinued businesses	(1,814)	(5,866)	—	—
Amortization of transitional obligation of employees' retirement benefits (see Note 9)	(6,042)	–	—	—
Gain on termination of the defined benefit plans (see Note 9)	–	9,870	—	—
Gain on disposition of marketing rights	–	–	2,533	23
One-time termination payment to domestic leaf tobacco growers	–	–	(4,228)	(39)
Others-net	(2,307)	(5,835)	(1,799)	(17)
Total	¥ (33,207)	¥ (12,292)	¥ (2,817)	$ (26)

The Company disposed of by sale a hotel building and other property used by JT Tokushima Prince Hotel Inc., a subsidiary, on March 31, 2004. An accelerated depreciation charge on these properties of ¥4,795 million ($45 million) recognized at the time of agreement of the sale was included in loss on discontinued businesses for the year then ended. At the Leaf Tobacco Deliberative Council meeting in August 2004, JT inquired about soliciting farm families that meet certain qualifications with respect to planting area sizes and farmers' ages to quit farming and it was approved by the council. As a result, JT paid ¥4,228 million ($39 million) to those tobacco growers who decided to quit farming in signing of farming contracts for the 2005 crop of leaf tobacco.

15. Segment Information

The Company's business is divided into the tobacco, pharmaceutical, foods and other industry segments. The tobacco segment consists of the manufacture and sale of tobacco products, primarily cigarettes, in Japan and overseas. The pharmaceutical segment is concerned with the development, manufacture and sale of prescription drugs. The foods segment involves the manufacture and sale of beverages and processed foods. Other segments include the real estate business, agribusiness discontinued after July 2003, engineering business and other operations.

(1) Industry Segments

Information about the industry segments of the Company for the years ended March 31, 2003, 2004 and 2005 was as follows:

	Millions of yen						
	2003						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 4,134,466	¥ 53,927	¥ 232,404	¥ 71,467	¥ 4,492,264	¥ –	¥ 4,492,264
Intersegment sales	6,575	–	857	36,920	44,352	(44,352)	–
Total sales	4,141,041	53,927	233,261	108,387	4,536,616	(44,352)	4,492,264
Operating expenses	3,927,699	67,782	246,429	107,455	4,349,365	(46,064)	4,303,301
Operating income (loss)	¥ 213,342	¥ (13,855)	¥ (13,168)	¥ 932	¥ 187,251	¥ 1,712	¥ 188,963
Assets, depreciation and amortization and capital expenditures:							
Assets	¥ 2,153,081	¥ 114,726	¥ 135,317	¥ 236,525	¥ 2,639,649	¥ 318,016	¥ 2,957,665
Depreciation and amortization other than goodwill	108,504	4,102	6,168	18,705	137,479	(945)	136,534
Amortization of goodwill (negative goodwill)	(427)	4,643	7,546	37	11,799	–	11,799
Capital expenditures	60,975	1,161	7,275	38,803	108,214	965	109,179

	Millions of yen						
	2004						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 4,236,920	¥ 51,242	¥ 250,138	¥ 86,851	¥ 4,625,151	¥ –	¥ 4,625,151
Intersegment sales	6,286	–	338	37,281	43,905	(43,905)	–
Total sales	4,243,206	51,242	250,476	124,132	4,669,056	(43,905)	4,625,151
Operating expenses	4,004,797	64,082	255,327	112,156	4,436,362	(45,245)	4,391,117
Operating income (loss)	¥ 238,409	¥ (12,840)	¥ (4,851)	¥ 11,976	¥ 232,694	¥ 1,340	¥ 234,034
Assets, depreciation and amortization and capital expenditures:							
Assets	¥ 2,122,261	¥ 114,315	¥ 141,430	¥ 250,268	¥ 2,628,274	¥ 400,810	¥ 3,029,084
Depreciation and amortization other than goodwill	104,754	3,828	6,252	19,010	133,844	(616)	133,228
Amortization of goodwill (negative goodwill)	–	4,586	1,899	(312)	6,173	–	6,173
Capital expenditures	60,558	2,612	9,143	18,077	90,390	480	90,870

	Millions of yen						
	2005						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 4,284,193	¥ 57,676	¥ 265,380	¥ 57,265	¥ 4,664,514	¥ —	¥ 4,664,514
Intersegment sales	4,857	—	203	30,440	35,500	(35,500)	—
Total sales	4,289,050	57,676	265,583	87,705	4,700,014	(35,500)	4,664,514
Operating expenses	4,029,385	55,821	263,635	77,278	4,426,119	(34,976)	4,391,143
Operating income (loss)	¥ 259,665	¥ 1,855	¥ 1,948	¥ 10,427	¥ 273,895	¥ (524)	¥ 273,371
Assets, depreciation and amortization and capital expenditures:							
Assets	¥ 2,112,881	¥ 117,828	¥ 141,647	¥ 197,050	¥ 2,569,406	¥ 412,650	¥ 2,982,056
Depreciation and amortization other than goodwill	101,223	3,619	5,150	16,313	126,305	(443)	125,862
Amortization of goodwill (negative goodwill)	(21)	—	833	70	882	—	882
Capital expenditures	65,272	3,108	7,356	10,629	86,365	(1,256)	85,109

	Millions of U.S. dollars						
	2005						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$ 39,894	$ 537	$ 2,471	$ 533	$ 43,435	$ —	$ 43,435
Intersegment sales	45	—	2	284	331	(331)	—
Total sales	39,939	537	2,473	817	43,766	(331)	43,435
Operating expenses	37,521	520	2,455	719	41,215	(326)	40,889
Operating income (loss)	$ 2,418	$ 17	$ 18	$ 98	$ 2,551	$ (5)	$ 2,546
Assets, depreciation and amortization and capital expenditures:							
Assets	$ 19,675	$ 1,097	$ 1,319	$ 1,835	$ 23,926	$ 3,842	$ 27,768
Depreciation and amortization other than goodwill	942	34	48	152	1,176	(4)	1,172
Amortization of goodwill (negative goodwill)	(0)	—	7	1	8	—	8
Capital expenditures	608	29	68	99	804	(11)	793

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses. Capital expenditures include long-term prepaid expenses and expensed amounts of the long-term prepaid expenses are included in depreciation and amortization other than goodwill. Depreciation and amortization other than goodwill presented herein does not include accelerated depreciation of property, plant and equipment recorded for the year ended March 31, 2004 and 2005 (Note 14).

As described in Note 3 (o) Accounting Change (1) Change in accounting policies, effective April 1, 2002, the Company translates revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. As a result of this change, sales to customers and operating income of the tobacco segment for the year ended March 31, 2003 increased by ¥29,160 million and ¥1,372 million, respectively, as compared to the previous method. The effects of this accounting change on pharmaceuticals, foods, and other segments were minor.

As described in Note 3 (o) Accounting Change (1) Change in accounting policies, the Company recognized a liability for cer-

tain obligations for annuity payments of the government-sponsored defined benefit pension plans as of April 1, 2003. As a result of this change, operating income of the tobacco segment for the year ended March 31, 2004 increased by ¥15,581 million as compared to the previous method.

(2) Geographical Segments

The geographical segments of the Company for the years ended March 31, 2003, 2004 and 2005 were summarized as follows:

	Millions of yen					
	2003					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,794,323	¥ 316,992	¥ 380,949	¥ 4,492,264	¥ –	¥ 4,492,264
Intersegment sales	39,717	121,364	21,125	182,206	(182,206)	–
Total sales	3,834,040	438,356	402,074	4,674,470	(182,206)	4,492,264
Operating expenses	3,679,052	460,290	347,295	4,486,637	(183,336)	4,303,301
Operating income (loss)	¥ 154,988	¥ (21,934)	¥ 54,779	¥ 187,833	¥ 1,130	¥ 188,963
Assets	¥ 1,745,501	¥ 681,909	¥ 167,770	¥ 2,595,180	¥ 362,485	¥ 2,957,665

	Millions of yen					
	2004					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,844,100	¥ 308,613	¥ 472,438	¥ 4,625,151	¥ –	¥ 4,625,151
Intersegment sales	53,813	139,463	18,977	212,253	(212,253)	–
Total sales	3,897,913	448,076	491,415	4,837,404	(212,253)	4,625,151
Operating expenses	3,702,827	469,062	433,826	4,605,715	(214,598)	4,391,117
Operating income (loss)	¥ 195,086	¥ (20,986)	¥ 57,589	¥ 231,689	¥ 2,345	¥ 234,034
Assets	¥ 1,750,804	¥ 634,438	¥ 195,984	¥ 2,581,226	¥ 447,858	¥ 3,029,084

	Millions of yen					
	2005					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,823,102	¥ 317,273	¥ 524,139	¥ 4,664,514	¥ —	¥ 4,664,514
Intersegment sales	54,785	137,406	14,563	206,754	(206,754)	—
Total sales	3,877,887	454,679	538,702	4,871,268	(206,754)	4,664,514
Operating expenses	3,649,540	458,052	490,006	4,597,598	(206,455)	4,391,143
Operating income (loss)	¥ 228,347	¥ (3,373)	¥ 48,696	¥ 273,670	¥ (299)	¥ 273,371
Assets	¥ 1,630,225	¥ 664,106	¥ 211,362	¥ 2,505,693	¥ 476,363	¥ 2,982,056

	Millions of U.S. dollars					
	2005					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$ 35,600	$ 2,954	$ 4,881	$ 43,435	$ —	$ 43,435
Intersegment sales	510	1,280	135	1,925	(1,925)	—
Total sales	36,110	4,234	5,016	45,360	(1,925)	43,435
Operating expenses	33,984	4,265	4,563	42,812	(1,923)	40,889
Operating income (loss)	$ 2,126	$ (31)	$ 453	$ 2,548	$ (2)	$ 2,546
Assets	$ 15,180	$ 6,184	$ 1,968	$ 23,332	$ 4,436	$ 27,768

"Western Europe" mainly includes Switzerland, France and Germany and "Others" mainly includes Canada, Russia and Malaysia.

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses.

As described in Note 3 (o) Accounting Change (1) Change in accounting policies, effective April 1, 2002, the Company translates revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. As a result of this change, net sales to customers of the Western Europe and others segments for the year ended March 31, 2003, increased by ¥13,370 million and ¥15,648 million, respectively, as compared to the previous method. Also, for the year ended March 31, 2003, operating loss of the Western Europe segment decreased by ¥936 million and operating income of the others segment increased by ¥2,278 million. This accounting change had no effect on the Japan segment.

As described in Note 3 (o) Accounting Change (1) Change in accounting policies, the Company recognized a liability for certain obligations for annuity payments of the government-sponsored defined benefit pension plans as of April 1, 2003. As a result of this change, operating income of the Japan segment for the year ended March 31, 2004 increased by ¥15,581 million as compared to the previous method.

(3) Sales to Foreign Customers

Sales to foreign customers for the years ended March 31, 2003, 2004 and 2005 amounted to ¥708,085 million, ¥789,350 million and ¥855,658 million ($7,968 million), respectively.

16. Derivatives

JT and certain consolidated subsidiaries use derivative financial instruments ("derivatives"), including foreign currency forward contracts, currency swaps and currency options, to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. JT and certain consolidated subsidiaries also enter into interest rate swaps as a means of managing their interest rate exposure.

Derivatives are subject to market risk and credit risk. Market risk is the exposure created by potential fluctuations in market conditions, including interest or foreign exchange rates. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract.

JT and these consolidated subsidiaries do not hold or issue derivatives for trading purposes. The objective of using derivatives is to hedge the Company's exposure to interest rate risks associated with certain future interest receipts on debt securities, certain interest payments on borrowings and bonds and forecasted foreign currency-denominated transactions, such as payments for purchase of imported leaf tobacco. The effectiveness of the hedging instruments is assessed in accordance with the Risk Management Policy and Practice Manual for financial instruments of JT and these consolidated subsidiaries by comparing the accumulated amount of changes in hedging instruments with hedged items. Hedging instruments and hedged items are summarized as follows:

Hedging instruments	Hedged items
Foreign currency forward contracts	Forecasted foreign currency transactions
Currency options	Forecasted foreign currency transactions
Currency swaps	Foreign currency-denominated bonds
Interest rate swaps	Borrowings and Japanese yen bonds

Because the counterparties to such derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from credit risk.

The Company had the following derivatives contracts that do not qualify for hedge accounting and are outstanding at March 31, 2004 and 2005:

	Millions of yen					
	2004			2005		
	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:						
Buying	¥ 11,157	¥ 12,132	¥ 975	¥ 21,543	¥ 23,296	¥ 1,753
Selling	10,992	11,883	(891)	12,048	12,116	(68)
Currency options:						
Buying	111,286	219	219	—	—	—
Total			¥ 303			¥ 1,685

	Millions of U.S. dollars		
	2005		
	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:			
Buying	$ 201	$ 217	$ 16
Selling	112	112	—
Currency options:			
Buying	—	—	—
Total			$ 16

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risks.

17. Subsequent Events

Upon the meeting of the Board of Directors held on April 27, 2005, JT decided to sell the land, buildings and structures as follows and entered into a sales contract with Kokubu on June 2, 2005:

(1) Assets to be sold and reason to sell
JT ceased to use the land, buildings and structures in Funabashi City, Chiba prefecture, Japan, a former distribution base of the Company effective March 31, 2005.

(2) Date of transfer
October 3, 2005

(3) Selling price, etc.
Carrying value at March 31, 2005, ¥22.6 billion
Selling price, ¥2.5 billion

	Millions of yen	Millions of U.S. dollars
Year-end cash dividends, ¥8,000 ($74) per share	¥ 15,328	$ 143
Bonuses to directors and corporate auditors	148	1
Total	¥ 15,476	$ 144

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building 4-13-23,
Shibaura, Minato-ku,
Tokyo 108-8530, Japan
Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors of
Japan Tobacco Inc.:

We have audited the accompanying consolidated balance sheets of Japan Tobacco Inc. "JT" and consolidated subsidiaries (the "Company") as of March 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 3 to the consolidated financial statements, effective from April 1, 2002, the Company changed its method of accounting for the translation of the revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen.

As discussed in Note 3 to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of certain foreign consolidated subsidiary have been accounted for in accordance with new accounting standards.

As discussed in Note 3 to the consolidated financial statements, effective from April 1, 2003, the Company changed its method of accounting for certain obligations for annuity payments of the government sponsored defined benefit pension plans.

As discussed in Note 13 to the consolidated financial statements, JTI-Macdonald Corp. , JT's Canadian subsidiary, received a Notice of Assessment from the Quebec Ministry of Revenue in August 2004, demanding payment of approximately Canadian dollars 1.36 billion. JTI-Macdonald Corp. filed an application under the Companies' Creditors Arrangement Act ("CCAA") with the Ontario Superior Court of Justice and the legal protection provided by application under this law was accepted. JTI-Macdonald Corp. has since been continuing its business under the CCAA filing.

As discussed in Note 17 to the consolidated financial statements, the Company decided on April 27, 2005 to sell the land, buildings and structures located in Funabashi City, Chiba prefecture, Japan, a former distribution base, and entered into a sales contract on June 2, 2005.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 24, 2005

JT Annual Report 2005

Fact Sheets

CONTENTS

Note: This "Fact Sheet" has been prepared in accordance with disclosure rules in Japan.

Financial Data

Net Sales including taxes

(Billions of Yen)


5,000
4,000
3,000
2,000
1,000
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Total	3,548.8	3,697.4	3,596.9	3,876.5	4,371.2	4,501.7	4,544.1	4,492.2	4,625.1	4,664.5
Tobacco Business				3,616.7	4,024.4	4,140.2	4,178.0	4,134.4	4,236.9	4,284.1
Domestic						3,571.2	3,514.0	3,455.5	3,498.2	3,494.2
International						569.0	663.9	678.8	738.7	789.9
Pharmaceuticals Business				23.7	67.7	66.4	61.8	53.9	51.2	57.6
Foods Business				150.7	195.0	210.3	221.1	232.4	250.1	265.3
Other Business				85.3	83.9	84.6	83.0	71.4	86.8	57.2

Net Sales excluding taxes

(Billions of Yen)


2,500
2,000
1,500
1,000
500
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Total	1,423.5	1,500.9	1,508.2	1,655.1	1,881.0	1,996.6	2,041.9	2,007.5	2,019.8	2,013.9
Tobacco Business				1,395.4	1,534.3	1,635.2	1,675.8	1,649.7	1,631.5	1,633.6
Domestic						1,300.2	1,278.8	1,266.9	1,228.6	1,205.5
International						334.9	396.9	382.8	402.9	428.0
Pharmaceuticals Business				23.7	67.7	66.4	61.8	53.9	51.2	57.6
Foods Business				150.7	195.0	210.3	221.1	232.4	250.1	265.3
Other Business				85.3	83.9	84.6	83.0	71.4	86.8	57.2

SG&A expenses

(Billions of Yen)


800
600
400
200
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ SG&A	435.2	459.4	496.6	558.2	712.6	790.5	781.5	733.9	707.1	677.4
Personnel*	130.8	143.9	148.4	158.7	207.2	220.6	222.7	209.7	205.3	183.9
Advertising and general publicity	22.6	23.3	31.1	31.5	36.9	48.3	40.2	35.7	35.4	27.4
Sales promotion	67.5	70.8	77.6	109.7	134.5	162.5	155.2	142.0	141.7	140.1
R&D	34.8	36.0	37.7	37.1	47.5	47.0	52.6	44.5	42.1	40.4
Depreciation	15.2	15.0	14.7	16.6	51.2	58.9	59.5	56.7	56.7	54.2

*Pesonnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

R&D expenses

(Billions of Yen)


60
50
40
30
20
10
0
'00
'01
'02
'03
'04
'05

Years ended March 31	2000	2001	2002	2003	2004	2005
■ R&D*	47.5	47.0	52.7	44.5	42.2	40.5
Tabacco Business	15.7	13.7	14.5	14.8	16.6	18.2
Pharmaceutical Business	28.9	30.5	35.4	27.1	23.7	20.5
Foods Business	0.9	0.7	0.7	1.2	1.0	1.0
Other Business	1.8	1.1	0.7	0.6	0.1	0.0

*R&D expense includes manufacturing cost.

EBITDA


(Billions of Yen)
400
300
200
100
0
'00 '01 '02 '03 '04 '05

Years ended March 31	2000	2001	2002	2003	2004	2005
■ EBITDA*	315.1	312.0	334.1	337.2	373.4	400.1
Tobacco Business	299.4	296.3	320.9	321.4	343.1	360.8
Pharmaceuticals Business	(0.7)	(3.1)	(8.5)	(5.1)	(4.4)	5.4
Foods Business	(0.4)	(2.6)	2.2	0.5	3.3	7.9
Other Business	16.0	20.0	19.6	19.6	30.6	26.8

*EBITDA = Operating Income + Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets + Amortization of Long-Term Prepaid Expenses + Amortization of Goodwill.

Operating Income


(Billions of Yen)
300
250
200
150
100
50
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Operating Income	137.2	156.2	129.5	168.8	153.9	139.9	163.8	188.9	234.0	273.3
Tobacco Business				193.8	181.5	165.9	192.1	213.3	238.4	259.6
Pharmaceuticals Business				(12.6)	(11.4)	(12.8)	(18.9)	(13.8)	(12.8)	1.8
Foods Business				(8.6)	(14.5)	(17.3)	(11.8)	(13.1)	(4.8)	1.9
Other Business				(2.6)	(1.7)	3.4	1.7	0.9	11.9	10.4

Non-Operating Income and Expenses


(Billions of Yen)
0
(5)
(10)
(15)
(20)
(25)
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Non-Operating Income and Expenses	(5.2)	(14.5)	(14.3)	(3.6)	(14.3)	(7.8)	(7.1)	(15.7)	(20.4)	(3.1)
Non-Operating Income	12.3	10.3	14.6	15.9	22.6	15.1	11.2	9.3	10.3	15.9
Financial income	7.4	6.9	8.8	9.9	7.5	6.5	4.7	3.7	3.2	3.3
Non-Operating Expenses	17.5	24.9	29.0	19.5	37.0	23.0	18.3	25.0	30.7	19.0
Financial expense	8.0	6.1	4.9	4.6	15.9	12.4	10.2	8.7	8.1	5.1

*1 Financial income is the sum of interest income, interest on marketable securities, interest on investment securities, dividend income, profit on redemption of securities, etc.

*2 Financial expense is the sum of interest expense, bond interest paid, loss of redemption of securities, etc.

Recurring profit


(Billions of Yen)
300
250
200
150
100
50
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Recurring profit	132.0	141.7	115.1	165.2	139.5	132.0	156.6	173.2	213.5	270.2

Extraordinary Profit and Loss


(Billions of Yen)
50
0
(50)
(100)
(150)
(200)
(250)
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Extraordinary Profit and loss	2.5	0.1	(5.0)	(5.0)	(12.0)	(12.3)	(58.4)	(30.7)	(221.2)	(168.9)
Extraordinary Profit	8.7	12.5	3.8	6.2	16.8	20.7	30.0	18.3	29.3	79.2
Gain on sale of property, plant and equipment	5.9	5.0	2.5	4.5	8.0	16.3	28.2	15.4	17.2	73.3
Extraordinary Loss	6.1	12.4	8.8	11.3	28.8	33.0	88.5	49.0	250.5	248.2
Loss on sale of property, plant and equipment	0.3	0.2	0.1	0.1	2.9	1.6	2.2	2.6	4.8	2.2
Loss on disposal of property, plant and equipment	4.7	10.6	8.1	9.2	11.9	13.3	9.3	9.8	10.8	13.6
Business restructuring costs	—	—	—	—	—	—	13.4	11.4	40.8	224.8
Loss on discontinued operations	—	—	—	—	—	3.8	—	1.8	5.8	—

*Extraordinary loss in FY2004 includes ¥125 billion of one-time loss on recognition of obligations under Public Official Mutual Assistance Association Law.

Net Income (Loss)


(Billions of Yen)
80
60
40
20
0
(20)
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Net Income (Loss)	67.9	80.1	58.0	74.6	50.7	43.6	36.8	75.3	(7.6)	62.5

Earnings per Share (EPS)


(Yen)
40,000
30,000
20,000
10,000
0
(10,000)
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ EPS	33,974	40,098	29,010	37,316	25,395	21,843	18,425	37,527	(3,966)	32,089

Return on Equity (ROE)


(%)
8
6
4
2
0
(2)
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
— ROE	5.6	6.3	4.4	5.4	3.5	2.9	2.4	4.7	(0.5)	4.2

Return on Assets (ROA)


(%)
10
8
6
4
2
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
ROA	7.2	7.8	6.6	8.3	6.1	4.7	5.4	6.4	7.9	9.2

*ROA = (Operating Income + Financial Income) / Total Asset

Free Cash Flow (FCF)


(Billions of Yen)
400
300
200
100
0
(700)
(800)
'00 '01 '02 '03 '04 '05

Years ended March 31	2000	2001	2002	2003	2004	2005
FCF	(786.4)	307.3	31.4	170.3	269.1	269.4

- Free cash flow is cash flow from operating activities plus cash flow from investing activities, less the items below:
  From cash flow from operating activities:
  Interest received, dividends received and tax implication by deducting the items (assumed corporate tax rate: 42%); and
  Interest paid and the tax implication by deducting the item (assumed corporate tax rate: 42%)
  From cash flow from investing activities:
  Purchases of and proceeds from sale of marketable securities; and
  Purchases of and proceeds from sale of investment securities and others
- FCF calculated according to the above adjustment may not be equal to FCF shown in the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjustment above.
- Figures for the year ended March 31, 2000, include the cash outlay for acquiring RJRI, Nabisco's non-US tobacco business; about ¥950 billion.

Capital Expenditure (CAPEX)


(Billions of Yen)
500
400
200
100
0
'99 '00 '01 '02 '03 '04 '05

Years ended March 31	1999	2000	2001	2002	2003	2004	2005
Capital Expenditure	82.0	442.8	114.8	96.5	109.1	90.8	85.1
Tobacco Business	57.6	401.1	77.3	70.0	60.9	60.5	65.2
Pharmaceuticals Business	1.7	3.8	3.6	2.2	1.1	2.6	3.1
Foods Business	4.7	14.5	4.2	6.9	7.2	9.1	7.3
Other Business	17.8	23.2	29.2	18.1	38.8	18.0	10.6

- CAPEX in FY1999-2000 = Tangible Assets + Intangible Assets
- CAPEX in FY2001–2005 = Tangible Assets + Intangible Assets + Long-Term Prepaid Expenses
- CAPEX in FY2000 includes intangible Assets of ¥323 billion related to the RJRI acquisition.

Depreciation & Amortization


(Billions of Yen)
200
150
100
50
0
'00 '00 '01 '02 '03 '04 '05

Years ended March 31	1999	2000	2001	2002	2003	2004	2005
Depreciation & Amortization	88.6	138.8	172.0	170.3	148.3	139.4	126.7
Tobacco Business	63.8	110.1	130.3	128.8	108.0	104.7	101.2
Pharmaceuticals Business	3.4	4.9	9.7	10.4	8.7	8.4	3.6
Foods Business	3.7	6.0	14.7	14.1	13.7	8.1	5.9
Other Business	17.0	17.1	16.6	17.8	18.7	18.6	16.3

- In FY1999-2000 Depreciation & Amortization = Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets
- In FY2001–2005 Depreciation & Amortization = Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets + Amortization of Long-Term Prepaid Expenses + Amortization of Goodwill.

Total assets



(Billions of Yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

As of March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Total assets	2092.6	2108.5	2058.6	2228.5	3095.2	3188.2	3063.0	2957.6	3029.0	2982.0
Tobacco Business				1634.9	2346.7	2452.7	2309.5	2153.0	2122.2	2112.8
Pharmaceuticals Business				121.1	126.6	129.9	125.2	114.7	114.3	117.8
Foods Business				92.6	126.9	133.8	133.2	135.3	141.4	141.6
Other Business				175.0	195.5	198.1	190.1	236.5	250.2	197.0

Shareholders' Equity and Equity Ratio



(Billions of Yen)
(%)
2,000
1,500
1,000
500
0
70
60
50
40
30
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

As of March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Shareholders' Equity	1,245.5	1,310.9	1,355.6	1,415.9	1,526.5	1,513.8	1,613.1	1,622.6	1,507.9	1,498.2
Equity Ratio	59.5	62.2	65.9	63.5	49.3	47.5	52.7	54.9	49.8	50.2

100

Book Value per Share (BPS)



(Yen)
800,000
600,000
400,000
200,000
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

As of March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
BPS	622,770	655,493	677,833	707,998	763,291	756,922	806,552	811,204	771,516	781,813

Liquidity and Interest-Bearing Debt



(Billions of Yen)
900
800
700
600
500
400
300
200
100
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

As of March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Liquidity	704.8	755.4	713.8	806.2	496.8	645.7	550.7	623.5	798.4	863.6
Interest-Bearing Debt	137.5	134.3	115.7	123.3	660.5	606.0	511.7	424.4	381.2	230.7

Liquidity=Cash and deposits + Marketable securities+Commercial Paper received under repurchase agreement.

Interest-Bearing Debt=Short-Term Debt+Bonds+Long-Term Debt.

Note: Tobacco excise taxes accrued but unpaid due to a bank holiday on the fiscal year end of 1996 and 2001 ([March 31, 1996] 139.2 billion yen, [March 31, 2001] 146.2 billion yen) resulted in an increase of liquidity in 1996 and 2001.

Debt / Equity Ratio


(Times)
0.5
0.4
0.3
0.2
0.1
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

As of March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Debt / Equity Ratio*	0.11	0.10	0.09	0.09	0.43	0.40	0.32	0.26	0.25	0.15

*Debt to Equity Ratio = Interest-bearing debt / Shareholder's equity

Interest coverage ratio


(Times)
60
40
20
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Interest coverage ratio*	18.1	26.7	28.2	38.8	10.2	11.8	16.5	22.1	29.3	54.2

*Interest coverage ratio = net cash provided by operating activities divided by financial expenses**

Annual dividends per share


(Yen)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

As of March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Annual dividends per share	7,000	7,000	7,000	7,000	8,000	8,000	8,000	10,000	10,000	13,000

Dividend Payout Ratio on a Consolidated Basis


(%)
100
50
0
(200)
(300)
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Dividend Payout Ratio	20.6	17.5	24.1	18.8	31.5	36.6	43.4	26.6	(252.1)	40.5

Domestic Tobacco Business

Smoking Rate (by gender)


(%)
60
50
40
30
20
10
Male
All Adults
Female
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

At the time of survey	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
All Adults	36.3	35.1	34.6	33.6	33.6	32.9	32.7	30.9	30.3	29.4
Male	58.8	57.5	56.1	55.2	54.0	53.5	52.0	49.1	48.3	46.9
Female	15.2	14.2	14.5	13.3	14.5	13.7	14.7	14.0	13.6	13.2

Source: JT "Japan Smoking Rate Survey"

Smoking Rate (by age)


(%)
60
50
40
30
20
10
0
Total 20s 30s 40s 50s over-60s

Survey in 2004	Total	20s	30s	40s	50s	over-60s
Male	46.9	52.2	56.3	55.6	49.8	32.6
Female	13.2	19.7	21.3	16.0	12.7	5.8

Source: JT "Japan Smoking Rate Survey"

Number of Tobacco Retailers


(Thousands of Stores)
350
300
250
200
150
100
50
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

As of March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Tobacco Retailers	291	293	296	299	302	306	307	307	305	304

Source: Ministry of Finance

Taxation

All tobacco products sold in Japan are subject to the national tobacco excise tax, the national tobacco special excise tax, and the local tobacco excise tax. The national tobacco excise tax is set at ¥3,126 per thousand units, the national tobacco special excise tax is set at ¥820 per thousand units, and the local tobacco excise taxes is set at ¥3,946 per thousand units. In addition, under the Consumption Tax Law, 5% of consumption tax is imposed on as with other goods and services. All tobacco excise taxes and consumption tax are imposed not only for tobacco products manufactured in Japan but also for imported tobacco products. As for imported tobacco products, from April, 1987 no customs duties apply.

Breakdown of Package of Cigarettes

	List price ¥270 per pack		List price ¥280 per pack		List price ¥300 per pack	
Consumption Tax	¥12.86	4.76%	¥13.33	4.76%	¥14.29	4.76%
Retailer's Margin	¥27.00	10.00%	¥28.00	10.00%	¥30.00	10.00%
National Tobacco Excise Tax	¥62.52	23.16%	¥62.52	22.33%	¥62.52	20.84%
Local Tobacco Excise Tax	¥78.92	29.23%	¥78.92	28.19%	¥78.92	26.31%
National Tobacco Special Excise Tax	¥16.40	6.07%	¥16.40	5.86%	¥16.40	5.47%
JT's Proceeds	¥72.30	26.78%	¥80.83	28.87%	¥97.87	32.62%

Net sales excluding taxes (JT's Proceeds)

Net sales including taxes (National Tobacco Excise Tax through JT's Proceeds)

Retail price sales (all items)

System of Tobacco Sales



Customers
sales
JT
direct sales
Retailers
Wholesalers
requirement for the approval of retail price
approval
approval
licensing requirement for selling
registration for the wholesale
by way of wholesalers or direct sales
approval
The Minister of Finance
Registered Importers
requirement for the approval of retail price
imports
registration, notification
registration requirement for Registered Importers
Foreign tobacco companies

JT Sales Volume and JT Share



(Billions of Cigarettes)
(%)
350
300
250
200
150
100
50
0
100
90
80
70
60
50
40
30
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Total Domestic Market	3,347	3,483	3,280	3,366	3,322	3,245	3,193	3,126	2,994	2,926
□ JT Sales Volume	2,637	2,706	2,545	2,575	2,501	2,431	2,372	2,290	2,183	2,133
— JT Share	78.8	77.7	77.6	76.5	75.3	74.9	74.3	73.3	72.9	72.9
— JT Share, excluding *Marlboro*	76.0	74.0	73.3	71.3	69.2	67.6	66.2	64.7	63.9	63.6

Source: Tobacco Institute of Japan

Sales Volume of China Division and Domestic Duty-Free



(Billions of Cigarettes)
8
6
4
2
0
'02
'03
'04
'05

Years ended March 31	2002	2003	2004	2005
■ Sales Volume	5.8	6.0	5.4	5.1

Note: China Division covers China, Hong Kong, and Macau markets.

Note: As for the sales volume of the China Division for the year ended March 31, 2004, the 15 months from January 2003 to March 2004 are included. Except for the year ended March 31, 2004, the 12 months from January to December are included.

Market Share by JT Brand Family


(%)
80
60
40
20
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Mild Seven	36.3	35.8	34.8	34.8	34.5	34.0	33.2	32.5	32.6	32.9
▩ Caster	9.5	9.3	9.2	8.7	8.3	8.0	7.8	7.5	7.1	6.6
□ Seven Stars	8.4	8.2	7.9	7.8	7.8	7.7	8.2	8.3	8.4	8.3
□ Cabin	6.0	6.0	6.3	5.9	5.3	5.0	4.7	4.4	4.1	4.2
■ Peace	3.1	3.1	3.3	3.3	3.2	3.1	3.0	3.0	3.0	2.9
□ Frontier	3.7	3.4	3.6	3.3	3.1	2.9	2.8	2.6	2.2	1.9
□ Marlboro	2.8	3.6	4.3	5.2	6.1	7.3	8.1	8.5	9.0	9.3

Market Share by Tar Level and Market Share of Menthol Products

□ Tar 1mg Products


(%)
20
15
10
5
0
'00 '01 '02 '03 '04 '05

Years ended March 31	2000	2001	2002	2003	2004	2005
— 1 mg (*1)	11.7	12.9	14.0	14.6	16.1	18.4
— 1 mg JT Products	5.3	5.8	6.0	6.1	7.2	8.5

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

□ Tar 2-3 mg Products


(%)
10.0
7.5
5.0
2.5
0
'00 '01 '02 '03 '04 '05

Years ended March 31	2000	2001	2002	2003	2004	2005
— 2–3 mg (*1)	7.9	8.1	7.9	7.5	6.6	6.7
— 2–3 mg JT products	5.6	5.8	5.8	5.9	5.4	5.9

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

□ Tar 4-6 mg Products


(%)
30
25
20
15
10
5
0
'00 '01 '02 '03 '04 '05

Years ended March 31	2000	2001	2002	2003	2004	2005
— 4–6 mg (*1)	25.9	24.8	24.0	23.8	23.5	23.1
— 4–6 mg JT products	18.7	18.6	17.9	17.3	17.0	16.5

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

□ Tar 7-13 mg Products



Years ended March 31	2000	2001	2002	2003	2004	2005
— 7~13 mg (*1)	40.8	40.8	40.8	40.9	40.3	39.8
— 7~13 mg JT Products	32.7	32.2	32.0	31.6	30.9	30.0

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

□ Tar 14 mg or Higher Products



Years ended March 31	2000	2001	2002	2003	2004	2005
— 14 mg or Higher (*1)	13.7	13.4	13.4	13.3	13.4	12.1
— 14 mg or Higher JT Products	13.0	12.6	12.5	12.5	12.4	12.0

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

□ Menthol Products



Years ended March 31	2000	2001	2002	2003	2004	2005
— Menthol Products (*1,2)	8.6	10.0	11.3	12.7	14.0	16.4
— Menthol JT Products (*2)	4.6	5.5	6.4	6.8	7.6	8.9

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

*2 As menthol products comprise products of varying tar levels, the market share for menthol products overlaps with the market shares provided by tar level.

D-spec Products and Products Priced at ¥300 or more per pack



Years ended March 31	2003	2004	2005
— D-spec Products*	0.01	0.38	0.93
— JT Products Priced at ¥300 or more per pack	10.2	11.1	11.8
— JT Products Priced at ¥300 or more per pack, excluding Marlboro	1.7	2.1	2.5

*D-spec products are cigarettes with reduced odor in response to consumer demands for a reduction in the unpleasant smell of the smoke.

Composition of JT Products by Price Range



(%)
80
60
40
20
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
— Products priced at										
¥270 or less per pack[*1]	68.3	66.1	63.1	62.8	63.5	62.3	61.8	61.6	55.1	41.9
— Products priced at										
¥280 or more per pack[*2]	31.7	33.9	36.9	37.2	36.5	37.7	38.2	38.4	44.9	58.1

*1 ~Mar. 97: ¥220 or less, Apr. 97 ~ Nov. 98: ¥230 or less, Dec. 98 ~ Jun. 03: ¥250 or less
*2 ~Nov. 98: ¥240 or more, Dec. 98 ~ Jun. 03: ¥260 or more

Top 20 Selling Products in Japan by Market Share

(Year ended March 31, 2005)

	Product	Manufacturer	Share (%)
1	MILD SEVEN LIGHTS	JT	8.0
2	MILD SEVEN SUPER LIGHTS	JT	8.0
3	MILD SEVEN	JT	6.9
4	SEVEN STARS	JT	5.7
5	CASTER MILD	JT	3.5
6	MARLBORO LIGHTS MENTHOL BOX	JT	3.5
7	MILD SEVEN EXTRA LIGHTS	JT	3.1
8	CABIN MILD BOX	JT	2.1
9	LARK MILDS KS BOX	PM	2.0
10	MILD SEVEN ONE 100's BOX	JT	2.0
11	PIANISSIMO ONE	JTI	1.6
12	MARLBORO LIGHTS BOX	JT	1.5
13	HOPE (10)	JT	1.5
14	MARLBORO BOX	JT	1.4
15	FRONTIER LIGHTS BOX	JT	1.4
16	KENT ULTRA 1 100's BOX	BAT	1.3
17	SEVEN STARS BOX	JT	1.3
18	MILD SEVEN ONE BOX	JT	1.1
19	MILD SEVEN ONE	JT	1.1
20	PEACE LIGHTS BOX	JT	1.1

Note: PM = Philip Morris, BAT = British American Tobacco, JTI = JT International
Source: Tobacco Institute of Japan

Number of JT Cigarette Products



120
100
80
60
40
20
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Number of										
JT Cigarette Products	83	89	94	97	99	99	102	98	93	95

New Product Launches and Sales Area Expansion

Year ended March 31, 2004 (14 products)

Date	Product	Sales Region	Price		Tar (mg)	Nicotine (mg)
			Launch	After July 1, 2003		
May-03	HOPE MENTHOL	Aichi → Aichi, Tokyo, Osaka (*1) → Nationwide (*2)	¥130	¥140	8	0.6
Aug-03	ALPHABET H	Fukuoka → Discontinued		¥300	10	0.8
Aug-03	ALPHABET R	Fukuoka → Discontinued		¥300	7	0.6
Aug-03	ALPHABET C	Fukuoka → Discontinued		¥300	7	0.5
Aug-03	CABIN MILD MENTHOL BOX	Miyagi → Nationwide (*2)		¥280	7	0.6
Sep-03	CASTER SUPER MILD	Hiroshima → Nationwide (*6)		¥270	3	0.3
Nov-03	MILD SEVEN PRIME SUPER LIGHTS BOX	Tokyo → Nationwide (*3)		¥300	6	0.4
Jan-04	MILD SEVEN ONE MENTHOL BOX	Eastern Japan (incl. Kinki region), Okinawa → Nationwide (*4)		¥270	1	0.1
Jan-04	BITTER VALLEY	Hiroshima, Shimane, Yamaguchi → Discontinued		¥300	8	1.0
Jan-04	FUJI RENAISSANCE	Okayama, Tottori, Shikoku Region → Discontinued		¥300	6	0.7
Jan-04	FUJI RENAISSANCE 100's	Kumamoto, Oita → Kumamoto, Oita, Okayama, Tottori, Kagawa, Ehime, Tokushima, Kochi (*5)		¥300	6	0.7
Jan-04	HILITE MENTHOL	Fukuoka, Saga, Nagasaki → Fukuoka, Saga, Nagasaki, Tokyo (*7) → Nationwide		¥270	10	0.7
Jan-04	BB SLUGGER	Miyazaki, Kagoshima → Discontinued		¥300	12	1.1
Mar-04	MILD SEVEN PRIME MENTHOL LIGHTS BOX	Tokyo → Nationwide (*7)		¥300	6	0.4

(*1) Expanded sales in January 2004.
(*2) Expanded sales in May 2004.
(*3) Expanded sales in March 2004.
(*4) Expanded sales in April 2004.
(*5) Expanded sales in June 2004.
(*6) Expanded sales in August 2004.
(*7) Expanded sales in September 2004.
(*8) Expanded sales in October 2004.

Years ended March 31, 2005 (18 products)

Date	Product	Sales Region	Price	Tar (mg)	Nicotine (mg)
Jul-04	HOPE SUPER LIGHTS	Hokkaido → Nationwide (*2)	¥140	6	0.5
Jul-04	GOLDEN BAT BOX	Miyagi → Discontinued	¥300	8	0.6
Jul-04	GOLDEN BAT MENTHOL BOX	Miyagi → Discontinued	¥300	8	0.6
Jul-04	ALPHABET H SIDE SLIDE BOX	Tokyo → Tokyo, Kanagawa, Chiba, Saitama, Fukuoka (*1)	¥300	10	0.8
Jul-04	ALPHABET R SIDE SLIDE BOX	Tokyo → Tokyo, Kanagawa, Chiba, Saitama, Fukuoka (*1)	¥300	7	0.6
Jul-04	ALPHABET C SIDE SLIDE BOX	Tokyo → Tokyo, Kanagawa, Chiba, Saitama, Fukuoka (*1)	¥300	7	0.5
Jul-04	SIESTA	Kanagawa → Discontinued	¥300	1	0.1
Jul-04	CASTER COOL VANILLA MENTHOL BOX	Shizuoka → Shizuoka, Osaka and areas west of Nara (excl. Fukuoka, Kagoshima, Miyazaki) (*1) → Nationwide (*2)	¥270	3	0.3
Jul-04	PEACE AROMA MENTHOL BOX	Aichi → Aichi, Shizuoka, Yamanashi, Niigata, Tochigi and areas east of Ibaraki (*1) → Nationwide (*2)	¥300	7	0.6
Jul-04	MILD SEVEN PRIME BOX	Osaka → Discontinued	¥300	10	0.7
Jul-04	MILD SEVEN PRIME LIGHTS BOX	Osaka → Osaka, Fukuoka (*1)	¥300	8	0.6
Jul-04	SEVEN STARS LIGHTS BOX	Fukuoka → Nationwide (*2)	¥280	7	0.7
Feb-05	SEVEN STARS REVO LIGHTS MENTHOL BOX	Gunma, Nagano	¥300	7	0.6
Feb-05	FRONTIER NEO BOX	Gifu	¥300	1	0.1
Feb-05	LUCIA CITRUS FRESH MENTHOL ONE	Aichi	¥300	1	0.1
Feb-05	MILD SEVEN SUPER LIGHTS ECO STYLE	Mie	¥270	6	0.5
Feb-05	RIN	Kyoto, Shiga, Fukui, Ishikawa, Toyama	¥350	11	1.2
Feb-05	SAKURA	Kagoshima, Miyazaki	¥300	10	0.8

(*1) Expanded sales in February 2005.
(*2) Expanded sales in April 2005.

JT Net Sales Excluding Taxes per Thousand Cigarettes



(Yen)
4,000
3,900
3,800
3,700
3,600
3,500
'99 '00 '01 '02 '03 '04 '05

Years ended March 31	1999	2000	2001	2002	2003	2004	2005
— JT Net Sales Excluding Taxes Per Thousand Cigarettes	3,790	3,822	3,840	3,850	3,856	3,908	3,941

JT Net sales excluding taxes thousand cigarettes = (retail price sales - retailer margins - consumption tax
- national tobacco excise tax - local tobacco excise tax
- national tobacco special excise tax) / sales volume X 1,000

Number of Tobacco Vending Machines



(Thousands)
700
600
500
400
300
200
100
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 Total Tobacco Vending Machines
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 JT Tobacco Vending Machines

Years ended December 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Total Tobacco Vending Machines	498	504	505	527	529	625	629	629	626	622

Source: Japan Vending Machine Manufacturers Association

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
□ JT Tobacco Vending Machines	110	117	128	146	193	220	251	254	237	226

Number of Domestic Cigarette Manufacturing Factories



30
25
20
15
10
5
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Domestic Cigarette Manufacturing Factories	26	25	25	25	25	25	25	22	18	10

Number of Domestic Tobacco Growers and Area under Domestic Leaf Tobacco Cultivation


(Thousands of Growers)
(Thousands of Hectares)
35
30
25
20
15
10
5
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Number of Domestic Tobacco Growers	30	28	27	25	24	23	21	20	20	18
— Area under Domestic Leaf Tobacco Cultivation	26	26	25	25	24	24	23	23	22	21

Volume of Domestic and International Leaf Tobacco Purchase


(Thousands of Tons)
120
100
80
60
40
20
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Domestic	70	66	68	63	64	60	60	58	50	52
□ International	109	87	94	100	95	94	100	85	90	85

Value of Domestic Leaf Tobacco Purchase and Price per 1 kg


(Billions of Yen)
(Yen)
200
2,000
150
1,900
100
1,800
50
1,700
0
1,600
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Amount	136.6	123.5	130.1	118.5	121.6	117.1	114.7	109.2	93.1	98.0
— Price per 1 kg	1,941	1,872	1,901	1,853	1,879	1,926	1,895	1,878	1,839	186.2

Leaf Tobacco Reappraisal Profit / Loss


(Billions of Yen)
15
12
9
6
3
0
(3)
(6)
(9)
(12)
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
■ Leaf Tobacco Reappraisal	(6.6)	7.5	5.3	12.8	14.7	4.1	1.9	0.7	6.6	(9.8)

*( ) indicates reappraisal loss.

International Tobacco Business

Worldwide demand for cigarette


(Billions of Cigarettes)
6,000
5,500
5,000
4,500
4,000
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Worldwide demand for cigarette	5,616	5,615	5,413	5,372	5,407	5,469	5,471	5,602	5,662	5,690

Source: The Maxwell Report "Top World Cigarette Market Leaders"

Market Share of the Top International Tobacco Companies

(%)

Years ended December 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Philip Morris	14.5	15.9	17.5	17.6	16.2	16.5	16.6	16.3	16.3	16.7
British American Tobacco	11.9	12.4	13.2	13.3	13.9	14.8	14.8	13.9	14.0	15.0
JT	4.8	4.6	4.7	4.7	8.5	8.2	8.3	7.8	7.5	7.6
Reynolds American	5.4	5.6	5.9	5.6	1.8	1.8	1.7	1.6	1.4	2.0
Rothmans	3.6	3.9	4.4	4.3	1.3	—	—	—	—	—

Source: The Maxwell Report "Top World Cigarette Market Leaders"

Top 10 Brands by Sales Volume Worldwide (Year ended December 31, 2004)

(Billions of cigarettes)

Brand	Brand Owner	Total World Annual Sales Volume
1. Marlboro	Philip Morris	466.4
2. Mild Seven	JT	115.6
3. L&M	Philip Morris	113.4
4. Winston	Total*	85.0
	JT	70.2
	Reynolds American	14.8
5. Camel	Total*	58.8
	JT	35.8
	Reynolds American	23.0
6. Cleopatra	Eastern Tobacco	58.2
7. Derby	British American Tobacco	45.1
8. Philip Morris	Philip Morris	34.2
9. Kent	British American Tobacco, Lorillard	33.8
10. Pall Mall	Reynolds American, British American Tobacco	33.3

Source: The Maxwell Report "Top World Cigarette Market Leaders" (2003)

*Sales volume within the United States and that outside the United States belong to Reynolds American and JT, respectively.

International Tobacco Sales Volume by Brand

(Billions of Cigarettes)



Years ended December 31	2000	2001	2002	2003	2004
Total	203.1	215.1	203.3	198.8	212.4
GFB total	95.7	107.8	109.8	117.5	131.4
Camel	33	36	34	34.8	35.1
Winston	35	43	48	55.9	70.1
Mild Seven	16	18	17	17.2	17.2
Salem	11	11	11	9.7	8.9
Other brands	107.4	107.3	93.5	81.3	81.0

Sales volume in the China Division (China, Hong Kong, and Macau) was included in 2000 and 2001, but excluded in 2002 and 2003.

International Tobacco Sales Volume by Region

(Billions of Cigarettes)



Years ended December 31	2000	2001	2002	2003	2004
Total	203.1	215.1	203.3	198.8	212.4
Asia	38	42	39	40.4	40.6
Europe	37	38	38	36.9	38.1
Americas	11	11	10	9.9	9.9
CIS & Others	118	124	116	111.6	123.8

Sales volume in the China Division (China, Hong Kong and Macau) were included in 2000 and 2001, but excluded in 2002 and 2003.

JTI Net Sales Excluding Taxes per Thousand Cigarettes

(U.S. Dollars)



Years ended December 31	2000	2001	2002	2003	2004
Net Sales Excluding Taxes per Thousand Cigarettes	14.4	14.0	15.0	17.4	18.6

Net sales in the China Division (China, Hong Kong, and Macau) were included in 2000 and 2001, but excluded in 2002 and 2003.

Number of International Cigarette Manufacturing Factories



As of January 1	2001	2002	2003	2004	2005
Number of International Cigarette Manufacturing Factories	18	17	16	16	16

Pharmaceuticals Business

R&D expense in Pharmaceuticals on a Nonconsolidated Basis


(Billions of Yen)
35
30
25
20
15
10
5
0
'00
'01
'02
'03
'04
'05

Years ended March 31	2000	2001	2002	2003	2004	2005
■ R&D expense in Pharmaceuticals	26.0	29.0	34.5	26.4	23.1	20.1

Royalty Income from *Viracept* ®


(Millions of U.S. Dollars)
150
100
50
0
'00
'01
'02
'03
'04
'05

Years ended March 31	2000	2001	2002	2003	2004	2005
■ Royalty income from *Viracept* ®	146	126	110	75	68	58

Clinical Development

As of April 27, 2005

Code	Stage	Indication	Mechanism	Characteristics	開発	権利
JTE-607 (inj)	Phase II (JPN) Phase I (Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT	
JTT-705 (oral)	Phase I (JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol	Developed by JT	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTK-003 (oral)	Phase II (JPN) Phase II (Overseas)	Hepatitis C	HCV RNA polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT	
JTT-130 (oral)	Phase II (JPN) Phase I (Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP (MTP: Microsomal Triglyceride Transfer Protein)	Developed by JT	
JTK-303 (oral)	Phase I (JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an en zyme that is involved in the replication of HIV (HIV: Human Immunodeficiency Virus)	Developed by JT	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan . (March 2005)
JTT-302 (oral)	Phase I (Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol	Developed by JT	

Foods Business

Net Sales


(Billions of Yen)
300
250
200
150
100
50
0
'00
'01
'02
'03
'04
'05

Years ended March 31	2000	2001	2002	2003	2004	2005
■ Foods Business	195.0	210.3	221.1	232.4	250.1	265.3
Processed Foods	—	41.6	48.0	60.0	73.6	87.8
Beverages	—	165.4	173.1	172.3	176.5	177.4

Note: From FY2003, we included JTDS and HANS in Processed Foods, and we corrected the data of 2002. Sales figures of Processed Foods of FY2002 and the data of FY2001 are not continuous.

Number of Marking / Combined Vending Machines


(Machines)
100,000
80,000
60,000
40,000
20,000
0
'00
'01
'02
'03
'04
'05

As of March 31	2000	2001	2002	2003	2004	2005
Vending machines	—	—	190,000	201,000	211,000	226,000
■ JT-Owned	30,000	31,000	36,500	45,500	45,000	44,500
□ Combined	20,000	31,000	38,500	43,500	50,500	55,500

Note: Number of vending machines includes machines operated by JT's affiliates and cup vending machines. Combined vending machines focus on JT brand beverages but also sell non-JT brand beverages.

Number of Employees

Number of Employees (Consolidated)


(employees)
50,000
40,000
30,000
20,000
10,000
0
'00
'01
'02
'03
'04
'05

As of March 31	2000	2001	2002	2003	2004	2005
■ Total	41,703	40,237	39,387	38,628	39,243	32,640
Tobacco Business	32,367	30,894	29,860	28,946	28,504	24,350
Pharmaceuticals Business	1,682	1,670	1,580	1,530	1,551	1,566
Foods Business	3,397	3,654	4,097	4,581	5,409	5,357
Other Business	3,093	2,820	2,707	2,437	2,608	706
Corporate	1,164	1,199	1,143	1,134	1,171	661

Note: Number of employees is counted at working base. Figures for Tobacco Business include JT International.

As of March 31	2000	2001	2002	2003	2004	2005
□ Working base (Non-consolidated)	16,235	15,588	14,462	14,172	13,769	10,124
Register base (Non-consolidated)	20,194	19,355	17,851	17,272	16,690	11,300

As of December 31	1999	2000	2001	2002	2003	2004
JT International (Thousands of Employees)	13.0	11.8	11.7	11.6	11.9	12.0

Shareholder Information (As of March 31, 2005)

Common Stock

Authorized: 8,000,000 shares

Issued: 2,000,000 shares

Number of shareholders: 60,907

Stock Exchange Listings

First Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange;

Fukuoka Stock Exchange; Sapporo Securities Exchange

Transfer Agent

The Mitsubishi Trust and Banking Corporation

4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Principal Shareholders

Name	Shares held
The Minister of Finance	1,000,756
Japan Trustee Services Bank, Ltd. (Trust Account)	50,464
The Master Trust Bank of Japan, Ltd.	48,956
State Street Bank and Trust Company 505103	35,942
Mizuho Bank, Ltd.	27,000
JBMCB USA Residents Pension 385051	18,673
The Chase Manhattan Bank, N.A. London	18,187
JT Employee Shareholding Association	17,557
State Street Bank and Trust Company	17,377
Mellon Bank N.A. as Agent for Its Client Mellon Omnibus U.S. Pension	17,084

Composition of Shareholders


(%)
100
80
60
40
20
0
7.2
10.7
1.3
0.1
13.9
66.8
6.7
11.2
1.2
0.1
14.1
66.7
6.2
11.7
1.1
0.4
13.8
66.7
8.2
12.8
1.1
0.3
13.1
64.5
9.5
23.7
1.1
0.7
15.0
50.0
'01
'02
'03
'04
'05
Japanese government
Financial institutions
Securities companies
Other institutions
Foreign institutions and others
Individuals and others

Stock Price Range and Trading Volume


(Yen)
1,500,000
1,000,000
500,000
0
(Points)
1,500
1,000
500
0
JT (left scale)
TOPIX (right scale)
(Shares)
200,000
150,000
100,000
50,000
0
Trading Volume
02/4
02/6
02/8
02/10
02/12
03/2
03/3
03/4
03/6
03/8
03/10
03/12
04/2
04/3
04/4
04/6
04/8
04/10
04/12
05/2
05/3
05/4
05/5

JT Stock Data

	04/4	04/5	04/6	04/7	04/8	04/9	04/10	04/11	04/12	05/1	05/2	05/3	05/4	05/5
High (Yen)	919,000	903,000	881,000	860,000	898,000	924,000	971,000	1,010,000	1,180,000	1,160,000	1,150,000	1,330,000	1,360,000	1,470,000
Low (Yen)	764,000	801,000	825,000	840,000	853,000	863,000	917,000	933,000	975,000	1,020,000	1,030,000	1,150,000	1,190,000	1,330,000
Monthly trading volume (shares)	70,854	73,059	204,158	92,014	106,086	66,351	73,334	84,241	112,400	97,446	104,018	129,195	127,673	104,505

Note: Highs, lows, and monthly trading volume of shares refer to those on the First Section of the Tokyo Stock Exchange.

Members of the Board, Auditors, and Executive Officers (As of June 24, 2005)

Members of the Board

Representative Director and Chairman of the Board

Yoji Wakui

Representative Directors

Katsuhiko Honda

Takao Hotta

Kazuei Obata

Seigo Nishizawa

Members of the Board

Tetsuji Kanamori

Noriaki Okubo

Yasushi Shingai

Hiroshi Kimura

Auditors

Standing Auditors

Hisashi Tanaka

Masaaki Sumikawa

Auditors

Hiroyoshi Murayama

Takanobu Fujita

Executive Officers

President Chief Executive Officer

Katsuhiko Honda

Executive Deputy Presidents

Takao Hotta
Assistant to CEO in Compliance, Finance, Communications, General Administration, Legal, and Operational Review and Business Assurance

Kazuei Obata
Chief Strategy Officer and Assistant to CEO in Human Resources

Seigo Nishizawa
President, Tobacco Business and Assistant to CEO in Vending Machinery

Senior Executive Vice Presidents

Yasumasa Matsunaga
Product Group, Tobacco Business

Tetsuji Kanamori
President, Food Business

Executive Vice Presidents

Ichiro Kumakura
Research & Development General Division, Tobacco Business

Koji Nishihara
Sales Headquarters, Tobacco Business

Shigeo Ishiguro
Head of Central Pharmaceutical Research Institute, Chief Scientific Officer, Pharmaceutical Business

Ryoichi Yamada
Chief General Affairs Officer

Ryuichi Shimomura
Chief Legal Officer

Senior Vice Presidents

Tadashi Iwanami
Blending & Product Development General Division, Tobacco Business

Kenji Iijima
Manufacturing General Division, Tobacco Business

Tatsuya Hisano
Domestic Leaf Tobacco General Division, Tobacco Business

Mitsuomi Koizumi
Tobacco Business Planning Division, Tobacco Business

Seiki Sato
Corporate, Scientific & Regulatory Affairs, Tobacco Business

Noriaki Okubo
President, Pharmaceutical Business

Gisuke Shiozawa
Soft Drink Business Division, Food Business

Mutsuo Iwai
Food Business Division, Food Business

Yoshiyuki Murai
Chief Human Resources Officer

Yasushi Shingai
Chief Financial Officer

Masakazu Shimizu
Chief Communications Officer

Corporate Data (As of March 31, 2005)

Head Office
2-1, Toranomon 2-chome,
Minato-ku, Tokyo 105-8422, Japan
Tel: (81)3-3582-3111
Fax: (81)3-5572-1441

Date of Establishment
April 1, 1985

Paid-in Capital
¥100 billion

Number of Employees
32,640

Domestic Sales Offices
Sapporo (Hokkaido)
Sendai (Miyagi)
Tokyo (Tokyo)
Nagoya (Aichi)
Osaka (Osaka)
Hiroshima (Hiroshima)
Takamatsu (Kagawa)
Fukuoka (Fukuoka)
23 other sales offices

Domestic Factories
Kita-Kanto (Tochigi)
Tokai (Shizuoka)
Kansai (Kyoto)
Kita-Kyushu (Fukuoka)
12 other factories

Domestic Laboratories
Leaf Tobacco Research Laboratory (Tochigi)
Tobacco Science Research Institute (Kanagawa)
Central Pharmaceutical Research Institute (Osaka)

For further information, please contact:
Media & Investor Relations Division,
Phone: (81)3-5572- 4316
Fax: (81)3-5572-1441

JT International S.A.
14, Chemin Rieu, CH-1211, Geneva 17, Switzerland
Tel: (41)-22-7030-777
Fax: (41)-22-7030-789

Members of JT International Executive Committee
(As of July 1, 2005)

PIERRE DE LABOUCHERE
President & Chief Executive Officer

HIROSHI KIMURA
Executive Vice President & Assistant to the CEO

JEAN-FRANCOIS LEROUX
Executive President Europe

DAVID J.AITKEN
Executive President Americas

MUNEAKI FUJIMOTO
Executive President Asia Pacific

THOMAS A.McCOY
Executive President CIS &Baltics, Middle East, Africa

ROBERTO ZANNI
Senior Vice President Consumer & Trade Marketing

RYOZO KUSHIYAMA
Senior Vice President Research & Development

JOHN W. MATTERN
Senior Vice President Global Supply Chain

MARTIN BRADDOCK
Senior Vice President Finance, Information Technology & Chief Financial Officer

JÖRG SCHAPPEI
Senior Vice President Human Resources

PAUL R. BOURASSA
Senior Vice President Legal, Corporate Affairs and Chief Compliance Officer

JAPAN TOBACCO INC.

2-1, Toranomon 2-chome, Minato-ku,
Tokyo 105-8422, Japan
Tel: (81) 3-3582-3111
Fax: (81) 3-5572-1441
www.jti.co.jp

This annual report is printed on recycled paper.
Printed in Japan

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For the month of August 2005, Japan Tobacco Inc. has no Japanese language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Business Report for the first quarter of the fiscal year ending March 31, 2006

2. Company's Annual Report 2005

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

Business Report for the first quarter of the fiscal year ending March 31, 2006

<A Message from Management>

In the fiscal year ending March 2006, JT and the Group are actively promoting management activities aiming at sales-growth strategy and sustainable growth based on a business foundation we had established by the previous year.

During the first quarter, we have smoothly shifted to the new system and established a new fighting force to accomplish our mid-term management plan, called "JT PLAN-V" under the drastic changes in the personnel composition and the business structure such as the voluntary retirement program, termination of the Marlboro license agreement, and integration of JT International S.A. (JTI) products into the domestic tobacco business.

Overview of the financial results for the first quarter of FY 3/2006

JT posted higher earnings on lower sales for the three months period ended June 30, 2005 as is listed in Table 1. Looking at net sales (excluding the tobacco excise tax) by business segment (see Chart 1), in the domestic tobacco business marked decrease by JPY 4.5 billion compared with the corresponding figure for the previous year due to the decline in sales volume. On the other hand, the international tobacco business showed an increase by JPY 7.8 billion compared with the corresponding figure for the previous year thanks to the sales growth of Global Flagship Brands (Camel, Winston, Mild Seven and Salem, hereinafter "GFB"). The pharmaceuticals business increased by JPY 0.3 billion compared with the corresponding figure for the previous year due to the one-time income earned by licensing of an anti-HIV drug, and the foods business achieved increase of JPY 3.7 billion compared with the corresponding figure for the previous year driven by the expansion of the beverage vending machine distribution network. The other businesses decreased by JPY 9.1 billion compared with the corresponding figure for the previous year. As a result, total net sales amounted to JPY 492.7 billion, decreased by JPY 1.6 billion compared with the corresponding figure for the previous year.

Operating income was JPY 85.5 billion, increased by JPY 18.0 billion compared with the corresponding figure for the previous year, due in part to the decrease in personnel expenses and cost reduction efforts in the domestic tobacco business and in others, as well as profit growth in the international tobacco business driven by sales growth of GFB (see Chart 2).

Net income for the three months period was JPY 47.5 billion, increased by JPY 4.2 billion compared with the corresponding figure for the previous year, although the extraordinary loss and profit was worsened by an increase in losses on sale and disposal of fixed assets.

(Billions of yen)

	Q1 FY3/2005	Q1 FY3/2006	Change
Sales(Tax included)	1,161.0	1,151.0	△ 10.0
Sales(Tax excluded)	494.4	492.7	△ 1.6
EBITDA*	98.6	115.8	17.2
Operating income	67.4	85.5	18.0
Recurring profit	65.5	84.3	18.8
Net income	43.3	47.5	4.2

* EBITDA=Operating income + depreciation and amortization

(Table 1)



Q1 FY3/2005
494.4
Domestic Tobacco (Tax Excluded)
△4.5
International Tobacco (Tax Excluded)
+7.8
Pharmaceuticals
+0.3
Foods
+3.7
Others
△9.1
△1.6
Q1 FY3/2006
492.7
460
470
480
490
500
510
(Billions of yen)

(Chart 1) Sales (Tax excluded)



Q1 FY3/2005
67.4
Domestic Tobacco
+8.7
International Tobacco
+5.7
Pharmaceuticals
+1.2
Foods
0
Others
△1.2
Elimination
+3.4
+18
Q1 FY3/2006
85.5
0
10
20
30
40
50
60
70
80
90
(Billions of yen)

(Chart 2) Operating Income

Forecasts of consolidated business results for the fiscal year ending March 2006

In this fiscal year, JT is aiming at the profit level higher than what is planned in "JT PLAN-V" for the current fiscal year, and the business result for the three months period ended June 30, 2005 was favorable achievement as shown in Table 1. Consequently, there is no change in the forecasts of consolidated business results for the fiscal year ending March 2006, which we showed in the previous report (see Table2, announced on April 27, 2005).

(Billions of yen)

	FY3/2005	Forecasts for FY3/2006	Change
Net Sales	4,664.5	4,640.0	△ 24.5
EBITDA	400.1	423.0	22.8
Operating income	273.3	297.0	23.6
Recurring profit	270.2	293.0	22.7
Net income	62.5	180.0	117.4
ROE	4.2%	11.4%	7.2%
Cash flow	269.4	108.0	△ 161.4

(Table 2) Forecasts of consolidated business results for FY 3/2006 (announced on April 27,2005)

Toward the completion of "JT PLAN-V"

In the fiscal year ending March 2006, the final year of "JT PLAN-V", the whole company has been aggressively promoting the future-oriented management activities, including reinforcement of the corporate organization and individual competitiveness and enhancement of our business foundation, in order to achieve profit growth along with the efforts toward the complete execution of "JT PLAN-V". Looking ahead to the rest of the year, there are some matters to note, such as the new warning label applied on domestic tobacco package in July and its influence on total tobacco demand in addition to escalating competitions. However, we continue ceaseless efforts to achieve the financial target through steady implementation of the plan for regaining the market share.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

<TOP Interview>

Question 1) After the termination of the Marlboro license agreement, how is the situation surrounding the market share of domestic tobacco business?

Answer) Mainly due to the termination of the Marlboro license agreement at the end of April, our market share for this first quarter decreased to 69.6% (see Chart 1).

However, JT's market share on the new measurement basis, which is calculated with JTI products but without Marlboro, leveled off from the quarter from January to March this year, and it was almost flat over the past two years.

While 13 new products were launched into test markets beginning of July, and JTI products for the Japan market was integrated into the domestic tobacco business, neither the launch of new products nor the integration of JTI products has yet become effective, as not so much time has passed since each event. However, we will continue reinforcing our sales and merchandise power to regain the market share.



(%)
JT share (on original basis)
JT share (on new basis)
73.0 72.9 72.7 73.1 73.0 73.0 72.7 72.7 69.6
67.3 66.6 66.6 66.7 66.7 66.6 66.4 66.1 66.1
4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 4-6
2003 2004 2005

(Chart 1)

*original basis: JT's original products + Marlboro to the end of April 2005 + integrated JTI products from May 2005 (Camel, Winston, Salem, etc.)
new basis: JT's original products + integrated JTI products (Camel, Winston, Salem, etc.)



(%)
JT menthol product share
JT products priced at ¥300 or more per pack share
JT 1-mg tar product share
8.7 9.3 9.2 10.0 10.4 10.3 10.7 11.1 11.3
4.3 4.4 4.6 5.2 5.6 5.5 5.8 6.1 6.3
4.2 4.3 4.5 5.1 5.0 5.1 4.8 5.1 5.1
4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 4-6
2003 2004 2005

(Chart 2)

Question 2) How is the JT share developing in the growing segment?

Answer) Mainly thanks to the integration of JTI products into the domestic tobacco business and the active launch of new products, the level of the share on the new measurement basis has risen for the "1-mg tar segment," and the share of the "menthol products" is also maintaining an upward trend. Also, the "300 yen or above product segment" stably maintained a market share of around 5% on the new measurement basis.

Question 3) During the first half of the year (January through June), how was the sales volume of international tobacco developing?
Answer) Total sales volume for the first half of 2005 increased by 3.1 billion cigarettes to 104.6 billion cigarettes compared with the corresponding figure for the previous year, thanks to sales growth in Russia, Iran, Ukraine, Italy and Taiwan. This offset the decrease in the license-based Philippines, and the tax hike induced decrease in Turkey and Korea. GFB sales volume increased by 1.6 billion cigarettes to 64.4 billion cigarettes compared with the corresponding figure for the previous year, mainly driven by the sales growth of Winston in Russia, Iran, Ukraine and Italy, Camel in Italy, and Mild Seven in Taiwan.



(Billions of cigarettes)
□ GFB sale volume
■ Total sales volume
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
96.8
101.5
104.6
56.5
62.7
64.4
2003
2004
2005
the first half of

(Chart 3) GFB sales volume

Question 4) Could you tell the background of setting up the CSR(Corporate Social Responsibility) division?
Answer) In terms of corporate social responsibility, we are striving to increase the corporate value as well as primary business operation in order to fulfill our responsibilities at high-standard toward four groups including customers, shareholders, employees and communities in a balanced manner among them. Also, we had been promoting company-scale activities regarding compliance, global environment, social contributions and others with existed divisions at its core, although for the further development of these activities along with the original activities, we decided to establish CSR promoting division. As for "JT environmental report", which had been issued every year since 1997, it has changed the name to "JT social and environmental report" aiming at improving its context, not only about the environment but also focus on community care with broader standpoints.

Question 5) There seemed to be a personnel change in the external advisory committee member···
Answer) We established the Advisory Committee in July 2001 as a way to hear the opinions from wide variety of external advisors on corporate governance, including medium to long-term management goals, information disclosure and related matters. We newly selected Mr. Tomijiro Morita, the chairman of the board at the Dai-ichi Mutual Life Insurance Company as an outside member. We believe Mr. Morita provides us with valuable advice on management from an investor's perspective.

<Review of Operations>

Tobacco

In the domestic tobacco business, due to domestic social factors, including continued aging of the population, consumers' growing concerns about the impact of smoking on health and reinforcement of smoking regulations, the total demand for tobacco has continued to decrease. In addition, there were several changes in the business environment, such as termination of the license agreement in Japan for Marlboro of Philip Morris International at the end of April 2005. Consequently, the share competition is growing more intense and the domestic tobacco business environment has been getting more severe. Under the circumstances, JT will increase the value of its domestic tobacco business through various measures, including the implementation of a sales-growth strategy and cost structure reform.

As the sales-growth strategy, along with the integration of JTI products for the Japan market into the domestic tobacco business since May 1, 2005, JT will strive to promote its products actively and efficiently following the market characteristics by introducing new products proactively and expanding the sales area for the products which have been launched in limited areas, focusing on the growing segments of the 1-mg tar, menthol, and premium (high price range) markets. During the current three-month period ended June 30, 2005, JT expanded the sales areas of four products (see Table 1), which had been sold only in limited areas, to nationwide in April, when strong customer support justified such expansions. In addition, JT launched 13 products in 10 brands (see Table 2) in July 2005.

In accordance with the ministerial ordinance* which partially revise the Tobacco Business Law Enforcement Regulations, new warning labels are placed on all tobacco packages which have been shipped since July 2005.

(*) finance ministerial ordinance no.103, on November 13, 2003

(Table 1)

Brands	Price/Quantity	Tar/Nicotine	Remarks
Peace Aroma Menthol Box	300 yen/ 20 cigarettes	7mg/0.6mg	Menthol product
Seven Stars Lights Box	280 yen/ 20 cigarettes	7mg/0.7mg	
Hope Super Lights	140 yen/ 10 cigarettes	6mg/0.5mg	
Caster Cool Vanilla Menthol Box	270 yen/ 20 cigarettes	3mg/0.3mg	Menthol product

In the area of cost structure reforms for profit growth, continuous efforts are being made to increase our cost competitiveness. JT closed seven tobacco plants at the end of March 2005 for an effective operation with only 10 tobacco manufacture factories from April 2005. Also, JT has been striving to develop the flexible cost structure and reduce the fixed and variable expenses via the following measures, such as consolidation of sales offices at the end of June 2005, the gradual reorganization of domestic raw material group since July 2004, and shut down of the Miyakonojo plant, one of the tobacco raw material processing plants, at the end of March 2005.

Domestic tobacco sales volume for the current three-month period ended June 30, 2005, decreased by 3.6 billion cigarettes to 50.5 billion cigarettes (Note) (down 6.8% compared with the corresponding figure for the previous year), due to several factors, such as termination of the license agreement for Marlboro products in Japan at the end of April 2005. But such decrease in sales volume is partly offset by sales increase contributed by the integration of JTI products. The domestic share represented 69.6% of the market, down 3.4% compared with the corresponding figure for the previous year. Net sales per 1,000 cigarettes, excluding cigarette tax, were JPY 3,901, down JPY 39 compared with the corresponding figure for the previous year. Net sales decreased to JPY 865.6 billion, down JPY 17.5 billion or 2.0% compared with the corresponding figure for the previous year. However, operating income achieved JPY 59.6 billion, up JPY 8.7 billion or 17.3%, compared with the corresponding figure for the previous year mainly thanks to the business restructuring measures taken last year.

(Note) Apart from the above, the domestic tobacco business sold 0.8 billion cigarettes during the current three-month period ended June 30, 2005 at duty-free shops in Japan, as well as the markets in China, Hong Kong, and Macao, which are covered by JT's China Division.

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFBs to contribute to achieve company-wide management goal as a driving force of the growth in profit of the Group. At the same time, JT will continuously focus on core markets selected in the light of profitability and growth potential, and strive to constantly strengthen the business structure.

As part of the GFBs promotion for enhancing its brand value, JT is globally introducing the Mild Seven family "Blue Wind" symbol that was launched in Japan. The new package has been phased in since July 2005.

Sales volume in the international tobacco business achieved 49.0 billion cigarettes, showing an increase of 1.0 billion cigarettes or 2.0% compared with the corresponding figure for the previous year, driven by sales increase in Russia, Iran, Italy, the Ukraine and Taiwan despite sales decline in license-based Philippines, and in Turkey and Korea markets due to the tobacco tax hike, and temporary fall by inventory adjustment of distribution stock in Spanish market. Sound sales of Winston in Russia, Iran, Italy, the Ukraine and other markets contributed to GFBs sales volume of 30.3 billion cigarettes, showing an increase of 0.3 billion cigarettes or 1.0% compared with the corresponding figure for the previous year. Net sales achieved JPY 196.8 billion and increased by JPY 12.5 billion or 6.8% compared with the corresponding figure for the previous year, due to several factors, such as sales volume increases. Operating income grew to JPY 19.5 billion, increased by JPY 5.7 billion or 41.2% compared with the corresponding figure for the previous year due to the profit growth led by GFBs' development and one-time effect resulting from streamlining of sales promotion dealing with the integration of JTI products.

(Note) With respect to the international tobacco business, the results for the period from January 2005 to March 2005 are incorporated into the reports as the results for the first quarter of fiscal year ending March 2006.

Pharmaceuticals

In the pharmaceuticals business, JT is striving to further build up and strengthen its R&D capability.

At present, JT has six drugs in the clinical development pipeline, after the anti-osteoporosis drug (JTT-305) entered into a clinical stage, while JT terminated the development of the anti-hepatitis C drug (JTK-003).

Royalty revenue from "Viracept", an anti-HIV drug, which JT co-developed with US-based Agouron Pharmaceuticals Inc. and are sold in the U.S., Europe, Japan and elsewhere, declined mainly due to increased competition in the market.

Torii Pharmaceutical Co., Ltd. (hereinafter "Torii"), JT's subsidiary, showed a decrease in net sales, although the sales of its main products such as "Futhan", protease inhibitor, "Antebate", topical adrenocortical hormone, and "Viread" increased, and "Truvada", anti-HIV drug, was launched in April 2005 as such decrease was due to a decrease in the sales of "Urinorm", uricosuric agent, and "Stronger Neo-Minophagen C," agent for liver disease / antiallergic agent, and the transfer of marketing rights for "Tacho Comb", a biological tissue conglutination dressing sheet, to ZLB Behring LLC in October 2004.

Though there was a decline in sales of Torii and in the royalty revenue from "Viracept", one-time income accompanying licensing of "JTK-303", an anti-HIV drug, to US-based Gilead Sciences surpassed the negative impacts. As a result, net sales were JPY 13.6 billion, increased by JPY 0.3 billion or 3.0% compared with the corresponding figure for the previous year. Operating income was JPY 0.03 billion, increased by JPY 1.2 billion compared with the corresponding figure for the previous year, which was loss of JPY 1.2 billion, due to the reduction of JT's R&D expenses and the one-time income previously mentioned.

With the full implementation of revised Pharmaceutical Affairs Law in April 2005, JT decided in April 2005 to close Hofu pharmaceuticals factory, its prescription pharmaceuticals production base, at the end of March 2006, and consolidated it in Torii's Sakura Plant to improve the efficiency of the function of the production.

Clinical Development (as of August 1, 2005)

Code	Stage	Indication	Characteristics	Rights
JTE-607 (inj)	Phase2 (Japan) Phase1 (Overseas)	SIRS (systemic inflammatory response syndrome)	Inhibits the production of inflammatory cytokines	
JTT-705 (oral)	Phase1 (Japan)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche(Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTT-130 (oral)	Phase2 (Japan) Phase1 (Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1 (Japan)	Anti-HIV	Integrase inhibitor which works by blocking integrase, an enzyme that isinvolved in the replication of HIV (HIV:Human Immunodeficiency Virus)	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan. (March 2005)
JTT-302 (oral)	Phase1 (Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	

JTT-305 (oral)	Phase1 (Japan)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	

Foods

In the foods business, JT has been implementing activities to develop and introduce new products, and strengthen existing sales channels, as well as further improve the business value through effective operation, for the purpose of boosting the profitability, leading to JT's future growth.

As for the processed foods business, JT has been continuing to enhance and enrich the product lineup such as "Obento Dai-Ninki!" series, the commercial frozen foods, and "Imadoki-Wazen" series. Also, JT has been striving to expand the scale of operation and strengthen earning capacity through aggressive introduction of highly-valued differential products, including High IG yeast extract, which was developed by JT's unique technology in seasonings.

As for the beverage business, JT has been working to steadily expand its business mainly through the vending machine operation of Japan Beverage Inc., JT's subsidiary. JT aggressively developed and launched new products that pursue thorough differentiation by the reinforcement of core brands, represented by "Roots".

Meanwhile, in order to meet wide variety of customers' demands, "JT Online Shop" (http://www.shopjt.com) has been launched since July 2005 as a new sales cannel.

Driven by the expansion of scale in the processed foods business and expansion of vending machine sales channels in the beverage business, net sales achieved JPY 69.1 billion, increased by JPY 3.7 billion or 5.8% compared with the corresponding figure for the previous year. Operating income came to JPY 1.0 billion, increased by JPY 0.06 billion or 6.3% compared with the corresponding figure for the previous year due to the aggressive investment toward sales expansion.

Other businesses

The net sales were JPY 5.7 billion and operating income was JPY 1.8 billion, decreased by JPY 9.1 billion or 61.3% and by JPY 1.2 billion or 39.9%, respectively, compared with the corresponding figures for the previous year, as the number of consolidated subsidiaries decreased through the transfer of their shares.

<QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS>

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen	
	as of June 30 2005	*change from the comparable period in 2004*
ASSETS	JPY	JPY
CURRENT ASSETS	1,441,933	△ 62,515
FIXED ASSETS	1,483,527	5,948
Property, plant and equipment:	639,344	△ 310
Buildings and structures	251,208	△ 5,650
Machinery, equipment and vehicles	141,387	776
Land	168,888	△ 2,058
Other	77,860	6,622
Intangible Assets:	571,921	2,213
Goodwill	331,155	9,741
Trademarks	206,132	△ 5,391
Other	34,634	△ 2,136
Investments and other assets:	272,260	4,045
DEFERRED ASSETS	9	△ 18
TOTAL ASSETS	2,925,471	△ 56,585

*Amounts are rounded down to the nearest JPY 1 million.

Current assets decreased mainly due to the retirement allowance associated with voluntary retirement program that took place in previous year in addition to the decrease in inventories.

This is the balance between acquisition cost upon business acquisition and current value of stockholders' equity. It mainly arose upon acquisition of RJR International (currently JT International) and Unimat Corporation (currently Japan Beverage, inc.)

Chiefly the trademarks of Global Flagship Brands such as Camel, Winston and Salem, which JT obtained by acquiring RJR International.

	Millions of yen	
	as of June 30 2005	*change from the comparable period in 2004*
LIABILITIES	JPY	JPY
CURRENT LIABILITIES	669,747	△ 72,591
NON-CURRENT LIABILITIES	653,490	△ 34,426
TOTAL LIABILITIES	1,323,237	△ 107,017
MINORITY INTERESTS	54,409	812
SHAREHOLDERS' EQUITY:		
COMMON STOCK	100,000	-
CAPITAL SURPLUS	736,400	-
RETAINED EARNINGS	837,887	31,960
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	17,766	878
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	△ 69,651	16,781
TREASURY STOCK	△ 74,578	-
TOTAL SHAREHOLDERS' EQUITY	1,547,823	49,619
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2,925,471	△ 56,585

*Amounts are rounded down to the nearest JPY 1 million.

Current liabilities decreased following decrease in account payable related to voluntary retirement program.



Billions of yen
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
550.7
511.7
623.5
424.4
798.4
381.2
863.6
230.7
807.3
233.0
2002
2003
2004
2005
as of June 30, 2005
Liquidity
Interest-Bearing Debt

Liquidity = cash and deposits + marketable securities + Commercial paper received under repurchase agreement.
Interest-Bearing Debt = Short-Term Debt + Bonds + Long-Term Debt.

QUARTERLY CONSOLIDATED STATEMENTE OF OPERATIONS

	for the three months ended June 30, 2005	*change from the comparable period in 2004*
	Millions of yen	
	JPY	JPY
Net sales	1,151,053	△ 10,017
Cost of sales	914,880	△ 9,418
GROSS PROFIT	236,172	△ 599
Selling, general and administrative expenses	150,632	△ 18,643
OPERATING INCOME	85,540	18,044
Non-operating income	2,787	△ 1,380
Non-operating expenses	3,981	△ 2,180
RECURRING PROFIT	84,346	18,843
Extraordinary profit	4,619	△ 255
Extraordinary loss	9,077	6,477
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	79,888	12,109
Income taxes-current	31,371	8,768
Income taxes-deferred	-	-
Minority interests	992	△ 872
NET INCOME	47,524	4,214

*Amounts are rounded down to the nearest JPY 1 million.

Total net sales declined mainly due to the shrinking demand for tobacco products in domestic market.

Profit grew in domestic tobacco business owing to the cost reduction resulting from the business restructuring in the previous year, and also profit increased in each of the business segment including international tobacco, phermaceuticals and foods.

Extraordinary loss increased by the business restructuring cost and losses on sale and disposal of fixed assets.



Billions of yen
90
85
80
75
70
65
60
55
50
45
40
67.4
65.5
85.5
84.3
FY2004 Q1
FY2005 Q1
operating income
recurring profit

QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

	for the three months ended June 30,2005	*change from the comparable period in 2004*
	Millions of yen	
	JPY	JPY
NET CASH USED BY OPERATING ACTIVITIES	△ 24,135	△ 36,598
NET CASH USED BY INVESTING ACTIVITIES	△ 17,812	△ 165,527
NET CASH USED BY FINANCING ACTIVITIES	△ 14,334	△ 2,369
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	2,538	3,344
NET DECREASE IN CASH AND CASH EQUIVALENTS	△ 53,744	△ 201,151
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	829,087	227,426
CASH AND CASH EQUIVALENTS, END OF PERIOD	775,343	26,274

*Amounts are rounded down to the nearest JPY 1 million.



Billions of yen
60
50
40
30
20
10
0
-10
2.2
43.3
-4.4
47.5
FY2004 Q1
FY2005 Q1
extraordinary profit(loss)
net income